

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



June 7, 2004

Commission File Number:
1-14251

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant's name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [X] No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Registrant)



By: ______________________
Name: Prof. Dr. Henning Kagermann
Title: CEO and Chairman



By: ______________________
Name: Dr. Werner Brandt
Title: CFO

Date: June 7, 2004

SAP ANNUAL REPORT 2003


THE SPIRIT OF INNOVATION

RESPONSIBLE LEADERSHIP
SAP is committed to its customers, shareholders, and other members of the SAP community.

PUTTING IDEAS INTO PRACTICE
SAP's solutions help customers succeed in a difficult market.

FINDING A WORLD OF OPPORTUNITY
SAP maximizes current potential to take the lead in new markets.

INNOVATING FOR THE FUTURE
SAP invests in research and development and gives its employees freedom to be creative.

THE BEST-RUN BUSINESSES RUN SAP


SAP

FINANCIAL SUMMARY

SAP Share in Comparison with the DAX and the Goldman Sachs Software Index

January 1, 2003 to February 20, 2004 | in percent



SAP Share (Xetra)
DAX 30 Performance (Xetra) – Price Index
Goldman Sachs Software – Price Index
190
180
170
160
150
140
130
120
110
100
90
80
70
01
02
03
04
05
06
07
08
09
10
11
12
01
02

THE SPIRIT OF INNOVATION

Innovation is the spirit that drives SAP®. It is embedded in our corporate culture. It is embodied in our 30,000 employees. And it is integrated into our business solutions, which are continually evolving to meet the needs of a changing world. In 2003, the spirit of innovation enabled SAP to rise above the difficulties of a sluggish global economy, fueling continued growth in profits and market share. What's more, it led to important new technologies that helped our customers achieve their goals for profitable growth.

For example, we rolled out SAP NetWeaver™, a breakthrough technology platform that solves one of the industry's most persistent problems – the integration of disparate information systems of the past, present, and future. In addition, we expanded the capabilities of our flagship mySAP® Business Suite, adding features that deliver even greater value in such critical areas as customer relationship management, supply chain management, product life-cycle management, and enterprise portals. We also introduced a line of cross-applications known as SAP xApps™, which combine a variety of solutions to meet the needs of a complex business process.

As a result of these and thousands of other innovations, large and small, today's SAP is a far different company than it was two years ago. And we continue to embrace change as the primary agent of our future growth. Because we believe that to stay in one place is to fall behind.





Meet the people who run SAP: our Chairman and CEO, Executive Board, and Extended Management Board. Review our progress in the key areas of investor relations, corporate governance, and corporate citizenship.

Discover how SAP solutions help customers conquer the challenges of today's highly competitive global economy. Understand why companies of all sizes, and in all industries, count on SAP to improve their critical business process.

Travel around the globe to see the many ways SAP adapts its products and services to fit customer needs. Learn how we employ local specialists, how we approach emerging markets, and how we develop innovative products.

Take a look inside SAP at the people and processes working today for sustained growth in the future. Find out about our multinational R&D efforts, our world-class employees, and our ever expanding product portfolio.

SAP ANNUAL REPORT 2003

RESPONSIBLE LEADERSHIP

PUTTING IDEAS INTO PRACTICE

FINDING A WORLD OF OPPORTUNITY

INNOVATING FOR THE FUTURE

FINANCIAL INFORMATION



Henning Kagermann
(Chairman and CEO)
- Joined SAP in 1982
- Member of the Executive Board since 1991

- Overall responsibility for SAP's strategy and business development
- Marketing and global communications
- Consulting and customer development
- Business Solutions Group Financial & Public Services



Shai Agassi
- Joined SAP in 2001
- Member of the Executive Board since 2002

- Development of the integration and application platform SAP NetWeaver
- mySAP SRM and SAP xApps



Léo Apotheker
- Joined SAP in 1988
- Member of the Executive Board since 2002

- Global Field Operations

Dear Shareholders, Customers, Partners, and Colleagues,

At the beginning of 2003, SAP, like many of our customers, was uncertain about the economic and political situation. Our strategic goals were therefore to significantly improve earnings per share and increase SAP's market share, despite forecasts of a stagnant market. We executed well on this strategy and, despite the currency impact of a strong euro, were able to exceed guidance by reporting record operating income, earnings per share, and margin growth. Our gains in market share, measured against our four major peers, was also greater than ever before. The SAP share price increased 76% over the year and outperformed the German DAX by 39 percentage points, and the Goldman Sachs Software Index by 26 percentage points.



Werner Brandt
- Joined SAP in 2001
- Member of the Executive Board since 2001

- Chief Financial Officer



Claus E. Heinrich
- Joined SAP in 1987
- Member of the Executive Board since 1996

- Business Solutions Group Manufacturing Industries
- Human resources
- Labor relations



Gerhard Oswald
- Joined SAP in 1981
- Member of the Executive Board since 1996

- Global support
- IT infrastructure



Peter Zencke
- Joined SAP in 1984
- Member of the Executive Board since 1993

- Development of SAP's Enterprise Services Architecture and Platform
- Coordination of global research activities and development labs

A CHALLENGING YEAR In 2003, business priorities for companies worldwide included pressures for better corporate governance; focus on core business, primarily cost controls, lean operations, and efficiency; and ensuring that customers were at the center of business. Companies sought to increase profitability by running their businesses more effectively, and wanted to ensure that they had the flexibility to exploit the new opportunities that an economic recovery would create. Technology was considered crucial to achieving these business goals. However, information technology (IT) investments needed to make a faster return than in the past and so this aspect was closely monitored in all projects. Companies were looking for, and will continue to look for, technology solutions to solve real business problems – gone are the days of technology for technology's sake. Decision-makers thus preferred manageable, lower risk projects with a swifter return on investment (ROI), which led to an overall decline in deal size, a trend that SAP successfully managed to offset through a 13% increase in the number of deals signed during 2003.

Software vendors were under greater pressure to deliver ever-evolving, future-proof solutions to satisfy customers' more exacting demands. 2003 saw substantial industry consolidation and, in the business software sector, the effects were far-reaching. While SAP may now face fewer competitors, the competitive landscape has become much more fierce. We experienced unprecedented pricing pressures in 2003 but were able to benefit from good, long-established relationships with customers and our image as a reliable partner. As many of our competitors were looking internally to their own operations and faced self-induced challenges created through mergers and acquisitions, SAP was able to sharpen its focus on meeting customers' needs. For example, despite the strong currency impact on our license revenues and an overall focus on growing operating margin, we increased spending on research and development (R&D) by 9 % year-on-year. Our commitment to innovating for our customers was recognized by Wall Street Journal Europe, which gave its European Innovation Award to SAP for our work in radio frequency identification (RFID) technology.

We restructured the Company to enable us to resolutely pursue our goals and react flexibly to changes in IT buying patterns. A management transition took place when Hasso Plattner, co-founder and former co-CEO, decided to leave the day-to-day operations of SAP to dedicate his time to the mid- and long-term strategic direction of the Company. This transition was effected smoothly, and the Company continued to execute on the strategy that Hasso and I developed during our five years of shared leadership as co-CEOs of SAP. At the Annual General Shareholders' Meeting in May, you appointed Hasso to the Supervisory Board and he was immediately named as its Chairperson.

MARKET LEADERSHIP 2003 was another difficult year for the software industry, yet SAP continued to strengthen its global market leadership position. Translated into U.S. dollars, the reporting currency of our main competitors, we increased software license revenue 12 % while the rest of the market saw another decrease (3 %). SAP's worldwide share of the market against its four largest competitors was 59 % at the end of the fourth quarter of 2003, compared with 51 % at the end of the fourth quarter of 2002. In the United States, we became the market leader through a 2003 increase in market share of 14 %.

We also achieved market leadership in our major product lines. In particular, we accomplished our goal of becoming the number one customer relationship management vendor globally by offering the market a superior solution. With mySAP Customer Relationship Management (mySAP CRM), our customers enjoy the benefits of best-of-breed software while also benefiting from the lower total cost of ownership (TCO) offered by an integrated suite of solutions.

Our clear message delivered to customers at our annual SAPPHIRE conferences was a call to invest in innovation. We demonstrated that smart IT contributes to a company's bottom line, providing ROI while reducing total cost of ownership, specifically in times of economic uncertainty. This message has resonated well in the market and has helped to put SAP back into the number one position.

SAP's corporate culture and our highly motivated employees were essential to our excellent performance. Our 30,000 employees worldwide are known for their flexibility, idealism, and innovative thinking. We would like to take this opportunity to thank them, our partners, and our customers for their contribution and dedication.

TECHNOLOGY LEADERSHIP In 2003, one of SAP's most significant accomplishments was the launch of Enterprise Services Architecture and SAP NetWeaver technology platform, the technical enabler of this service-oriented architecture for adaptive business solutions. SAP NetWeaver helps companies achieve growth through continuous change and innovation. It allows our customers to integrate existing assets into their SAP landscapes for further ROI and lower TCO. It also helps them to quickly automate new business processes that foster change. And, it provides business and financial transparency by integrating previously "siloed" business processes across SAP and non-SAP applications as well as between in-house and outsourced applications. SAP NetWeaver opens up a new dimension: It elevates an existing IT infrastructure from an enabler of work to an enabler of change, and makes change sustainable through reduced risk and contained cost.

In an effort to better align the SAP development organization to deliver on the SAP NetWeaver promise and to continually add customer-oriented innovation to our offerings, SAP undertook its most significant corporate realignment ever during the summer of 2003. The Strategic Cross-Organizational Realignment initiative created business solution groups to increase our focus on developing and delivering tailored industry solutions. We also created the Application Platform & Architecture group to set architectual standards and develop reusable software components.

THE YEAR AHEAD Our success in 2003 is not a one-time, short-term story. SAP does not operate in one-year cycles; our strategy is for the long-term. The overall economic outlook for 2004 is far more optimistic and SAP will focus strongly on increasing license revenue, while also continuing our focus on increasing profitability. We will execute on our strategy of offering an innovative product portfolio that helps customers identify and capitalize on growth opportunities through better business processes. We will continue to invest in business solutions for small and midsize businesses in order to improve our products and their delivery to new market segments. And, we will continue to invest in research and development, develop future growth areas of our business, and drive for market-wide adoption of SAP NetWeaver.

SAP has proven that it can outperform the market in both good and bad times. With the strengths highlighted above, our ongoing commitment to our customers' success, and an overall better economic outlook for the year, SAP expects to benefit more than our competition from the upswing in the economy. Analysts have expressed confidence that SAP will continue to increase market share regardless of how quickly overall IT investment recovers, and that the Company will be able to continue to deliver high growth in earnings per share. We agree with this analysis and look forward to sharing our success with you.

Sincerely,



Henning Kagermann
Chairman and CEO, SAP AG



Leslie Hayman
- *Joined SAP in 1994*
- Member of the Extended Management Board since 2000

- Global SAP Human Resources



Karl-Heinz Hess
- *Joined SAP in 1980*
- Member of the Extended Management Board since 1996

- Integration and application platform SAP NetWeaver



Martin J. Homlish
- *Joined SAP in 2000*
- Member of the Extended Management Board since 2002

- Global Marketing



Wolfgang Kemna
- Joined SAP in 1987
- Member of the Extended Management Board since 2002 until January 2004

- Global Initiatives



Peter J. Kirschbauer
- Joined SAP in 1982
- Member of the Extended Management Board since 2002

- Business Solution Group Service Industries



Klaus Kreplin
- Joined SAP in 1997
- Member of the Extended Management Board since February 12, 2003

- Integration and application platform SAP NetWeaver

TRANSPARENT COMMUNICATION

The value of SAP stock rose appreciably in 2003. The Company continued to augment its direct communications with portfolio managers and private investors. SAP's status as a European blue chip was recognized when it was selected as a component of the Dow Jones STOXX 50 index. In 2004, SAP expects to continue improving shareholder services especially for U.S. retail investors.

STRONG STOCK PERFORMANCE SAP performed well on the world's stock markets in 2003. The share price climbed 76 % over the year, outperforming both Germany's DAX blue-chip index and the Goldman Sachs Software Index, which rose 37 % and 50 % respectively in the same period. Starting the year at €74.90 in Frankfurt, SAP stock initially dipped to a yearly low of €67.65 by mid-March. From that point, it made steady progress, peaking at €134 in early November to end the year on €133.15.

In the United States, foreign companies' American Depositary Receipts (ADRs) are traded instead of shares. Four SAP ADRs represent one SAP share. The SAP ADR rose 105 % on the New York Stock Exchange (NYSE) in 2003, closing at US$41.56.

MOST-TRADED GERMAN STOCK ON NYSE SAP's market capitalization reached €42.0 billion at the end of 2003, an increase of €18.2 billion since the end of 2002. The average number of SAP shares traded per day in 2003 was 1.88 million. The average number of ADRs to change hands per day was 1.97 million, making SAP the most heavily traded German stock on the NYSE.

STOXX 50 COMPONENT Effective September 2003, SAP shares became a component of the Dow Jones STOXX 50 index, a welcome recognition of SAP's blue-chip status in the European market. The chief criteria for inclusion in the index are market capitalization (weighted to reflect the free float) and the sector or industry in which a company operates.

»

SAP Shares – Key figures

€ per share except as stated	2003	2002
Earnings per share – basic	3.47	1.62
Earnings per share – diluted	3.46	1.62
Dividend[1]	0.80	0.60
High/low for year[2]	134.00/67.65	176.30/41.65
Cash earnings according to DVFA/SG[3]	**4.67**	**4.36**
Equity (€ billions)	3.7	2.9
Number of shares (millions)	315.4	315.0
Market capitalization (€ billions)	42.0	23.8

[1] Proposed dividend for 2003
[2] Xetra
[3] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method

Return on SAP Common Shares

Initial investment: €10,000

Date of investment	Dec. 31, 1993	Dec. 31, 1998	Dec. 31, 2002
Period of investment	10 years	5 years	1 year
Value in € at the close of 2003[1]	228,649.43	11,093.61	18,028.40
Average annual return in %	**36.75**	**2.10**	**80.28**
Comparable return in %			
DAX	5.75	- 4.54	37.08
REXP[2]	6.18	4.66	4.09
S&P 500 (€-base)	9.88	- 2.07	6.33
Goldman Sachs Software Index GSO (€-base)	-	- 8.51	24.86

[1] Assuming all dividends (but not German tax credits) were reinvested
[2] Performance index of the German bond market



SAP shares are also a component of the DAX 30, the DAX 100, the Dow Jones STOXX Total Market Index Euro, the Dow Jones STOXX Sustainability Index (DJSI STOXX), and the Dow Jones Sustainability Index World (DJSI World).

DEPENDABLE DIVIDEND POLICY In contrast to many of the Company's direct competitors, which have not distributed dividends to their shareholders in the past, SAP has long maintained a policy of dependable dividend payments. The Executive Board and the Supervisory Board will recommend to the Annual General Shareholders' Meeting that a dividend of €0.80 be paid per share. If shareholders approve this recommendation, total distributed dividends for fiscal year 2003 would be approximately €249 million.

U.S. STAKE GROWS AGAIN The total number of SAP shares outstanding at the end of 2003 was 315.4 million. Three founders of the Company, their families, trusts, and holding companies hold approximately 38 % of the equity. The balance, approximately 62 % of the subscribed capital, is in free float. At the end of 2003, German institutions (mutual funds, insurance companies, and financial asset managers) held 14.1 % of the free float, approximately 2 percentage points less than in the previous year. On the other hand, there was increased interest in SAP among U.S. institutions. The number of U.S. institutional shareholders grew, and their total stake in SAP increased by more than 8 percentage points to 34.0%. This encouraging news reflects the Company's increased investor relations efforts in the United States. Institutional holdings of SAP stock in mainland Europe excluding Germany declined by approximately 1 percentage point to 19.1 % of the subscribed capital. UK and Ireland based institutions held approximately 8.8 % of the SAP shares.

ENGAGEMENT WITH THE FINANCIAL MARKETS Financial statistics and company earnings are not the only factors that guide investment recommendations and portfolio selection. Often, investors' own impressions of the quality of a company's management and strategy also play an important part. SAP elucidated its strategy to financial analysts, portfolio managers, and private investors the world over in more than 400 one-on-one discussions, group sessions, and road shows. These continuing efforts have borne fruit: More than 80 banks and financial service providers, about one-third of them in the United States, now regularly publish commentary, valuations, and recommendations concerning SAP stock.

Two stories dominated the dialogue with investors in 2003: the new SAP NetWeaver technology platform and the Company's stronger focus on industry solutions. As in previous years, the Company held several workshops for investors, at which it explained its product strategy and invited customers to report how they find SAP solutions in practice. More than 100 financial analysts and portfolio managers attended the SAP Investor Day at the SAPPHIRE '03 customer conference in Orlando, Florida. The same number came to the London SAP Investor Day in October 2003.

ONGOING RETAIL INVESTOR COMMUNICATIONS Four times a year, the Company publishes SAP Investor, a printed newsletter in German that tells shareholders, especially private investors, the latest news about the Company, the stock, and the overall market. This newsletter is now complemented by SAP Investor Radio, which provides monthly bulletins on news about the Company and the software industry.

In collaboration with banks, shareholder associations, and investment clubs, SAP also organized several presentations and panel discussions at which investor relations officers of the Company answered private investors' questions. Once again, the year's best-attended event was the Annual General Shareholders' Meeting. More than 4,000 shareholders took part, representing some 58 % of the subscribed stock. For the first time, the Company provided an Internet link through which shareholders could listen to speeches by the Executive Board and Supervisory Board chairpersons and submit proxy voting instructions.

INVESTOR RELATIONS AWARDS SAP won several awards in 2003 for the quality of its relationship with the investor community and for its success in building the value of the Company. Germany's Capital business magazine and Deloitte & Touche GmbH, accountants and management consultants, awarded SAP their Investor Relations Prize in Gold for the DAX component category. Focus Money, another German business magazine, honored SAP with its 2003 Company of the Year award in the DAX class. The award recognizes company performance and the transparency of financial statements. The IR Magazine, a global investor relations journal, identified SAP as one of the eurozone companies that make best use of the Internet for investor relations.

In 2004, SAP again has set high standards of quality for its shareholder communications. Investor relations efforts will continue to focus on timely, clear, and understandable reporting of the Company's strategic orientation and performance. In particular, SAP expects to continue improving shareholder services for U.S. private investors. It has already taken the first step by becoming a corporate member of the National Association of Investors Corporation (NAIC), a major private investor community in the United States, and SAP investor relations officers will be present at several NAIC events.

Cash Earnings According to DVFA/SG[1]

€ millions	2003	2002
Net income before minority interest	1,077.1	508.6
Minority interest	6.9	6.2
Net income	**1,084.0**	**514.8**
Depreciation and amortization	238.2	348.3
Write-ups	– 7.2	– 0.7
Change in reserves and accrued liabilities	77.5	55.6
Change in deferred taxes	92.6	74.7
Other material non-cash expenses and income	– 13.2	381.0
Cash earnings according to DVFA/SG[1]	**1,471.9**	**1,373.7**
Cash earnings per share according to DVFA/SG[1] (in €)	**4.67**	**4.36**

[1] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method

VALUE-ORIENTED MANAGEMENT

Responsible, transparent management and monitoring remained core values of SAP's corporate culture in 2003. Corporate governance improvements aimed to underpin the long-term confidence of shareholders, customers, and employees in the Company's management. Complying with the Sarbanes-Oxley Act was the top priority.

VALUE-ORIENTED MANAGEMENT AS STANDARD The relationship between SAP's stakeholders and the Executive and Supervisory Boards has always been characterized by transparency and a sense of responsibility. Long before the official standards and recommendations came into force, SAP understood corporate governance as a concept that encompasses all corporate values, processes, and goals. SAP's Executive Board, Supervisory Board, and employees ensure that the Company actively practices good corporate governance. In 2003, the corporate governance officer, appointed by the Executive and Supervisory Boards, monitored compliance with the regulations and reported to the Supervisory Board on corporate governance at SAP.

ONGOING REVIEW OF SAP'S PRINCIPLES OF CORPORATE GOVERNANCE SAP sees corporate governance as an ongoing process. From time to time, therefore, it reviews – and if necessary amends – its Principles of Corporate Governance in light of experience gained, the needs of the day, the law, and national and international standards. SAP studied the new developments in 2003, particularly the U.S. Sarbanes-Oxley Act and the changes to the German Corporate Governance Code, to see whether it needs to adapt its Principles of Corporate Governance. SAP will publish revised Principles in the spring of 2004.

CHANGES TO THE EXECUTIVE AND SUPERVISORY BOARDS In March 2003, Hasso Plattner, the last SAP co-founder on the Executive Board, declared his intention to retire as Co-Chairman and CEO at the Annual General Shareholders' Meeting on May 9, 2003 and, at the same time, to step down from the Executive Board. Since then, SAP's Executive Board has had seven members, with Henning Kagermann as the sole Chairman and CEO.

Also, on May 9, Klaus-Dieter Laidig left the Supervisory Board to make his seat available to accommodate Hasso Plattner. At its subsequent meeting, the Supervisory Board elected Hasso Plattner as its Chairperson to replace SAP co-founder Dietmar Hopp. The Supervisory Board therefore continues to have 16 members, eight of whom are employee representatives.

The switch brought changes to the membership of the Supervisory Board committees. SAP has posted the details of the committees' areas of responsibility and their members on its Web site.

SAP became one of the first German bearer-share-issuing corporations to provide as services to its shareholders both Internet coverage of its Annual General Shareholders' Meeting and Internet proxy appointment and instruction facilities right up to the beginning of voting.

2003 COMPLIANCE DECLARATION Under the German Stock Corporation Act, section 161, listed companies are required to submit an annual declaration of their compliance with the recommendations of the German Corporate Governance Code. The Executive and Supervisory Boards published their joint compliance declaration on SAP's Web site in May 2003. It is based on the November 7, 2002 version of the German Corporate Governance Code. The 2004 compliance declaration will address the amended recommendations, which the German Government Commission published in July 2003.

The 2003 declaration includes the information that Hasso Plattner's move to the Supervisory Board means there are now three former Executive Board members on the Supervisory Board. Both the SAP Executive and Supervisory Boards believe that limiting the number of former Executive Board members on the Supervisory Board to two, as recommended by the German Corporate Governance Code, is an inappropriate restriction of the shareholders' right to elect the members of the SAP Supervisory Board. In particular, as all three former Executive Board members are co-founders of SAP AG and each directly or indirectly holds more than 10% of SAP AG's capital stock.

ANNUAL GENERAL MEETING GEARED TO SHAREHOLDERS The German Stock Corporation Act provides that shareholders can exercise their rights at an Annual General Shareholders' Meeting in person or appoint a proxy to vote on their behalf. SAP wishes to actively encourage as many shareholders as possible to vote. In 2003, therefore, SAP gave its shareholders the option for the first time of having their voting rights exercised by a proxy who is provided by the Company and who is bound to carry out their voting instructions.

SAP is also one of the first German stock corporations with bearer shares to enable its shareholders to follow the Annual General Shareholders' Meeting, including the general debate, via the Internet. Investors may also submit online instructions, until the voting begins, on how their votes are to be cast.

IMPLEMENTATION OF THE SARBANES-OXLEY ACT SAP is listed on the New York Stock Exchange, so it is bound by U.S. financial market legislation as well as the German Stock Corporation Act. The Sarbanes-Oxley Act, which came into force in the United States in July 2002, is designed to improve investor protection and restore investors' confidence in the integrity of the financial markets. SAP responded promptly to »

»the new law and implemented numerous measures to fulfill the new requirements on corporate governance and reporting for listed companies. SAP's corporate governance efforts in 2003 focused on its duties under the Sarbanes-Oxley Act.

In December 2002, SAP fulfilled one of the main recommendations of the U.S. Securities and Exchange Commission (SEC) for complying with the Sarbanes-Oxley Act by setting up a Disclosure Committee. The committee evaluates information for its relevance to the financial markets, ensures duties of disclosure are met, and thus supports the internal audit of financial reporting. The Disclosure Committee met eight times in 2003.

One of the main requirements of the Sarbanes-Oxley Act is the establishment and monitoring of internal audit processes to ensure that public disclosure is correct and complete. The Company's management must therefore submit an annual report stating its responsibilities for setting up and maintaining the internal audit processes as well as for assessing their effectiveness. In 2003, SAP expanded the documentation of its internal audits and began to implement a software solution, which it developed to help meet the extensive documentation requirements of the Sarbanes-Oxley Act.

SAP also introduced a certification procedure that requires the management board members of SAP's subsidiaries, as well as all members of the Executive Board and Extended Management Board, to confirm to the CEO and CFO that they have acted properly in their business dealings. This process underpins the certificates that the Sarbanes-Oxley Act requires the CEO and CFO submit. The certificates document the Company's correct, complete, and proper financial reporting and the effectiveness of the internal audit in the Form 20-F annual report.

The Audit Committee plays an important role in implementing the requirements of the Sarbanes-Oxley Act. In addition to its duties under the German Stock Corporation Act, the Audit Committee prepares the Supervisory Board's recommendation concerning the independent public accountant to be elected, monitors the commissioning of the independent public accountant with audit and non-audit services, receives anonymous complaints from employees about accounting and auditing practices, and examines information about possible cases of fraud. The Sarbanes-Oxley Act requires the annual report to indicate whether any member of the Audit Committee could be considered a "finance expert." The SEC defines this as a person with knowledge and experience of auditing, accounting, internal audits, and the work of audit committees. Wilhelm Haarmann meets these criteria and thus is the "finance expert" on SAP's Audit Committee.

One major Sarbanes-Oxley Act requirement is that companies set up and regularly monitor internal audit processes. This prompted SAP to improve the documentation of its internal audit processes in 2003 using the Sarbanes-Oxley solution developed for that purpose.

SAP introduced a Code of Business Conduct, a statement of the Company's and its employees' commitment to safeguarding against misleading SAP's investors, customers, vendors, or partners and against unfair competitive practices and corruption.

IMPLEMENTATION OF A CODE OF ETHICS As well as individual measures designed to ensure the integrity of companies' management, the Sarbanes-Oxley Act requires companies to have a code of ethics for senior financial officers; that is, the CEO, the CFO, the heads of controlling and accounting, and anyone else with a similar role. The code should encourage honest behavior, appropriate treatment of conflicts of interest, and proper financial reporting.

In 2003, SAP introduced a Code of Business Conduct, which applies to the areas and people covered by this requirement. The Code, which is binding on all SAP employees, sets the standard for how they interact with customers, partners, competitors, and vendors. The Code is a statement of SAP's commitment to safeguarding against misleading its investors and customers, unfair competitive practices, and corruption. To allow for differences in culture and legal systems and to help employees in SAP's subsidiaries to identify more closely with the Code of Business Conduct, SAP has not implemented a single code across the SAP Group. Instead, SAP framed Group-wide minimum standards in a master framework. During 2003, all of the companies in the SAP Group adopted similar codes of their own. These individual codes of conduct must at least reflect the master code, but they may contain additional rules, and their rules may be more stringent and take local differences into consideration.

RISK MANAGEMENT Both the Sarbanes-Oxley Act in the United States and the German Supervision and Transparency in the Area of Enterprise Act (KonTraG) place high demands on SAP's risk management systems. Systematic risk management helps to identify risks, which is an important part of value-oriented company management. SAP has implemented a number of control mechanisms across the SAP Group to enable management to recognize in good time and control the entire range of risks and to develop effective measures to minimize them. These measures include Group-wide reporting and structured management and control systems. The Company's internal audit service and the Supervisory Board are also intensively engaged in risk management. To underscore the importance of taking a global risk management approach, the Executive Board created the Global Risk Management team to coordinate, standardize, and optimize SAP's existing risk management processes.









SAP

FORGING COMMUNITY PARTNERSHIPS

SAP believes that an organization's commitment to social responsibility is closely linked to its ability to innovate. In 2003, the Company issued its first innovation report, "SAP Makes Innovation Happen." This report focuses on the many ways in which a vibrant corporate culture and a strong commitment to social responsibility can significantly boost an organization's potential for innovation. And it confirms our practice of forging strong partnerships with community organizations to pursue cooperative corporate citizenship.

MORE THAN MONEY ALONE SAP and its employees share a sense of responsibility and commitment to the community beyond the Company's own four walls, as reflected in the maxim, "think globally and act locally." An excellent example of this philosophy at work is the collaboration between SAP Labs India and a children's home in Bangalore. In June of 2000, SAP began providing financial support to cover primary needs for more than 100 children, including food, access to schooling, and basic healthcare. But it soon became clear to the people of SAP Labs that much more could be done than giving money alone.

Together, SAP Labs employees and the managers of the children's home set a far more ambitious goal: to nurture the children's personal strengths, so that they could cope independently and develop in their own ways. SAP staff members are now creating individual development programs so that all of the children can learn a trade or go on to university – according to their own interests and potential.

Innovation Congress

Over 325 leading educators and researchers from 23 countries met at the first European Innovation Congress to exchange information about the latest developments in research and education. The congress, which takes place twice a year in the United States and Europe, presented current research projects.



Experience with this project has shown that it is not just the Indian children who benefit from a partnership like this. The SAP employees also gain. The personal feedback they receive demonstrates that their social commitment has a true and lasting impact. Their success in helping the Bangalore children help themselves is a constant reminder to the employees of how living conditions and opportunities for such disadvantaged children can be significantly improved.

PREPARING STUDENTS FOR THE BUSINESS WORLD Today's students are tomorrow's workers. Unfortunately, however, even the best school and university courses can have blind spots: All too often, graduates embark on their subsequent careers with no knowledge of the workings of business – a serious deficit for the graduates and for their future employers.

SAP has risen to this educational challenge. As early as 1988, we launched a university alliances program, a form of collaboration with universities that is unique in the information technology industry. In courses using SAP technology, students gain hands-on experience with proven business methods and current trends in business process management.

Today, almost 130,000 students benefit from participation in SAP University Alliances at more than 500 universities in 36 countries. The results have verified SAP's approach. Graduates of the program are unique. They think in terms of business processes and so are able to establish themselves in the business world much more quickly. And as their careers progress, they use the knowledge they have gained, developing new ideas and innovative approaches.

A PERSONAL COMMITMENT SAP continues to seek out collaborative opportunities for sustainable social and cultural projects, and for initiatives in education and research. These endeavors all have the same ideal in common: They are kindled by the personal commitment of SAP employees around the world. And time and again they demonstrate that, just as at work, the most resounding successes are those achieved by real partners working toward shared goals.

INNOVATION AT WORK


Liverpool


UBS
UBS (Lux) Strategy Fund – Yield (USD) B
UBS
UBS (Lux) Strategy Fund – Balanced (USD) B
UBS (Lux) Strategy Fund – Growth (USD) B
UBS
UBS (Lux) Strategy Fund – Equity (USD) B

Liverpool, Mexico
SAP for Retail

Liverpool is Mexico's premier department store chain, operating 52 stores and multiple shopping malls throughout the country. Founded in 1847 by Juan Bautista Ebrard, Liverpool has expanded through purchasing malls and opening new stores.

UBS, Switzerland
SAP for Banking

UBS serves a quarter of the Swiss lending market. The financial services firm provides banking and securities services to individual and corporate customers. With headquarters in Zurich and Basel, the company operates in over 50 countries and from all major international financial centers.

The list of SAP customers continues to grow. In 2003, we served more than 21,600 organizations of virtually every size and description, from FORTUNE 500 corporations, to entrepreneurial start-ups, to government agencies. And we were part of virtually every business day for more than 12 million users worldwide. The following are just a few of the success stories that resulted from SAP innovation at work.

AGILE

FIRST IT SERVICE PROVIDER
MPLEMENT THE SAP xRPM
ERED BY NETWEAVER


SHARP
AQUOS

Agile Solutions, Brazil
SAP NetWeaver and SAP xApps

Fast consulting: Agile Solutions was founded in 1999. Since then the company has grown quickly. Agile Solutions is headquartered in São Paulo, Brazil and also has offices in Santiago, Chile and Miami, Florida.

Sharp Electronics, Germany
SAP R/3® Enterprise

Sharp Electronics (Europe) GmbH is a subsidiary of Sharp Corporation, which was founded in Tokyo in 1912 with three employees. Today, the Sharp Group has around 55,100 employees worldwide.


Liverpool

Liverpool achieved one of its strategic goals with SAP: It standardized its IT systems, laying the foundation for continuing growth.

SAP FOR RETAIL – PROFITABILITY AND EFFICIENCY ARE IN STORE

Despite the success of specialty shops and boutiques, department stores continue to thrive, and the reason is simple: They offer customers the convenience of shopping for a wide range of products in a single location.

For much the same reason, El Puerto del Liverpool, S.A. de C.V., the largest department store chain in Mexico, recently shopped for a software solution provider, and selected SAP.

Founded in 1847 and headquartered in Mexico City, Liverpool operates 52 department stores nationwide and recorded 2002 sales of US$2 billion. The company's upscale stores, which operate under the names of Liverpool and Fábricas de Francia, have long enjoyed a reputation for exceptional quality and style. In addition, the company owns and manages shopping mall properties throughout Mexico.

A POLICY OF STANDARDIZATION Over the decades, Liverpool – which is named after the English port that originally supplied it with imported products – accumulated a variety of software solutions for business processes as accounting, distribution, and merchandising. But in 2000, the company recognized that these disparate systems were actually impeding growth by limiting the sharing of information. So it resolved to standardize its systems with a single provider.

Jorge Salgado, Liverpool's Chief Financial Officer, recalls, "We went all over the world to find what we needed. And we found that the only solutions that would be fully integrated were those from SAP."

Three years later, Liverpool has achieved its goal of standardization, having installed a variety of solutions from the SAP for Retail industry portfolio, including financials, inventory management, and human resources. And the advantages are already evident.

BETTER INFORMATION FOR BETTER DECISIONS "From an information technology standpoint," Jorge Salgado explains, "the standardization of our applications and databases has resulted in more control over business processes, and more effective operation between modules. So we now operate more efficiently. Just as important," he adds, "SAP has given our managers immediate access to high-level analysis and reporting that helps them make timely decisions." These analytical functions, Jorge Salgado says, have helped Liverpool identify countless opportunities to reduce costs, increase sales, and improve service to customers.

INVENTORY THAT'S "JUST ENOUGH" Like all retailers, Liverpool engages in a daily balancing act with the inventory in its stores. Too little inventory can lead to low revenues and disappointed customers. Too much inventory results in high carrying costs and eventual price reductions.

Now, SAP is helping the company maintain just enough inventory to please customers – and shareholders. To become even more responsive to customer demand, Liverpool has begun sharing its inventory information with key suppliers. For example, Liz Claiborne, the U.S.-based fashion design company, now has access to Liverpool's sales and inventory information through a link to SAP Business Information Warehouse. "By providing this information to our vendors," Jorge Salgado says, "we can help them anticipate demand and analyze the inventory levels of each product. It makes both of us more efficient."

REAL ESTATE MANAGEMENT SAP solutions have also helped Liverpool manage its growing portfolio of retail-related properties. "Real estate is very important to our company," he adds, "so we use SAP Real Estate Management to handle property maintenance, project management, and other processes."

Beyond these administrative tasks, Jorge Salgado says, "SAP's solution for real estate management also lets us analyze income from rents by square meter of floor space, so we can identify areas where we need to improve traffic. In addition, we can identify places where the rents we charge are not consistent with the value of the space. It's just one of the many examples of how SAP has allowed us to change our business in an innovative way."

SOLD ON SAP Having seen the advantages, Liverpool is sold on SAP for the long run. "In the last five years," Jorge Salgado says, "our selling space has grown by about 40%, while our operations and transactions per minute have also increased significantly. And we plan to continue that level of growth in the years ahead. But first," he continues, "we needed systems that would support our expansion while ensuring improvements in customer service. Had we not decided to go to SAP, I think we would have real problems today."

"SAP products are excellent," Jorge Salgado says, "and they have become very important to our future strategic plans."

» The real-time information allows us to shorten the replenishment cycle, resulting in fewer out-of-stock situations. In turn, it significantly improves service to our customers. «

Jorge Salgado, Chief Financial Officer, El Puerto del Liverpool, S.A. de C.V.

With SAP for Retail, Liverpool optimized its stock to reduce costs. The result: more efficiency and more profit.





SAP FOR BANKING – BANKING ON TEAMWORK

Some of SAP's most successful products have been the result of joint development partnerships with key customers. So when Swiss banking giant UBS needed a better system for managing its customer accounts, SAP recognized an opportunity to help a customer – and an industry.

In Switzerland, UBS is the market leader, serving 3.5 million retail customers and 180,000 corporate clients. A longtime user of SAP solutions, UBS is one of the world's top 10 financial services organizations, with operations in 50 countries and invested assets of €2.2 trillion.

In 2000, UBS in Switzerland initiated the Strategic Solution Program (SSP) with the goal of completely renewing the application landscape of its core data processing system. In order to speed up the development, UBS turned to SAP for cooperation. The area that was identified as most promising was the bank's vital customer cash accounting function.

Under a joint development agreement, a new solution would be designed to UBS specifications, and then offered to other SAP customers as part of the SAP for Banking portfolio.


UBS


SAP

A FRUITFUL COLLABORATION "From A to Z, SAP Account Management was truly a team effort," says Zoltan Majdik, SSP Program Manager for UBS. "We specified the business requirements and did the testing, while SAP developed the software components. The collaboration has been fruitful for both parties." The result of this collaboration is SAP Account Management, the first software application that uses "open" technology standards to automate and centralize core account transactions for multinational banks.

"SAP Account Management is an innovative product," says Zoltan Majdik, "with a component-based architecture which is new. SAP is one of the first companies to offer just the components and not the full application suites. That was important, and a key factor when we were looking for a partner."

Among these components, SAP Account Management offers such advanced business functions as intraday interest calculation. "Most accounting systems calculate interest rates for periods of days or months," Zoltan Majdik explains. "But our requirement was the ability to calculate interest rates for fractions of a day. It is critical to our short-term borrowing activities, and the SAP solution makes it possible."

FLEXIBLE AND RELIABLE The Account Management application is also very flexible and adaptable to a variety of new financial services products. And, it provides the high degree of reliability UBS requires. "It is extremely important for this system to be stable and efficient at all times," says Zoltan Majdik, "because the damage due to failure would be enormous." Since the new solution went "live" in June, 2003, he reports, "the business functionality has been 100 %." Today, all of UBS's cash accounts in Switzerland are running on SAP Account Management.

"There are a lot of other account systems on the market," Zoltan Majdik notes, "but none that could handle our complex and sophisticated business requirements together with the high volume. In fact, I know of no other bank that has a system to handle this kind of service and these volumes."

Two mighty partners developed a special solution for UBS's requirements. Now other financial services firms can also benefit from its strengths.

EXCEPTIONAL SUPPORT Support was also critical. "We needed support seven days a week. And during banking hours we needed an unusually fast response time of just one hour," Zoltan Majdik explains. "That required a new kind of support contract, even beyond SAP's MaxAttention program. SAP was very flexible in drafting a new contract. And the fact is, only SAP could provide that level of support."

THE FUTURE OF BANKING "In my opinion," he adds, "all big banks will have to renew their core systems in the next few years and they will use applications like SAP Account Management. But for now, UBS is the first. SAP was very responsive in helping us offer this new capability." Going forward, UBS plans to renew all of its processing applications, such as payments and credit systems. As they do, Zoltan Majdik says, "We hope to be able to collaborate with SAP once again."

» SAP Account Management is one of the most innovative account systems on the market. It offers a large number of business functions. «

Zoltan Majdik. SSP Program Manager, UBS



The jointly developed application SAP Account Management is the first Web-enabled, multinational, open-standards software solution to address the core business functions of large banking institutions, including the management of customer accounts and interest calculations.



Agile Solutions is the first IT consulting company to use the new SAP xApp Resource and Program Management solution to manage consulting and outsourcing services in integration with clients, consultants, and partners in Brazil, Argentina, Chile, Mexico, and the United States.

SAP NETWEAVER AND SAP XAPPS – MAKING COMPLEX PROJECTS SIMPLER

Like any company-transforming project, software implementation can be a complex process, involving thousands of details, hundreds of milestones, and dozens of participants.

This complexity is a daily fact of life for Agile Solutions, a São Paulo-based company that has implemented hundreds of SAP software solutions on behalf of clients throughout the Americas. So when SAP introduced SAP xApp Resource and Project Management (SAP xRPM), a packaged composite application that manages all the details of large-scale projects, Agile became the first information technology consulting company to adopt it.

"We needed a solution that would streamline our development efforts," recalls Carlos Cruz, Managing Director of Agile Solutions. "And we needed one that would help us collaborate fully with our clients, consultants, and partners. SAP xRPM has proven to be that solution, and it has been a big success for us."




AGILE

SAP xRPM slashed consulting project planning and coordination costs. And customers of Agile Solutions are convinced.

» The concept behind SAP xRPM is to achieve a real fusion between our firm and our customers. It helps us work together as one. «

Carlos Cruz, Managing Director, Agile Solutions

SAP xRPM uses the SAP NetWeaver open technology platform to integrate everyone working on a project. For example, SAP NetWeaver's portal allows project team members to access relevant information about the availability of consultant and developer resources and about the project's progress.

ON TIME, ON BUDGET Founded in 1999 and headquartered in São Paulo, Brazil, Agile Solutions operates offices in Santiago, Chile and Miami, Florida. Its rapidly-growing client base includes companies in a wide range of industries, from telecommunications to pharmaceuticals. Agile has built a reputation for thoroughness, professionalism, and speed, all of which are crucial to its ability to win business in the competitive field of software services. And it sees SAP xRPM as a vehicle for enhancing that reputation.

"Our customers want to get their projects completed on time and on budget," explains Thelma Almeida, Agile's Customer Relationship Manager. "And SAP xRPM helps us meet their expectations. With it, our customers can track a project right along with us over the Internet, which helps ensure timely completion and the best possible use of resources. SAP xRPM even lets us show the customer a variety of possible scenarios," she adds, "so they can choose the best solution for their needs. That results in a more effective project and greater customer satisfaction."

"VERY EASY TO USE" Agile has also found that SAP xRPM provides valuable functions for managing its own business. "The skills management tools of SAP xRPM have become very important to us," says Roberto de Lázari, Agile's Operations Manager, "because they allow us to track the capabilities of our employees and manage their development. And it helps us control internal costs, which makes our services more competitive in today's market. Best of all," he adds, "SAP xRPM is very easy to use."

A PLATFORM FOR GROWTH According to Carlos Cruz, Agile's choice of SAP xRPM was an easy one. "It gave us great confidence to choose a solution from SAP," he says, "since we know their products are well-designed and highly effective. And, of course, by choosing SAP for ourselves we further demonstrate to our customers that we believe in the products that we install."

"We are using SAP as a platform for growth," he adds. "Their solutions are allowing us to enter new markets in a wide range of geographic areas, and to expand our services to existing customers."





SAP R/3 Enterprise has helped Sharp Electronics (Europe) to standardize its hardware and applications. The solution has minimized interfaces between Sharp's various companies and bases, located in over a dozen European countries.

SAP R/3 ENTERPRISE – SETTING GLOBAL STANDARDS

Sharp Electronics (Europe) is no stranger to complexity. Its broad product portfolio includes some of the most technologically advanced consumer electronics in the world. It deals with various retailers in more than a dozen European countries. And it has a workforce that speaks numerous different languages.

But for the software applications required to manage all of this complexity, Sharp places a high value on standardization and ease of use. Since 1983, it has found those qualities in the solutions of SAP.

AN ELECTRONICS LEADER Sharp Electronics (Europe) is the European operating unit of Sharp Corporation of Japan, one of the world's largest and most respected manufacturers of electronics products, including television and audio equipment, document systems, liquid crystal display (LCD) screens, mobile phones, and solar cells.

From its offices in Hamburg, Germany, the European headquarters coordinates sales and distribution activities throughout Europe. In total, Sharp in Europe employs about 3,000 people; more than 1,000 of whom are SAP users.

A GROWING RELATIONSHIP According to Wolfram Konertz, CIO of the European IT Center, Sharp's relationship with SAP began in 1983 with the implementation of SAP R/2®. Since then, the company has steadily added to its SAP capabilities, and today uses SAP R/3 Enterprise.

The solution serves more than a dozen of Sharp's European sales organizations, including those in Sweden, Denmark, Norway, Germany, Netherlands, Belgium, France, Austria, Switzerland, Poland, Italy, Spain, and the United Kingdom.

ACHIEVING UNIFICATION "Our goal in implementing R/3 Enterprise," Wolfram Konertz explains, "was to have one center of operations, as well as unification of our hardware and applications. The solution has helped us meet that goal."

"We very much appreciate the common features of the SAP R/3 Enterprise solution," he continues, "such as user adaptable screen layouts, downloads into Excel, and decentralized reporting and printing. It helps minimize interfaces between our subsidiaries and locations, reduces the need for local development, and simplifies documentation and training."

"With SAP, we achieved standardization of codes, customer groups, and other factors. This also enabled us to set up standardized interfaces to other IT systems and to have joint development of add-on functions," adds Wolfram Konertz.

» With SAP R/3 Enterprise, we have been able to establish a unified pan-European IT system for financials, sales, and distribution. As a result, our headquarters now have a consistent view of our most important facts and figures. «

Wolfram Konertz, CIO of the European IT Center, Sharp Electronics (Europe)

MULTI-LANGUAGE, MULTI-CURRENCY SUPPORT Operating in so many different countries, Sharp has made extensive use of the multilingual capabilities of SAP solutions.

"Our groups work in German, English, French, Italian, Spanish, Dutch, Swedish, Norwegian, and even Polish," explains Michael Helm, Manager of IT Systems for Sharp Electronics (Europe). "And SAP supports them all, including the printing of the non-Latin based Polish characters."

SAP has also helped Sharp cope with the currency issues of its European operations and supported the transition to the euro currency in June 2001.

SUPPORTING KEY PROCESSES Above all, SAP has helped Sharp standardize its most important business processes.

"SAP R/3 Enterprise helps us compare financial metrics for different markets," says Marion Backhausen, Manager Application Development, "so we can conduct regional sales and profit analyses."

She also praises the sales and distribution functionality of SAP R/3 Enterprise: "It's a flexible component that allows us to employ very sophisticated pricing techniques and react very quickly to new requirements from our salespeople."

The SAP sales and distribution solution also gives greater flexibility to Sharp's sales force. "Even when they're working remotely from a home office," Marion Backhausen says, "our sales professionals are now able to connect through a virtual private network to get their sales figures and reports." And with a shared view of its European inventory, the company can optimize supply levels to its various markets.

A POSITIVE OUTLOOK Based on the success of its European group, Sharp has implemented a variety of SAP solutions throughout its global operations.

In addition, the company is currently evaluating additional SAP solutions for the future, including mySAP Customer Relationship Management (mySAP CRM) and SAP Business Information Warehouse.

"We have found that for globally operating companies," says Wolfram Konertz, "SAP solutions provide the best way to support business transactions."

The sales and distribution functionality of SAP R/3 Enterprise enables Sharp to react quickly to new sales requirements. Sharp now has an overview of its entire European inventory, which means it can optimally meet market demand.


SHARP

SEIZING GLOBAL POSSIBILITIES

For SAP, growth opportunities are virtually everywhere. In the world's developed and developing nations. In businesses large and small. And in new technologies and solutions that are being developed around the globe. Throughout 2003, we pursued a wide range of initiatives to ensure that we were well positioned to capitalize on these opportunities – wherever they were found.

GLOBAL REACH – EXPANDING GEOGRAPHIC MARKETS

NORTH AMERICA: LARGE, AND GETTING LARGER North America is already SAP's single largest regional market. But it is also one of our most exciting growth markets. This market experienced notable improvement during the second half of 2003, as a gradually improving U.S. economy led to the first substantial increase in business expenditures in more than two years.

SAP earned an ever-larger share of the U.S. business software market in 2003 through aggressive sales of mySAP Business Suite, SAP Business One, and other solutions. In addition, consolidation in the business software industry left many U.S. companies wondering about the future of their existing technology investments and unsure where to turn for future investments. This may have caused some delays in customer purchasing decisions. However, as decision-makers in these companies looked for a stable, financially sound provider of top-quality business solutions, SAP became the logical choice. By year-end, through focused sales execution and dedication to our customers' success, SAP increased its software licence revenues in the North American market by 23 % over the previous year at constant currency.

INDIA: A GROWING SOURCE OF TALENT India has become one of the world's centers of technological development. Thanks to a talented, well-educated, English-speaking population and low-cost infrastructure, India is now the source of a wide range of technology-related services, from software programming to technical support.

SAP has steadily increased its presence in India and now employs more than 1,000 of the nation's citizens in such key roles as software development, research, and customer support. Our favorable experience with Indian professionals led us to choose Bangalore as one of eight global locations for SAP Labs.

SAP is also increasing its revenues from sales to Indian companies of all sizes, from large corporations like GAIL, Nicholas Piramal, Voltas, John Keells, and Sundaram Clayton to emerging companies such as MTR Foods, Mathrubhoomi Printing, Suzlon Energy, and Mark Auto & Trent Limited.

john.nugent@sap.com



USA In the United States, SAP reversed the trend by achieving high growth compared to the previous year – in terms of both software license sales and profitability. U.S. software license sales rose 23 % at constant currency.

»

- Company growth, in particular of software
- Gain as many SAP NetWeaver reference customers as possible
- Position mySAP ERP as a clear improvement on its predecessor SAP R/3
- Reinforce the leading position in the CRM market
- Increase the number of customers in the SMB market and expand the partner network


UNITED STATES
Growth rates in software license revenues above average
Increasing number of employees
CHINA
Targeted expansion of the development location
EMEA REGION
Increasing market share in the SMB market
JAPAN
Growth rates in software license revenues above average
INDIA
Targeted expansion of the development location
ASIA/PACIFIC
Expanding the partner network in the SMB market
AMERICAS
Increasing market share in the SMB market

WORLDWIDE SALES REGIONS

Northern America	EMEA Central	Asia-Pacific
Latin America	EMEA News	Japan

clas.neumann@sap.com





INDIA SAP India is not only one of the fastest growing SAP subsidiaries with more than 200 customers using mySAP Business Suite solutions but also one of the largest employers in southern Asia. SAP India's customers span all major industries, including consumer products, high tech, media, utilities, and more. Headquartered in Bangalore, SAP India has offices in Mumbai and Delhi.

» **CHINA: AN EMERGING GIANT** No major economy is growing faster than that of China, which expanded at an astonishing rate of 9.1% during 2003. This growth was shared by companies of all sizes, including huge manufacturing and services firms that have moved from nationalized ownership to privatization, as well as the small and midsize businesses that are emerging in every major region of China. Having built a strong presence in China for several years, SAP is now benefiting from the growth in all sectors of the nation's economy.

In the large-company sector, for example, mySAP Business Suite was recently chosen by New China Life Insurance Company, which became SAP's largest customer ever in the Chinese market.

In the small-company sector, SAP launched a special edition of SAP Business One in China, bringing our solution for common business functions to a large market with great growth potential. To further demonstrate our commitment to this market, SAP also donated SAP Business One to seven Chinese universities in order to help foster innovation and technical skills among students.

MIDMARKET – A BIG OPPORTUNITY

TAILOR-MADE SOLUTIONS While SAP is widely known for serving many of the world's largest corporations, we also have years of experience in providing solutions to the world's small and midsize businesses (SMBs). In fact, nearly half of SAP's installations are in SMB companies. The global SMB market is virtually infinite, as the tide of entrepreneurship continues to rise in both developed and developing nations around the world.

And yet, this market is largely untapped by the business software industry. While a number of providers offer individual solutions for functions such as accounting, inventory management, and human capital management, very few software companies have addressed the overall business needs of small companies. SAP now offers two fully integrated solutions specifically designed to provide big-company performance at SMB prices: SAP Business One and mySAP All-in-One. Introduced in late 2002, both of these solutions have been well received during their first full year of existence. And both offer enormous potential for future growth.

shang-ling.jui@sap.com





CHINA SAP Labs China, headed by Shang-Ling Jui, may be the newest SAP Labs but it can already demonstrate its contribution to the success of SAP's small and midsize business solutions in China. In just 60 days, it won 30 customers for SAP Business One, which was launched at the end of 2003.

martin.prinz@sap.com




SAP Business One: Delivered and supported by certified SAP Business Partners, SAP Business One provides easy-to-use business and operational management functionality for emerging and dynamic companies ranging in size from five to several 100 employees. The solution is simple yet powerful, allowing an immediate and complete view of both business operations and customer activities. SAP Business One is easy-to-implement with trouble-free customization and designed for key decision makers. It helps companies make more profitable decisions, grow their business, and stay ahead of the competition.

mySAP All-in-One: mySAP All-in-One meets the needs of SMBs that require a high degree of industry-specific functionality delivered in a cost-effective, turnkey manner. Delivered and supported by a comprehensive network of qualified SAP Business Partners, solutions based on mySAP All-in-One are prepackaged and quickly implemented with minimal customization effort – allowing companies to streamline business processes, increase efficiencies, and achieve a rapid return on investment. And because they are based on the highly scaleable mySAP Business Suite, mySAP All-in-One solutions offer extensive growth potential, protecting a company's investment for the future.

Hundreds of companies around the world have already licensed SAP Business One and mySAP All-in-One solutions. And with momentum building, we look forward to even greater success in the SMB market in the years ahead. »

christoph.behrendt@sap.com




SMB Leading analysts estimate that €25 billion can be made in the small and midsize business (SMB) market for business software. To stay on course for success, SAP sells its two SMB solutions – SAP Business One and mySAP All-in-One – through certified partners.

robert.viehmann@sap.com




avi.elyakim@sap.com



shlomo.hasdai@sap.com



udi.ziv@sap.com



ISRAEL SAP Labs Israel generates working and proven solutions as part of mySAP Business Suite's standard releases and offerings, which are essential for users that operate at the plant floor level (for example, the manufacturing and warehouse floor level) as well as out in the field (technicians, sales people). The current development areas at SAP Labs Israel focus on two mySAP Business Suite cross-industry solutions - mySAP Supply Chain Management and mySAP Customer Relationship Management.

» SAP LABS – AN ENGINE OF INNOVATION

GLOBAL NETWORK Since 1996, the Company has been building a global research and development network, SAP Labs. There are now SAP Labs operations in Palo Alto, California; Tokyo, Japan; Bangalore, India; Sophia Antipolis, France; Sofia, Bulgaria; Montreal, Canada; Tel Aviv, Israel; and Shanghai, China. Together, SAP Labs locations represent nearly one-third of SAP's total development resources.

The presence of SAP Labs in these high-tech centers gives the Company access to the cream of developer talent and opens doors to synergies the world over. One major task of the SAP Labs is to identify new trends in technology, gathering knowledge and feeding it back to Walldorf to improve the Company's products for customers everywhere. SAP Labs are powerful engines of innovation within SAP.

REGIONAL STRENGTHS AND NEEDS Each SAP Labs organization concentrates on strengths and priority needs in its own regional market:

- Java in Bulgaria: SAP Labs Sofia has experts in Java 2 Enterprise Edition (J2EE), which work on the next round of SAP NetWeaver development in collaboration with Walldorf colleagues.
- Master data management: SAP Labs Montreal developed the technical foundation for SAP Master Data Management, which helps customers consolidate, harmonize, and integrate vast amounts of data across systems into useful insight.
- Enterprise portal for mySAP CRM: The Montreal SAP Labs team developed a new enterprise portal for mySAP Customer Relationship Management, improving the day-to-day productivity of thousands of customer-facing users around the world.
- Mobility in mySAP CRM: SAP Labs Montreal has also added critical mobility functions to mySAP Customer Relationship Management, so that field sales and service personnel can

plamen.tilev@sap.com



BULGARIA SAP Labs Bulgaria is focused on developing a leading-edge J2EE Application Server. As part of SAP Web Application Server, the J2EE Application Server provides a reliable infrastructure for portal, warehouse, exchange, and all application components - delivering Web services in J2EE and ABAP through open standards.

aliza.peleg@sap.com



werner.sommer@sap.com



FRANCE Developers at SAP Labs France are involved in a number of strategic initiatives for SAP, and work closely with colleagues located throughout the world to ensure that SAP remains on the cutting edge of e-business development. Among other projects, SAP Labs focuses on providing the necessary functionalities for the new International Accouting Standards (IAS) and for the new Risk Reporting Standards Basel II.

eckhard.siess@sap.com



JAPAN Located in Odaiba, Tokyo, SAP Labs Japan offers development services for the Asia Pacific region, localizes and translates solutions for Asian markets, insures support for Asian customers and partners, and adds collaborative value to global development initiatives.

send and receive assignments, quotations orders, and other information from anywhere, at any time.

- Pervasive security: SAP Labs France lead the way in research into pervasive security. This area covers end-to-end security concepts that, for example, enable secure communication between mobile devices and company servers. In addition, SAP Labs play an active role in the development of solutions for the public sector (public services). They are working on portal technology, particularly the Universal Description, Discovery, and Integration (UDDI) protocol, to develop a kind of yellow pages for Web services.
- Radio Frequency Identification (RFID): New developments from SAP Labs Palo Alto and Tel Aviv and the Walldorf Corporate Research Team have enabled mySAP Supply Chain Management customers to complete transactions via radio-frequency devices, providing important flexibility in warehouses and factories.
- SAP xRPM: SAP Labs Palo Alto was instrumental in the development of SAP xApp Resource and Program Management (SAP xRPM). As one of the first in a series of SAP xApps, or cross-applications, SAP xRPM brings together a variety of business processes to help companies optimize the assignment of employees to complex projects and the utilization of resources and skills.
- Asian languages support: Adapting SAP solutions for the complexities of the double-byte Asian languages is in the capable hands of SAP Labs Tokyo. SAP Labs Tokyo is also working on SAP Mobile Infrastructure, a part of SAP NetWeaver, and contributed groundbreaking work on SAP Global Trade Services.
- Regional requirements in China: SAP Labs Shanghai develops solutions that accommodate the unique family of languages and the changing economic structures in the People's Republic of China. For example, SAP Labs not only contributed to the development of generic SMB solutions for SAP Business One and mySAP All-in-One, it also tailored versions to meet the special needs of China's large and growing base of entrepreneurial companies.

These and other SAP Labs innovations are far more than blue-sky research projects. They are practical, immediately applicable, and focused on the real-world needs of SAP customers.





heinz.ulrich.roggenkemper@sap.com



USA SAP Labs North America is now headed by Aliza Peleg, who replaces Heinz Roggenkemper. Based in Palo Alto, California, SAP Labs North America is an integral part of the mySAP.com global development network, primarily focused on developing applications for use by SAP's United States customers.




Fraport
I AG & Co. KG
SAP



RFID-CHIP REPORTS: "MAINTENANCE COMPLETED"

German law requires all airport operators to prove the regular maintenance of all airport fire shutters. Every single shutter must be tested and maintained at least once a year. In order to comply with these requirements, SAP together with Fraport developed a prototype for a mobile, Web-based SAP solution, which includes among other things, transponders for contact-free identification.

CHARTING THE FUTURE OF BUSINESS TECHNOLOGY

Through aggressive investment in global research and development, SAP is tapping futuristic technologies and creating practical solutions to some of the most critical challenges facing our customers. With its partners, SAP develops new scenarios in which to profitably apply emerging technologies. Such as the RFID solution providing greater security at Frankfurt Airport, Germany.

RADIO FREQUENCY IDENTIFICATION SAP is a leader in the practical application of radio frequency identification (RFID) technology. This technology replaces traditional barcodes with tiny radio-transmitter chips that may be read from a distance. And through SAP partnerships with hardware and software providers, it is becoming a reality for customers around the world.

In 2003, for example, SAP used RFID technology to provide an innovative solution for managing the critical safety systems within Frankfurt International Airport. According to new regulations, the airport is required to perform annual inspections of 22,000 shutters that are designed to close automatically in the event of a fire, preventing the circulation of smoke. These inspections are a daunting task for the airport's maintenance team, since many of the shutters are located in hard-to-reach airshafts. Equally daunting is the fact that technicians needed to file a handwritten report on each shutter's status. Then, clerical personnel entered the reports into the airport's SAP database. Working with key hardware and software providers, SAP developed a unique solution that harnesses RFID technology in a whole new way.

An RFID device is now attached to each of the 22,000 shutters, allowing technicians to read and update inspection activity through their handheld personal digital assistant (PDA) devices. Through a specially-designed SAP interface, this information is then transmitted directly to the central database. The RFID solution saves countless hours of reporting time for the airport's maintenance staff, while ensuring that inspection records are always accurate and up-to-date. And it serves as a valuable case study for thousands of organizations worldwide that are seeking to implement RFID-based solutions.

MOBILE TECHNOLOGIES As evidenced by the Frankfurt Airport's PDA-carrying technicians, the business world is becoming increasingly mobile. From the field to the factory, companies rely on wireless systems to manage key processes. Working closely with leading mobile technology hardware and software providers, SAP is at the forefront of ensuring that these technologies fit into our customers' most important business processes.

For example, SAP is currently developing "multimodality" solutions that allow users to select among a variety of information-input methods, including keypad, stylus, voice, cameras, barcode scanners, and radio frequency identification (RFID) scanners. Applications for multimodality solutions include retail store operations, manufacturing, healthcare, customer relationship management, sales force automation, and enterprise portals.



SAP LIVECACHE: A NEXT-GENERATION DATABASE Databases have long served as the storehouses for virtually all types of information, keeping it organized, categorized, and accessible to a variety of business software processes. But with the volume of data growing exponentially, conventional databases have simply become too slow and cumbersome to keep up with the requirements of today's complex business processes. So SAP has developed a new hybrid database solution known as SAP liveCache.

SAP liveCache combines the capacity of traditional "relational" databases with the speed of today's "cache" technologies, which keep data in a more dynamic, readily-accessible form. As a result, business applications can spend less time searching for data and more time processing it.

»



SUCCESSFUL TEAMWORK

The SAP project manager coordinated not just SAP consultants but also customer employees and partner employees at the customer's site as well as SAP developers in Walldorf. Over a seven-month period, everyone involved in the project met regularly to ensure that they were working toward a common goal.



Like the new hybrid cars that switch between gasoline and battery power based on driving conditions, SAP liveCache adjusts to changing needs, switching between processing methods based on the volume of data to be processed.

SAP liveCache is already the database management system for SAP Advanced Planner & Optimizer (SAP APO), the planning solution within mySAP Supply Chain Management. There, it helps process information from a variety of SAP and third-party systems, much more quickly than a conventional database. And based on its strong reception from customers, SAP liveCache can be expected to appear in other high-capacity applications in the near future.

GRID SERVICES Another cost-saving trend in computing is "grid" computing, which harnesses any number of individual computers to accomplish a given processing task. In many cases, companies accomplish this by simply borrowing unused capacity from their employees' networked PCs. But the potential value of grid systems has been limited by a lack of industry-wide standards. As a result, organizations must create custom programs for grid computing. And in most cases, these programs cannot be used in conjunction with commercial software applications.

Now, SAP has developed Grid Services, a solution that applies the existing industry standard of Web services technology to the new world of grid computing. Grid Services has already been tested in a real-world application using mySAP Customer Relationship Management, where it reduced hardware requirements by 40%.

MULTIPLE COMPONENTS IN ONE DATABASE Today, more and more organizations are adopting "distributed" computing, in which business processes operate over multiple computers in multiple locations. However, each location has traditionally required its own database, which must be continually maintained and updated to ensure that all systems share the latest data. The costs of managing multiple databases led SAP to develop "multiple components in one database," which allows various SAP components to share a common, centralized database. This reduces overall complexity and lowers the total cost of hardware and administration.

ADAPTIVE COMPUTING To stay competitive in today's business environment, companies are seeking new and innovative technologies that offer greater flexibility, lower costs, and a faster return on investment.

SAP NetWeaver helps customers meet these objectives by enabling an Adaptive Computing Infrastructure that helps business solutions run at peak cost-efficiency. The advantages of an Adaptive Computing Infrastructure include lower administration costs, less system downtime, improved security, and better use of computing resources. In a test installation, SAP realized savings of up to 25 % on the costs of operating its own internal business applications. And in the first installation at a customer site, the Adaptive Computing Concept helped reduce total cost of ownership – which includes hardware, software, and administration costs – by around 30 %.

ENQUEUE REPLICATION SERVICE Many information technology systems have an Achilles heel: single points of failure. They only need to fail once, and the software they are running will come to a complete standstill.

SAP recently developed a solution known as the Enqueue Replication Service, which helps reduce the impact of system failures for users of SAP R/3. Enqueue monitors software transactions on a continuous basis, and maintains duplicate versions in an area that is separate from the normal system environment. If a failure occurs, any recent or incomplete transactions can move ahead after restart, eliminating the need to execute them again.

SAP SOLUTION MANAGEMENT OPTIMIZATION For a company to function like a well-oiled machine, its core business processes must run smoothly. SAP Solution Management Optimization Services, offered through SAP Active Global Support, help optimize key processes so that core business processes can operate more efficiently.

This service and support platform, installed at the customer's site, allows SAP specialists to access all components of the customer's system, check the entire application and system for weak points, and provide recommendations for better performance.



RADIO FREQUENCY IDENTIFICATION – RFID

RFID tags consist of a microchip and a layer of copper, which functions as an antenna, placed on top of a film. Information such as manufacturer, individual product number, last maintenance date, or damage code is stored on the chip. A radio-frequency reader can call up the information in the chip and transfer it to the software solution.

CREATING AN ENVIRONMENT FOR EXCELLENCE

Innovation at SAP isn't limited to the research lab. It's the result of creative thinking on the part of every SAP employee, in every role and every location. Having built a global staff of more than 30,000 that is the envy of the technology industry, SAP continues to invest in the knowledge, skills, and expertise of employees worldwide. Here are a few of the programs that are helping to create an environment for excellence.

INCREASING RESPONSIBILITY mySAP Human Resources (mySAP HR) is one of SAP's most successful solutions, used by thousands of customers worldwide. One of those customers is SAP itself. Through the extensive self-service capabilities of mySAP HR, SAP employees and managers have fast, secure access to their compensation and benefits programs. As a result, they can review and adjust their personal contact information, benefits preferences, and other key information quickly and easily, online.

Self-service capabilities stimulate taking initiative, which is a fundamental prerequisite for innovation. Additionally self-services minimize administrative work for the human resources service.

BRINGING OUT THE BEST To bring out the best in its staff, SAP has implemented two valuable programs. The first is Talent Management at SAP, which provides a global process for identifying and developing talented, innovative employees through targeted training, project assignments, and suitable job rotations. The second is SAP CareerPortal, an internal job placement service that empowers employees to locate positions of interest, while helping managers locate employees with the skills their teams need.

SAP LEARNING SOLUTION The SAP Learning Solution, offered through SAP University, is a comprehensive package that supports the entire educational process, from searching for details on course content to final testing. It includes traditional in-house training, Web-based training, and virtual classroom sessions. And, it offers a Learning Portal that can be used to display job- and task-specific course content. Based on each employee's unique profile, the learning management system suggests suitable training units, monitors progress, and coordinates the personal learning process. Then, once an employee has successfully completed a learning unit, their new qualifications are automatically transferred to their HR master record.

SAP Learning Solution has been so successful that it will soon be offered as a new option to customers of mySAP Human Resources.

IDEA MANAGEMENT With employees generating thousands of ideas each year, SAP Idea Management provides a quick means for submitting ideas with the assurance that they will be handled promptly and fairly. In 2003, almost 1,700 new ideas were submitted, resulting in an estimated benefit to SAP of more than €3.6 million.

AWARDING INNOVATIVE EMPLOYEES Employees were asked to nominate "Employees of the Year" for 2003 – a colleague or colleagues who should be recognized for their excellent performance in one of seven categories of merit, of which one is Product Innovation. Only employees at SAP without personnel responsibility could be nominated.



KERSTIN BERNET AND GEORG DOPF designed an architecture, which allows users to create balance sheets more quickly.



JOCHEN MAYERLE conceived a product that calculates group production costs and group profitability at product and customer levels.



RALPH STADTER developed a tool for interactively aligning complex business processes.


SAP

BEAT MEIER presented a solution for electronic invoicing.

A WINNING "SCORE" FOR CUSTOMERS

SAP enjoys a strong position as a market leader in the business software industry. To continue strengthening that position, our company introduced a new and streamlined organizational structure in 2003. The initiative behind the structure is known as "Strategic Cross-Organizational REalignment," or SCORE.

PREPARING FOR GROWTH SCORE is designed to prepare the SAP organization for its next phase of growth and increased profitability. It enables SAP to react even more quickly and dynamically to market demands, capitalize on its existing strengths, and build on its technological foundation. In addition, it helps SAP continue to build industry knowledge, business process expertise, and integration capability to develop open, industry-specific business solutions. As a result, it will help ensure our solid position as forerunner in the marketplace for years to come.

Key goals of the SCORE program include:

- Enhancing our position as a trusted innovator
- Focusing on industry-specific customer requirements
- Responding dynamically to market demands
- Institutionalizing design, development, and delivery of component-based solutions
- Creating an organizational structure for continuous innovation
- Enhancing customer/sales processes by providing a single point of contact to SAP Development

SCORE is primarily a realignment of SAP's development areas, and does not directly affect areas outside of development. It is also important to note that SCORE does not represent a headcount or employee reduction program.

BUSINESS SOLUTION GROUPS One of the most significant advantages of SCORE is that it combines the strengths and resources of our Generic Business Units and Industry Business Units into three groups. These Business Solution Groups (BSGs) serve the manufacturing industries, the services industries, as well as the financial and public services.

Each BSG includes two distinct components. Solution Management Teams have the complete business responsibility for a solution or industry, including solution roll-in, product design and definition, and solution rollout. Application Development Teams are responsible for developing industry-specific and cross-industry applications.

In addition, the new BSGs allow better interaction with the SAP field organization, and help deliver on the vision of the Enterprise Services Architecture, which is a blueprint for our services-based, enterprise-scale solutions.

Office of the CEO Global Communication Corporate Consulting Internal Audit Global Intellectual Property	Global Field Organization	SAP Consulting
	Global Service and Support	
Finance & Administration	**BUSINESS SOLUTION GROUPS** Manufacturing Industries / Service Industries / Financial & Public Services	Global Marketing
Human Resources	Application Platform & Architecture	
	Technology Platform	

New SAP Corporate Structure

APPLICATION PLATFORM & ARCHITECTURE GROUP Modular design is the future of business software, and SAP is taking the steps required to make all of its solutions modular in nature. This process requires a strong internal structure that is designed to meet clearly-identified customer priorities. That structure is now in place with our new Application Platform & Architecture (AP&A) group.

The AP&A group is responsible for:

- Helping BSGs rapidly develop, configure, and assemble industry and solution-specific capabilities
- Developing business process patterns and user interface patterns
- Developing technology "engines" that are used in multiple industries
- Developing elements for SAP product suites
- Facilitating and streamlining all global research and innovation activities and efforts
- Leading future development efforts in key technology programs

AP&A also includes a Suite Architecture Team, which defines the overall cross-solution architecture road map, provides architectural guidance, and is instrumental in establishing architectural alignment across all SAP solutions. AP&A significantly increases the effectiveness and efficiency of SAP's development efforts while helping to reduce total cost of ownership (TCO) for our customers.

DELIVERING ON OUR PROMISES SAP's long-term success in the marketplace depends on our ability to deliver on three critical factors:

- Meet and exceed customer expectations and demands
- Ensure continuous innovation
- Work and deliver with speed and agility in all areas of our business

The realignment of our organizational structure is designed to enable SAP to meet these three objectives. And it is already working successfully throughout the company.

A GROWING PORTFOLIO

SAP solutions are designed to meet the demands of companies of all sizes – from small and midsize businesses to global enterprises. Currently, customers in over 120 countries run more than 69,700 installations of SAP software. In 2003, our portfolio of solutions grew to include new applications, new capabilities, and new industry-specific solutions. But perhaps the biggest news of the past year was the rollout of the SAP NetWeaver integration and application platform, in the context of the planned evolution toward Enterprise Services Architecture, SAP's blueprint for services-based architecture. SAP NetWeaver now serves as the foundation for virtually all SAP solutions.

Another major evolution in SAP's portfolio is the increased focus on industry-specific solutions, to answer customer demand for solutions that are aimed at specific business issues and that deliver accelerated return on investment (ROI).

The following is a brief overview of our growing portfolio of business solutions and technologies.

mySAP BUSINESS SUITE mySAP Business Suite is an integrated set of business solutions that enables companies to manage their entire value chains. mySAP Business Suite solutions are based on the SAP NetWeaver integration and application platform and serve as the basis for SAP's industry-specific solutions. mySAP Business Suite currently includes:

- mySAP ERP – Next generation ERP solution and ultimate successor to SAP R/3 combines the world's most comprehensive enterprise resource planning (ERP) functionality with the market's most scalable technology platform to address the core and extended business software requirements of midsize and large organizations, whatever their industry or global reach.
- mySAP Customer Relationship Management (mySAP CRM) – Empowers companies to deliver customer value and achieve profitable growth by connecting company ecosystems into single, customer-centric operations.
- mySAP Supplier Relationship Management (mySAP SRM) – Manages spend for continuous profitability and measurable ROI through increased supply chain visibility and automated processes that connect the entire supply base.
- mySAP Supply Chain Management (mySAP SCM) – Enables companies to adapt their supply chain processes to an ever-changing competitive environment and develop adaptive supply chain networks.
- mySAP Product Lifecycle Management (mySAP PLM) – Facilitates creativity and takes product innovation beyond the boundaries of organizational constraints throughout the entire product and asset life cycles.

INDUSTRY-SPECIFIC SOLUTIONS Because different industries have different requirements and business processes, SAP has developed more than 25 distinct solution portfolios that contain tailored versions of mySAP Business Suite solutions. These industry-specific portfolios draw on SAP's extensive experience in serving the unique needs of each industry, and are continually updated based on our close relationships with customers and industry groups.

SAP industry-specific solutions are grouped into six industry sectors:


Public services 8 %
Financial services 7 %
Process industries 20 %
Service industries 24 %
Discrete industries 23 %
Consumer industries 18 %

Enterprise Services Architecture


Industry Solutions
mySAP Business Suite
SAP xApps
Business Applications
WebSphere
SAP NetWeaver
Integration & Application Infrastructure
.NET
Computing Infrastructure

SAP xAPPS In 2002, SAP announced a new breed of applications called cross-applications (SAP xApps). The SAP xApps portfolio delivers advanced business practices in applications that are easy to implement and extend an organization's existing information technology assets.

SAP xApps spearhead the application of Enterprise Services Architecture to SAP's portfolio of solutions. Built as flexible composite applications, SAP xApps bring together people, information, and business processes from both the enterprise and its business partners to improve business responsiveness.

The first SAP xApps introduced was SAP xApp Resource and Program Management (SAP xRPM), a comprehensive project portfolio management application that synchronizes information and processes from project, human resources, financial, and time-tracking systems – both SAP and non-SAP.

SAP NETWEAVER In January 2003, SAP announced that, going forward, it would develop all of its business solutions along the lines of an Enterprise Services Architecture blueprint. Enterprise Services Architecture combines SAP's enterprise applications expertise with the flexibility of Web services and other open technologies into a blueprint for complete and services-based business solutions.

The technical foundation of Enterprise Services Architecture is SAP NetWeaver, an open integration and application platform that constitutes SAP's next generation technology platform.

SAP NetWeaver allows organizations to drive more business value from existing IT investments, nurtures a services-oriented architecture across the IT landscape, and reduces total cost of ownership and complexity. SAP NetWeaver embraces open standards and is designed to be fully interoperable with two of the leading development standards, Microsoft .NET and IBM WebSphere (J2EE).

From a business perspective, SAP NetWeaver allows organizations to better embrace change by closely aligning business objectives and information technology investments. Applications based on SAP NetWeaver are built for change, with openness and interoperability as a prerequisite. With SAP NetWeaver, companies enjoy the short-term benefits of "business ready" integration while preparing for the long-term benefits of services-oriented architectures.

In other words, SAP NetWeaver provides the ability to implement changing business strategies by providing flexibility, speed, and sustainability.

Delivering the Business Platform


INDUSTRY-SPECIFIC BUSINESS SCENARIO
(for example, "order-to-cash" in utility industry)
Credit Check
....
Billing
....
....
SAP
SAP
Outsourced SAP Application
Outsourced non-SAP Application
Custom-built
Non-SAP
SAP NETWEAVER
SAP Master Data Management
SAP Business Intelligence
SAP Exchange Infrastructure
SAP Enterprise Portal
SAP Auto-ID Infrastructure

SAP NetWeaver provides the following components:

- SAP Enterprise Portal (SAP EP) is a Web-based gateway solution that brings together collaboration, knowledge management, and relevant content by integrating diverse information, applications, and services. The solution allows a user to access from one location all types of company-wide information.
- SAP Business Intelligence (SAP BI) enables organizations to aggregate, analyze, and disseminate relevant and timely information. Key features of SAP BI include data warehousing, online analytical processing of information, report design and creation, and performance management.
- SAP Master Data Management (SAP MDM) is a standardized offering that helps achieve information integrity across a network of suppliers and customers by allowing companies with different IT systems to consolidate, harmonize, and centrally master data.
- SAP Exchange Infrastructure (SAP XI) provides open integration technologies that support collaboration among SAP and non-SAP components, both within and beyond enterprise boundaries. It includes integration broker and leading business process management capabilities.
- SAP Mobile Infrastructure (SAP MI) is the foundation for all mobile business solutions. It provides a universal, secure platform that enables true enterprise mobility while supporting a wide range of mobile scenarios.
- SAP Web Application Server (SAP Web AS) allows organizations to leverage existing technology assets – while building and deploying the dynamic business applications and Web-services-oriented solutions that drive today's collaborative business. SAP Web AS supports both the J2EE and the ABAP programming languages.
- SAP Auto-ID Infrastructure (SAP AII) adds a layer of intelligence between the reader and the application. By collecting, analyzing, and managing high volumes of real-time information from tagged items, environmental sensors, and real-time location systems, data can be routed to an inventory management or warehouse management application or to a data warehouse through this underlying network messaging layer.

SAP solutions for small, midsize, and large companies

LARGE
mySAP Business Suite solutions

MIDSIZE
mySAP All-in-One

SMALL
SAP Business One

SAP SOLUTIONS FOR SMALL AND MIDSIZE BUSINESSES SAP solutions for small and midsize businesses (SMBs) are designed for companies ranging in size from five to 1,000 employees. These solutions are sold and delivered through a broad network of approved SAP business partners.

Our SMB solutions are mySAP All-in-One and SAP Business One.

mySAP ALL-IN-ONE mySAP All-in-One solutions meet the needs of companies that require a high degree of industry-specific functionality at a fixed price for a fixed scope of performance. mySAP All-in-One solutions are based on components of mySAP Business Suite and incorporate predefined business process knowledge that can be tailored to the specific needs of a customer. They target customers in midsize businesses with annual revenues up to €50 million, and fewer than 1,000 employees. There are currently over 350 certified mySAP All-in-One solutions available worldwide.

SAP BUSINESS ONE SAP Business One is an easy-to-use business automation software solution that enables emerging businesses to streamline their operational and managerial processes and gain better control of their businesses. It supports standard business processes such as financial management, warehouse management, purchasing, inventory management, payment, and sales force automation. The solution is localized to each country where it is offered, allowing companies to conduct and report all business transactions in multiple currencies. SAP Business One targets organizations with annual revenues of €50 thousand to €200 thousand, and five to 500 employees – predominantly in the retail and services industries. SAP Business One can be integrated with all the solutions of mySAP Business Suite, allowing companies to extend the system as their organization changes and grows.

Dear Shareholders,



Hasso Plattner
Chairperson of the Supervisory Board

The global economic and political situation was the main influencing factor for SAP in 2003. Companies were clearly still reluctant to invest, with further pressure coming from the wave of consolidation in the software industry. Furthermore, all the major currencies, especially the U.S. dollar, fell against the euro.

This had a significant effect on SAP's revenue and, to a lesser extent, on expenses. Nominally, total revenue therefore declined 5% from the previous year. Excluding the currency effects however, SAP was able to increase its revenues 3% from the previous year, gaining market share in all its key market segments. SAP increased efficiency levels in 2003 and made the cost savings it had planned. Overall, SAP achieved positive results: Earnings per share rose significantly even after adjustment for unusual effects.

Open, trusting cooperation between the Supervisory and Executive Boards is vital for SAP to overcome current and future challenges. Throughout 2003, the Supervisory and Executive Boards cooperated not just at the monitoring and supervision levels, as required by law and SAP's Articles of Incorporation: The Executive Board also directly involved the Supervisory Board in regular, detailed discussions about all key matters related to SAP's orientation and strategy. Between Supervisory Board meetings, the Executive Board also kept the chairperson of the Supervisory Board informed of all significant decisions and developments and of the current state of operations.

MAIN ASPECTS OF THE SUPERVISORY BOARD'S WORK DURING 2003 In its four regular meetings and one extraordinary meeting, the Supervisory Board discussed in depth the progress of the SAP Group, individual lines of business, and major SAP Group subsidiaries.

At these meetings, the Supervisory Board received full and timely reports from the Executive Board on all matters that require the Supervisory Board's note or approval under the law, the Company's Articles of Incorporation, or the list of transactions that the Supervisory Board requires the Executive Board to submit for approval, as well as on the Company's current economic position, the risk situation and risk management, revenue and results, progress made by the business segments, and the annual budget, including financial, investment, and personnel planning.

During 2003, the Supervisory Board concentrated on a number of specific areas. It took a close interest in SAP's technological reorientation to SAP NetWeaver and Enterprise Services Architecture and the implementation of the strategy for small and midsize businesses.

Another key activity of the Supervisory Board was agreeing and monitoring the Executive Board's strategic measures in response to consolidation in the software industry. In addition to other subjects that it discussed in detail, the Supervisory Board devoted particular attention to the SCORE initiative – the Strategic Cross-Organizational REalignment of SAP's development functions.

The Supervisory Board believes that, in implementing these measures, the Executive Board has made the right choices to fully meet customers' needs and to consolidate and enhance SAP's market position in 2004.

EFFECTIVE COMMITTEE WORK ENABLES THE SUPERVISORY BOARD TO DEAL SUCCESSFULLY WITH CORE TOPICS To ensure that the work of the full Supervisory Board is efficient, various matters are delegated to six Supervisory Board committees. The committees discuss particular topics and prepare them so that decisions can be made by the full Supervisory Board. Within the limits set by law and SAP's Articles of Incorporation, the full Supervisory Board has delegated decision-making powers to the committees in certain circumstances. The full Supervisory Board took regular reports on the work of the individual committees in 2003.

The Supervisory Board kept in place the committee structure that it set up in 2002. In detail, this comprises the Mediation Committee pursuant to the German Codetermination Act, section 27 (3), the General Committee, the Compensation Committee, the Finance and Investment Committee, the Audit Committee, and the Technology Committee.

The Mediation Committee, required by law, did not need to meet during 2003.

The General Committee met once to decide the allocation of stock options to SAP employees who are not Executive Board members.

The Compensation Committee held four meetings to discuss various matters relating to the members of the Executive Board. It also critically examined SAP's Principles of Corporate Governance and, in particular, its compensation package in light of the amended German Corporate Governance Code.

The Finance and Investment Committee met once for in-depth discussion of venture capital investments, the investment life-cycle process, and transactions of SAP AG and its subsidiaries involving shareholdings.

At its five meetings, the Audit Committee mainly discussed the implementation of the requirements of the U.S. Sarbanes-Oxley Act and examined in detail the control mechanisms for timely recognition of risks. Working closely with the auditor, the Audit Committee defined the focuses of the audit for the coming fiscal year.

The Technology Committee met three times to monitor and analyze technological developments and examine SAP's medium and long-term technological orientation and strategy. Intensive discussions with Executive Board members during meetings of the Technology Committee raised the efficiency of its work and strengthened its supporting and consultative role relating to SAP's future strategy.

The changes to the members of the Supervisory Board meant that membership of the Mediation Committee, General Committee, Compensation Committee, and Finance and Investment Committee also changed.

»

»» **CORPORATE GOVERNANCE** The entire SAP Group works within the framework for responsible, value-oriented management and control set out in SAP's Principles of Corporate Governance, which are regularly updated. The trusting cooperation between the Executive and Supervisory Boards is an integral part of SAP's corporate culture.

The German Stock Corporation Act, section 161, requires that the executive and supervisory boards of listed companies file a compliance declaration to report the extent to which the recommendations of the German Corporate Governance Code have been implemented. In its compliance declaration, which it filed on May 9, 2003, SAP reported that its Principles of Corporate Governance only vary slightly from the German Corporate Governance Code. SAP's Principles of Corporate Governance and compliance declaration are posted on SAP's Web site at www.sap.com.

To meet the high requirements of SAP's Principles of Corporate Governance, in 2003 the Supervisory Board again paid particular attention to corporate governance. Its work in this area included receiving the annual reports from the compliance officers for insider trading and corporate governance and the report on donations made by the Company, agreeing a new list of transactions requiring Supervisory Board approval, revising the Supervisory Board's Rules of Procedure, examining the remuneration of the Supervisory Board, and optimizing its working processes. The Supervisory Board also submitted its own work to an annual assessment.

None of the members of the Supervisory Board requested an investigation about accepting membership of a governing body of a competitor of SAP.

SAP promptly met all of the requirements of the German Securities Trading Act, section 15a, concerning the notification of directors' dealings.

The high levels of attendance at all Supervisory Board meetings throughout 2003 demonstrated its members' commitment.

The Supervisory Board also worked hard on fulfilling the requirements of the Sarbanes-Oxley Act with which SAP, as a company listed in the United States, must comply. SAP met the requirements in full by implementing a number of rules. For example, SAP improved its internal audit processes worldwide, took measures to control the commissioning of non-audit services from the external auditor, and implemented a system of internal compliance and certification. The system documents the Company's correct, complete, and proper financial reporting and the effectiveness of the internal audit, which the CEO and CFO must certify.

The scope of the external audit was extended to include further details about pro-forma figures. SAP implemented a whistleblower process so that employees can now anonymously inform the Audit Committee of any irregularities in accounting practice. The Company also set up a Disclosure Committee that supports the internal process for inspecting financial reporting by evaluating the significance and accuracy of new information and ensures duties of disclosure are fulfilled. Another focal point was the introduction of a stringent Code of Business Conduct for employees, which applies throughout the SAP Group. SAP has thus crystallized the high standard of integrity that it requires from its employees in conducting the Company's business.

PERSONNEL CHANGES ON THE SAP SUPERVISORY AND EXECUTIVE BOARDS In 2003, Hasso Plattner was the final SAP co-founder to step down from day-to-day management of the Company: He resigned as Co-Chairman and CEO at the Annual General Shareholders' Meeting on May 9, 2003.

As proposed by the Supervisory Board, the shareholders at their Annual General Meeting elected Hasso Plattner as a shareholder representative on the Supervisory Board.

Dietmar Hopp then resigned as chairperson of the Supervisory Board, which subsequently elected Hasso Plattner as the new chairperson.

After many years in membership, Klaus-Dieter Laidig made his Supervisory Board seat available to accommodate Hasso Plattner. The Supervisory Board would like to sincerely thank Klaus-Dieter Laidig for his commitment and constructive contribution to SAP.

For the first time, the Company is now no longer run by one of its founders. Henning Kagermann, who previously shared the role of Co-Chairman and CEO with Hasso Plattner, now holds this position alone. The change of leadership went very smoothly and was very well received by the financial markets, customers, and employees. The Supervisory Board is therefore also confident that, despite Hasso Plattner's departure, the Executive Board is more than equal to current and future challenges under Henning Kagermann's leadership.

At the proposal of the Compensation Committee, the July 2003 Supervisory Board meeting extended Peter Zencke's appointment to the Executive Board until December 31, 2006.

FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS SAP's Annual General Shareholders' Meeting on May 9, 2003, elected KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin und Frankfurt a. M., as the Company's independent public accountant. Immediately after the meeting ended, the chairperson of the Supervisory Board instructed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin und Frankfurt a. M., in writing to audit the accounts.

The auditor thoroughly examined the SAP AG financial statements and the combined review of SAP Group and SAP AG operations, including the accounts, and issued an unqualified audit opinion.

It also audited the consolidated financial statements, which are posted in euros in accordance with U.S. GAAP, and the Group review of operations and other financial information required under the German Commercial Code, section 292a. Pursuant to the German Commercial Code, section 292a, the auditor certified that the consolidated financial statements and Group review of operations, prepared in accordance with U.S. GAAP, qualify SAP for exemption from preparing consolidated financial statements in accordance with German law.

The auditor also certified that the Executive Board has established a risk management system meeting the requirements of the German Stock Corporation Act, section 91 (2).

The auditor confirmed that it has no relationships with SAP AG that could cast doubt on the auditor's independence.

The SAP AG and consolidated financial statements, including the combined review of SAP Group and SAP AG operations, and the audit reports were sent to the members of the Supervisory Board in good time.

»

»» All of these documents related to the annual financial statements and the audit reports were discussed in detail at the meeting of the Audit Committee on March 16, 2004 and at the audit meeting of the full Supervisory Board on March 17, 2004. SAP's auditor attended both meetings to explain how it had conducted the audit and to report the principal results and additional information.

The Supervisory Board approved the audit results. The final result of the audit by the Supervisory Board corresponds to that of the auditor. There are no challenges to the presented financial statements.

At its audit meeting, the Supervisory Board approved the consolidated financial statements, the SAP AG financial statements, and the combined review of SAP Group and SAP AG operations prepared by the Executive Board and audited by the auditor. The financial statements and review of operations were thus formally adopted.

The Supervisory Board has checked the Executive Board's proposal to appropriate retained earnings for a dividend of €0.80 per entitled no-par common share in 2003 and endorses this proposal to the Annual General Shareholders' Meeting.

The vote-pooling agreement between SAP founder-shareholders Dietmar Hopp, Hasso Plattner, and Klaus Tschira and their holding companies, some of which are non-profit organizations, was terminated in 2002 without replacement. The agreement provided that the votes associated with the pooled shares were cast together at the Annual General Shareholders' Meeting and included certain restrictions on the sale of those shares and purchase option rights. In view of the termination of the vote-pooling agreement, the Executive Board and Supervisory Board gave notice terminating SAP AG's July 1999 agreement with the Schutzgemeinschaft der Kleinaktionäre e.V. (SdK, an association that represents small shareholders), effective December 31, 2003. The agreement concerned the relations between the Company, the voting pool established by SAP's founder-shareholders, the members of the voting pool, and these members' companies. The Executive Board produced a report concerning the relations between the Company, the voting pool established by SAP's founder-shareholders, the members of the voting pool, and these members' companies for the last time in 2003.

The Executive Board also voluntarily produced reports about the legal relations between the Company, Dietmar Hopp, Hasso Plattner, and Klaus Tschira, and the companies in which they have a controlling interest.

The Supervisory Board accepted and noted all of these reports.

Over the past year, SAP has outperformed the market. Its strategy, which the Supervisory Board supports, means SAP is well positioned in the market to accomplish its future tasks.

The Supervisory Board wishes to thank the members of the Executive Board and all of the employees in the SAP Group for their commitment and hard work.



Prof. Dr. h.c. Hasso Plattner
for the Supervisory Board
Walldorf, March 17, 2004

FINANCIAL INFORMATION 2003

CONSOLIDATED FINANCIAL STATEMENTS

Since 1999, we have prepared our consolidated financial statements in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). This ensures direct comparability with the financial statements of our international competitors. In addition to the many disclosures required under U.S. GAAP, the notes to our statements contain a great deal of extra detail that we provide voluntarily. The review of operations meets the requirements of the German Commercial Code or Handelsgesetzbuch – HGB, but it also contains additional voluntary information. We are committed to increasing the transparency that the international financial community rightly demands.

Consolidated Financial Statements

INFORMATION ON FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Forward-looking statements

Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "assume", "believe", "counting on", "continue", "estimate", "expect", "forecast", "intend", "is confident", "may", "plan", "predict", "project", "should", "target", "wants", "will" and "would" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (SEC), including SAP's most recent annual report on Form 20-F for 2002 filed with the SEC and SAP's Form 20-F annual report for 2003, which will be filed with the SEC before June 30, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Non-GAAP measures

The review of operations and other sections of this annual report disclose certain financial measures, such as pro-forma operating income and pro-forma expenses, pro-forma net income and pro-forma earnings per share (EPS), cash earnings according to DVFA/SG and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are therefore considered non-GAAP financial measures. The non-GAAP measures included in this annual report are reconciled to the nearest U.S. GAAP measure, as is required under SEC rules regarding the use of non-GAAP financial measures. However the non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.

Management believes that pro-forma operating income, pro-forma expenses, pro-forma net income, and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.

Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income, and pro-forma EPS are defined as follows:

- Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR and LTI) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.
- Acquisition-related charges include amortization of intangible assets acquired in acquisitions.
- Impairment-related charges include other-than-temporary impairment charges on minority equity investments.

Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:

	U.S. GAAP	Reconcilation		Pro-forma
		Stock-based compen-sation	Acquisition-related charges	
	€ million	€ million	€ million	€ million
2003				
Cost of product	839	10	24	805
Cost of service	1,694	32	-	1,662
Research and development	996	43	2	951
Sales and marketing	1,411	30	-	1,381
General and administration	354	15	-	339
Operating income	1,724	130	26	1,880
2002				
Cost of product	860	1	24	835
Cost of service	1,956	6	0	1,950
Research and development	910	10	2	898
Sales and marketing	1,627	5	0	1,622
General and administration	399	14	0	385
Operating income	1,626	36	26	1,688

Pro-forma net income and pro-forma EPS reconcile to the nearest U.S. GAAP measure as follows:

	U.S. GAAP	Reconcilation (net after tax)			Pro-forma
		Stock-based compen-sation	Acquisition-related charges	Impairment-related charges	
	€ million	€ million	€ million	€ million	€ million
2003					
Net income	1,077	83	15	14	1,189
Earnings per share	€3.47	€0.27	€0.05	€0.04	€3.83
2002					
Net income	509	23	15	417	964
Earnings per share	€1.63	€0.07	€0.05	€1.33	€3.08

Currency-adjusted year-on-year changes in revenue and operating income are calculated based on those figures for the fiscal year 2003 that result from a translation into euros of the income statements of foreign operations using the average exchange rates of the respective prior-year periods. Management believes that such currency-adjusted measures provide supplemental meaningful information to the investor as they show how the Company would have performed if it had not been affected by changes in currencies.

Currency-adjusted year-on-year changes in revenue and operating income reconcile to the respective unadjusted year-on-year changes as follows:

	Percentage change from 2002 to 2003 as reported	Currency impact	Currency-adjusted percentage change from 2002 to 2003
	%	%	%
Software revenue	- 6	- 7	+ 1
Maintenance revenue	+ 6	- 9	+ 15
Product revenue	**± 0**	**- 8**	**+ 8**
Consulting revenue	- 11	- 7	- 4
Training revenue	- 28	- 7	- 21
Service revenue	**- 14**	**- 7**	**- 7**
Other revenue	**- 32**	**- 6**	**- 26**
Total revenue	**- 5**	**- 8**	**+ 3**
Germany[1]	+ 1	± 0	+ 1
Rest of EMEA[1]	- 4	- 2	- 2
United States[1]	- 12	- 17	+ 5
Rest of Americas[1]	- 10	- 18	+ 8
Japan	- 9	- 9	± 0
Rest of Asia-Pacific[1]	+ 5	- 11	+ 16
Total revenue	**- 5**	**- 8**	**+ 3**
Operating income	**+ 6**	**- 3**	**+ 9**

[1] based upon the location of the customer

Cash earnings according to DVFA/SG is an adjusted cash flow measure developed by the German Society of Investment Analysis and Asset Management to improve comparability across companies. The reconciliation from cash earnings according to DVFA/SG to net income is provided on page 11 of this annual report.

In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP's core operations, or they are factors outside management's control, dependent on SAP's share price or the share price of companies we acquire or in which we invest. Furthermore, management gives additional guidance based on currency-adjusted measures.

INDEPENDENT AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, Walldorf comprising the balance sheet, the income statement, the statement of changes in shareholders' equity, the statement of cash flows, as well as the notes thereto as of and for the year ended December 31, 2003. The preparation and content of the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with Auditing Standards Generally Accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the net assets, financial position, results of operations, and cash flows of SAP Group in the business year in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP).

Our audit, which also extends to the combined Review of SAP Group and SAP AG Operations prepared by SAP AG's management for the business year from January 1 to December 31, 2003, have not led to any reservations. In our opinion, on the whole, the Review of SAP Group and SAP AG Operations provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Review of SAP Group and SAP AG Operations for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and a group management report in accordance with German law.

Mannheim, Germany
February 27, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft






KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
BERLIN UND FRANKFURT a.M.

Schmid
Wirtschaftsprüfer

Walter
Wirtschaftsprüfer

REVIEW OF SAP GROUP AND SAP AG OPERATIONS

BUSINESS IN 2003

Global Economy

Signs of worldwide economic recovery

For the global economy, 2003 was not as good as many had anticipated. Actual world economic growth was lower than expected. At the end of 2002, the World Bank forecast overall economic growth of 2.5 % for 2003. In September 2003, the World Bank revised that estimate to an even 2 %. Likewise, the Organisation for Economic Co-operation and Development (OECD) initially forecast 1.8 % growth for the euro zone in 2003, but later downgraded its expectations and in February 2004 published a final growth rate for the euro zone of just 0.4 %.

Global development was hampered in the first few months of 2003 by the war in Iraq, the SARS outbreak, and other factors, but general economic production in the industrialized nations began to rise in the second quarter of 2003. However, growth was uneven. The United States led the improvement with a consumer-fueled recovery. Capital spending in the United States only began to increase toward the end of 2003.

After more than a decade of recession, the Japanese economy experienced a long-awaited recovery. According to the OECD, the Japanese economy benefited in particular from a better investment climate in the process industries and the positive development of neighboring economies. In contrast, the economy of the euro zone remained relatively stagnant. In their expert report published in the fall of 2003, the six leading German institutes for economic research predicted zero gross domestic product (GDP) growth for Germany in 2003.

IT Sector

IT market bottoms out

The global IT market moved in parallel with the overall economy, and industry analysts also lowered their forecasts over the course of the year. The reluctance to invest in IT, which emerged in 2002, continued into 2003 and SAP assumes that, as they had done in 2002, many companies cut their IT budgets during the year, postponed investments, and lowered the average volume of the IT investments that they did implement.

Industry analysts had varying opinions on the growth of the IT industry but there was a general tendency toward restraint in their forecasts for 2003. This restraint was inspired primarily by developments in Europe and Japan. International Data Corporation (IDC) analysts revised their figures downward: While in April 2003 they expected worldwide IT spending to grow 2.3 % in 2003, they adjusted this figure to just 1 % in July 2003. Forrester Research also lowered its growth estimate from 1.9 % to 1.3 % in the middle of 2003.

According to a survey by AMR Research of 200 IT decision-makers, IT spending rose again in the second half of the year in the United States. In the third quarter, for example, IT spending was up 4.3 % over the previous year. IT decision-makers in the United States responded skeptically in a Merrill Lynch survey in the third quarter of 2003. Survey respondents indicated that spending on IT had stabilized in 2003 but would not increase noticeably in the short term.

Based on IT spending in the first six months of 2003, IDC estimated growth of 8.6 % for 2003 in the Asia-Pacific region, excluding Japan. IDC predicted that Japanese IT investment would decline 1 %. IDC also reduced its forecast for Western Europe during the course of the year. In April, it had estimated that IT spending in Western Europe would grow 2 % in 2003, but by July it predicted less than 1 % growth for the year. The European Information Technology Observatory (EITO) forecast that revenue would fall 0.7 % in 2003, and the German Association for Information Technology, Telecommunications and New Media (BITKOM) estimated zero growth for Germany in 2003.

Over the course of the year, there were more and more indicators of hesitant recovery in the IT industry. After three years of restrained purchasing, for the time being, companies' investment logjams peaked in 2003. According to analysts at Gartner, IT investment finally bottomed out in 2003. Gartner assumes growth will be stronger in 2004.

Pictures and graphs are included for illustrative purposes only and are *not part of the audited Review of Operations.*

Priority on protecting investment

In 2003, the highest priority among IT decision-makers was to optimize their IT landscapes and obtain additional value from existing systems. This was confirmed, for example, in April 2003 by IDC's regular Project Barometer user survey about how the IT budget is spent. In the past, it was common for companies to fully reequip entire business areas with new software; in 2003, the trend was to add to existing IT in response to an isolated, immediate requirement. Companies focused mainly on projects that brought quick-win and financial benefits with a rapid return on investment.

As a result, customers sought to reduce the total cost of ownership of their IT systems and focused investment more on technologies to make IT systems more efficient with end-to-end, interenterprise business processes and to optimize existing system landscapes with future-proof technology and all-round integration.

Falling demand put great pressure on prices in the software industry. Moreover, faltering enterprise software investment led to further consolidation of the market. The acquisition of J.D. Edwards & Company by PeopleSoft, Inc., which was announced in July, altered the balance between the major vendors of enterprise software. Oracle Corp.'s attempted hostile takeover of PeopleSoft, Inc. led to considerable insecurity in the market and, in SAP's opinion, increased the pressure on prices, particularly in the United States. In SAP's experience, it is now more evident than ever that stability and security of investment play a critical role when customers decide on a software vendor. Consequently, the Company believes customers increasingly opted for long-term vendor partnerships, based on trust, with vendors offering future-proof solutions.

The trend on the IT market was for companies to strive to simplify their IT structures. Talking to its customers, SAP also found that the trend toward homogeneous system landscapes continues. This approach is seen above all as a way of avoiding high integration costs.

Business at SAP

SAP's strategy pays off: Market share increases despite difficult conditions

In 2003, SAP held its ground well in a difficult economic environment by focusing on its successful sales strategy, improving efficiency, offering customers a comprehensive product portfolio, and developing open, integration-oriented technology.

- In 2003, SAP further strengthened its leading position against its peer group in its core segment, enterprise software. The Company's own calculations show SAP increased its share from 51 % to 59 % of its peer group's combined enterprise software revenues in 2003. The companies SAP regards as its peer group are Oracle Corp., PeopleSoft, Inc. (including J.D. Edwards & Company acquired in July), i2 Technologies, Inc., and Siebel Systems, Inc.
- In 2003, SAP showed healthy growth, particularly in the United States, a key area for SAP. Based on its own analysis of its peer group's published software license revenue figures, SAP believes it has further grown its slice of the U.S. enterprise software revenues of these companies to 37 %. That reflects an improvement in SAP's position versus its peer group in the United States during 2003, even after two substantial competitors, PeopleSoft, Inc. and J.D. Edwards & Company, joined forces.
- SAP was awarded many important projects in 2003, which continued to improve its market position. These included contracts with: Computer Sciences Corporation, ConocoPhillips, Hasbro, Raytheon, Sony Pictures, University of Cincinnati, and The Washington Post in the Americas; Airbus, Interbrew, Novartis, Volvo, the European Central Bank, and Telecom Italia in Europe; and Asian Airlines, CitiPower, Shanghai Pudong Development Bank, Daewoo Shipbuilding, New China Life Insurance, Sharp, Toyota Tsusho, Hyundai Motor, Japan Tobacco, and Olympus Korea in Asia.
- Based on its own analyses of market and competitor data, SAP believes it has improved the market position of all major software solutions in its product portfolio and is among the leaders in each of those segments.
- SAP has also improved its position in the small and midsize business (SMB) segment, helped by its new SMB solutions, SAP Business One and mySAP All-in-One.

Strategic position is stronger

SAP set itself three main operational goals for fiscal year 2003: to continue to increase market share and to improve operating margin and earnings per share. SAP implemented numerous, primarily development- and sales-related, measures to achieve those goals:

- To orient itself more closely to the needs of its customers and to continue developing solutions quickly and efficiently, SAP reorganized its development organization. The development of industry-specific and cross-industry solutions was brought together into three Business Solution Groups (BSGs) in the summer of 2003 following the technology development consolidation under Executive Board member Shai Agassi in February 2003. Each BSG is led by a member of SAP's Executive Board or Extended Management Board, who has overall business responsibility for the BSG and for its revenue, product quality, and customer satisfaction targets. The three new BSGs are BSG Manufacturing Industries, BSG Services Industries, and BSG Financial and Public Services. SAP also created the Application Platform & Architecture (AP&A) group. This team will seek to develop program modules that can be used in more than one SAP product. The AP&A group will also seek to create an Enterprise Services Architecture that describes how companies can use an integration and application platform to map business processes rapidly and flexibly and align them with each other.
- The Company's solutions for SMBs, SAP Business One and mySAP All-in-One, which it introduced in the fall of 2002, were well accepted around the world in 2003. These solutions meet the need for reliable technology that can grow as companies grow, while minimizing operating costs. Alongside the SAP sales force, the Company uses a partner network, which it expanded further in 2003, to deliver SAP's SMB solutions to the market and to support SMB customers around the world. IBM and American Express are just two of SAP's worldwide sales partners for SAP Business One – a solution specifically designed for small businesses. Versions of SAP Business One are available for 25 countries, and over 2,500 customers run them. The number of independent software vendors developing functional enhancements and their own solutions on the basis of SAP Business One has also grown. In addition, SAP set up a global sales network of more than 300 SAP partners for its mySAP All-in-One solutions, which it offers for small and midsize businesses with more complex IT processes. At the end of 2003, at least 4,600 customers were using more than 310 industry-specific solutions that were developed on the basis of mySAP All-in-One. To stimulate growth, SAP arranged innovative financing programs to enable small companies to acquire the IT solutions they urgently need.
- During 2003, SAP brought numerous new versions of its software solutions to market. In particular, version 4.0 of mySAP Customer Relationship Management (mySAP CRM) offers a multitude of innovative functions and is one of the Company's most important new products. SAP also presented enhanced versions of, for example, mySAP Supply Chain Management (mySAP SCM) and SAP Enterprise Portal.
- The technological basis of SAP's solutions was strengthened by the introduction of the SAP NetWeaver integration and application platform. SAP NetWeaver is designed to integrate heterogeneous IT systems and to bring together business processes, information, and users throughout a company. Numerous customers already deploy several individual components of SAP NetWeaver, such as SAP Business Information Warehouse and SAP Enterprise Portal.
- SAP launched the "Powered by SAP NetWeaver" partner initiative at the SAP TechEd technology conference in Basel, Switzerland in September 2003. This initiative enables partners and independent software vendors to develop new business applications on the SAP NetWeaver integration and application platform.
- SAP has launched a worldwide initiative to support customers strategically plan, implement, operate, and continually improve their SAP applications: The SAP Customer Services Network aims to offer customers higher-quality service when implementing their SAP solutions and to expand the range of services offered for upgrades and profitability analyses. SAP has also set up a Global Customer Competence Center to help customers develop the skills they need to support their SAP applications. In the future, SAP will work closely with its customers to offer certification programs.
- SAP completed the bundling of its local consulting units in one global organization, SAP Consulting.
- SAP concluded a number of important cooperation agreements in 2003. For example, SAP will work with Accenture to develop and market IT solutions for banks and insurance companies worldwide. Also, IDS Scheer has teamed up with SAP to offer a joint solution for business process management and to merge and integrate IDS Scheer's ARIS process platform with SAP NetWeaver. SAP and Adobe Systems Inc. concluded a strategic alliance agreement concerning the development and marketing of Adobe Portable Document Format (PDF) and printing capabilities integrated in SAP Software.

Revenue grows 3 % at constant currencies

In light of the sluggish growth in the economy and in SAP's own industry, the Company did not expect to grow strongly in 2003. That is why, at the beginning of the year, the Company anticipated only a moderate increase in total revenue and spotlighted its commitment to improving profitability. At that time, the steady rise of the euro on the foreign exchanges over the year was not foreseeable. It reduced the reported euro value of revenue generated in other currencies. While the same currency effects reduced the euro value of expenses incurred in other currencies, this was not sufficient to balance the effect on reported revenue.

Under these pressures, SAP's total revenue declined 5 % from the previous year to stand at €7,025 million in 2003. However, if currency effects are excluded, SAP's total revenue grew 3 %.

Total Revenues

in € millions | change since previous year

	1999	2000	2001	2002	2003
in € millions	5,110	6,265	7,341	7,413	7,025
change since previous year	+18 %	+23 %	+17 %	+1 %	-5 %

Constant-currency software revenue growth outshines rivals'

Customers' cautious approach to spending affected the software market. Nominally, SAP's software revenue decreased 6 % in 2003 to €2,148 million. But that decrease resulted substantially from the growing strength of the euro. On a constant currency basis, software revenue grew 1 %. Translated into U.S. dollars and compared with competitors' disclosed dollar figures for business software revenue, SAP's software revenue grew faster in 2003 than any that of any member of its peer group.

Based on received orders, 74 % of SAP's 2003 software revenue was attributable to its existing customer base (77 % in 2002) and 26 % was attributable to new customers (23 % in 2002). It is thus clear that SAP won many new customers in 2003 despite the prevalence of tight budgets.

As in previous years, SAP asked its customers in 2003 how they intended to use their newly acquired software licenses. The Company used the answers to break software revenue down by solution. The results show, among other things, that customers' budget stringency had its greatest impact on mySAP Financials and mySAP Human Resources. Software revenue from these solutions declined 13 % to €802 million in 2003. Software revenue from mySAP CRM also declined. The decline was however less than the software revenue decrease suffered by the incumbent CRM leader, Siebel Systems, Inc. SAP believes that its 2003 CRM software revenue exceeded Siebel Systems' CRM software revenue, making SAP the company with the highest CRM software revenues.

mySAP SCM generated software revenues of €477 million – 3 % more than in 2002 – despite the difficult economic environment. Both of the competitors SAP regards as having the largest revenues in the SCM segment, i2 Technologies, Inc. and Manugistics Group, Inc., reported decreases in software revenue. SAP therefore believes it has moved further ahead as SCM segment leader.

Software Revenue Breakdown by Solution

in € millions | percent | change since previous year



mySAP Financials/
mySAP Human Resources
802
38 % | -13 %
mySAP Business
Intelligence/
Enterprise Portal/
mySAP SRM/
Marketplaces 273
13 % | +5 %
mySAP SCM 477
22 % | +3 %
mySAP CRM 440
20 % | -7 %
mySAP PLM 156
7 % | -7 %

Maintenance revenue climbs again

Maintenance again achieved the strongest revenue growth of all categories in 2003. Maintenance revenue increased 6 % to €2,569 million. That growth offset the decline in software revenue and, despite the adverse currency effects, product (that is, software and maintenance) revenue edged slightly ahead, from €4,714 million in 2002 to €4,717 million in 2003. On a constant currency basis, the growth of product revenue was clearer at 8 % in 2003.

Revenue Breakdown by Type of Activity

in € millions | percent | change since previous year


Training 299
4 % | -28 %
Software 2.148
31 % | -6 %
Consulting 1.954
28 % | - 11 %
Other 55
1 % | -32 %
Maintenance 2.569
36 % | +6 %

Service revenues falter

Consulting revenue and training revenue declined in 2003. The Company's consulting service focused more on growing profitability than increasing revenue and accordingly cut the external consulting resources it deployed. For this and other reasons, SAP's consulting revenue declined 11 % to €1,954 million, or 4 % on a constant currency basis. Even more than in the previous year, customers responded to adverse conditions by cutting employee training budgets. The trend toward alternative training methods and changes in SAP's training infrastructure also had an impact. SAP's 2003 training revenue was €299 million, 28 % less than in 2002. On a constant currency basis, training revenue declined 21 %. Overall, service (that is, consulting and training) revenue declined 14 % to €2,253 million, or 7 % on a constant currency basis.

Constant-currency revenue growth in Americas and Asia-Pacific

In recent years, the Europe, Middle East, and Africa (EMEA) region was the source of SAP's strongest revenue growth, but in 2003 growth stalled in that region. In SAP's home market, Germany, where double-digit growth percentages were achieved in the past, economic conditions were particularly difficult in 2003, and revenue increased only slightly, by 1 % to €1,670 million. Revenue was also uneven over the year in Germany. For the first three quarters, revenues in Germany were lower than for each corresponding 2002 quarter – in the fourth quarter of 2003 sales started to move again and revenues were up 4 % on the fourth quarter of 2002.

The movement of exchange rates in favor of the euro had a particularly strong impact on revenue figures for the Americas region. SAP's U.S. subsidiary posted revenues of €1,736 million, a nominal 12 % decrease from the 2002 figure, even though SAP improved its position in this strategically critical market, as is reflected in the 5 % constant-currency revenue growth figure. The nominal 10 % annual revenue decline in the rest of the Americas also resulted primarily from currency translation effects. On a constant currency basis, SAP's revenue in the Americas region excluding the United States increased 8 %.

Revenue Breakdown by Sales Destination

in € millions | percent | change since previous year


Japan 442
6 % | -9 %
Rest of Asia-Pacific 397
5 % | +5 %
Germany 1,670
24 % | +1 %
USA 1,736
25 % | - 12 %
Rest of Americas 480
7 % | -10 %
Rest of EMEA 2,300
33 % | -4 %

In 2002, SAP's revenues from Japan increased 9 % (19 % on a constant currency basis), but they did not improve in 2003. Exchange-rate movement was a substantial factor in the nominal revenue decline of 9 %. On a constant currency basis, Japan revenue was unchanged year-on-year. In the rest of the Asia-Pacific region, SAP's revenue increased 5 %, but on a constant currency basis the revenue increase was 16 %.

Public services sector revenue boost

Despite currency effects and the difficult economy, in 2003 revenue from the public services sector increased 13 %. In an environment typified by exchange-rate movement, all other sectors lost revenue ground. Revenue from the process industries sector declined the most. That sector's contribution to SAP's total revenues decreased around one percentage point in 2003. As in 2002, service industries was the sector in which SAP generated most revenue – €1,655 million in 2003.

Revenue Breakdown by Sector

in € millions | percent | change since previous year


Financial services 474
7 % | -8 %
Public services 602
8 % | +13 %
Process industries 1,381
20 % | -10 %
Service industries 1,665
24 % | -6 %
Discrete industries 1,659
23 % | -6 %
Consumer industries 1,244
18 % | -4 %

Operating margin impresses again

In 2003, SAP continued to focus on managing costs and realizing efficiency potential to improve profitability from operations. SAP measures profitability from operations using pro-forma operating margin, which expresses the ratio between operating income before stock-based compensation expenses and acquisition-related charges (pro-forma operating income) and total revenue. Pro-forma operating income is management's key internal profitability figure and a parameter in management compensation.

For 2003, the pro-forma operating margin was approximately 27 %. SAP thus clearly exceeded its own original target of a one percentage-point improvement on its 2002 pro-forma operating margin of 23 %. The success was achieved thanks to strict cost control and despite the fact that the target was set on the assumption of a moderate improvement in total revenue, an assumption that was realized only after adjusting for currency effects. Operating margin without adjustments for stock-based compensation and acquisition-related charges was approximately 25 % (22 % in 2002).

As in the previous year, major factors in driving up the operating margin were restraint in recruitment, fewer third-party services, stringent travel-expense management, efficiency gains in global infrastructures, and streamlined processes.

Cost reductions in nearly all lines of business

Cost of product decreased 2 % to €839 million, even though this number includes expenses for stock-based compensation, which increased in comparison with the previous year as the price of SAP's publicly traded shares climbed. Pro-forma cost of product (that is, cost of product before expenses for stock-based compensation and acquisition-related charges) decreased 4 % to €805 million. Notable savings were realized by reducing spending on third-party software licenses. Exchange-rate movement also had a positive effect.

Operating Expenses Breakdown

(excluding stock-based compensation and acquisition-related charges)
in € millions | percent | change since previous year


General and administration 339
7 % | -12 %
Cost of product 805
16 % | -3 %
Sales and marketing 1,381
27 % | -15 %
Cost of service 1,662
32 % | -15 %
Research and development 951
18 % | +6 %
Other 7
±0 % | -80 %

Cost of service was €1,694 million, 13 % lower than in 2002. At €1,662 million, pro-forma cost of service (that is, cost of service before expenses for stock-based compensation and acquisition-related charges) was 15 % lower than for the previous year, and that reduction was greater than the reduction in service revenue, to which the service cost corresponds. The major cost-reduction factors were fewer third-party services and improved utilization of the Company's own capacity, as well as currency effects.

To provide the resources for innovation in the future, SAP increased its development headcount by 11 % in 2003. To control costs, less third-party developer effort was bought in and more developers were hired in countries where labor costs are lower. Associated with the 11 % development headcount gain was a 9 % increase in research and development expenses. Pro-forma research and development expenses (that is, research and development expenses before expenses for stock-based compensation and acquisition-related charges) increased only 6 % to €951 million because the expenses for stock-based compensation were higher than in 2002.

Sales and marketing expenses decreased 13 % to €1,411 million. Pro-forma sales and marketing expenses (that is, sales and marketing expenses before expenses for stock-based compensation and acquisition-related charges) decreased 15 % to €1,381 million. Major factors contributing to the decrease included reduced labor costs and travel expenses, and efficiency gains in the sales organization. Currency effects also reduced the reported figure.

General and administration expenses decreased 11 % to €354 million. Pro-forma general and administration expenses (that is, general and administration expenses before expenses for stock-based compensation and acquisition-related charges) decreased 12 % to €339 million. Here again, factors contributing to the decrease included reduced labor costs, fewer bought-in services, and currency effects.

Operating income grows

Cost savings enabled SAP to achieve an operating income of €1,724 million for 2003, 6 % more than for 2002. On a constant currency basis, the increase would have been 9 %. Operating income before expenses for stock-based compensation and acquisition-related charges, which is the pro-forma operating income used internally as a key performance indicator, increased 11 % to €1,880 million. The 27 % pro-forma operating margin derived from that figure, as stated above, was four percentage points above the previous year's figure.

Operating Income

(before stock-based compensation and acquisition-related charges)

in € millions | change since previous year

	1999	2000	2001	2002	2003
Operating income	937	1,243	1,471	1,688	1,880
Change	+2 %	+33 %	+18 %	+15 %	+11 %

Financial income out of the red

In the two previous years, losses from minority investments, that is, minority investment impairment charges and SAP's share in the net loss from investments accounted for under the equity method, resulted in financial losses. SAP incurred the same types of financial expenses again in 2003. However, losses from minority investments totaling €23 million were significantly reduced from the previous year's net loss of €527 million. Net interest income increased 75 % to €43 million and the expense of €15 million for employee stock appreciation right program hedges was a significant improvement on the 2002 figure of €59 million. As a result, SAP posted positive financial income of €16 million for 2003 (2002: financial loss of €555 million).

Steep rises in pretax income and net income

Income before income taxes rose 60 % to €1,777 million because of the improved operating income and the turnaround of financial income. The effective tax rate also decreased from 53.8 % for 2002 to 39 % for 2003. A major factor in the decrease in the effective tax rate was the significantly reduced losses from minority investments, which for the most part are nondeductible.

Net income was €1,077 million in 2003, an increase of 112 % on the previous year. Basic earnings per share calculated in accordance with U.S. GAAP were €3.47 (2002: €1.62). Pro-forma earnings per share, which SAP regularly reports and to which it attaches greater importance, were €3.83 for 2003. They were thus 24 % higher than in 2002 and clearly beat SAP's early-year guidance of €3.45 to €3.60. The U.S. GAAP earnings per share reconcile to the pro-forma earnings per share by adjusting the U.S. GAAP number for stock-based compensation expenses, acquisition-related charges, and impairment charges associated with minority investments.

Liquid assets grow

Operating cash flow for 2003 was €1,505 million, representing a 10 % decrease from €1,680 in 2002, when, due to impairment charges on minority investments, the difference between net income and operating cash flow was wider.

In 2003, net cash used in investing activities was €911 million, a year-on-year increase of 322 %. However, €639 million of this was attributable to the increase in liquid assets with maturities greater than 90 days. Cash outflows for property, plant, and equipment and intangible assets were 11 % lower than for the previous year at €275 million.

In 2002, net cash outflow from financing activities was negative, primarily due to treasury stock purchases and principle payments on line-of-credit and long-term debt. These outflows were much smaller in 2003, and as a result net cash used in financing activities decreased 67 % to €305 million. Of this, 61 % is accounted for by dividends paid in 2003.

Cash and cash equivalents held at the end of 2003 were €1,340 million, a 19 % increase on the figure for 2002. Liquid assets, which include cash and cash equivalents and time deposits with maturity greater than 90 days, increased more strongly, by 69 % to €2,096 million.

Equity ratio climbs to 59 %

The vigorous growth of liquid assets and net income combined to increase total assets by 13 % to 6,326 million. Fixed assets decreased slightly (1 %) to €1,609 million. Notable factors were the decline since the previous year in investment in property, plant, and equipment and in intangible assets. On the other hand, the higher market value of the Company's marketable securities increased its financial assets. The equity-to-fixed-assets ratio increased from 176 % in 2002 to 231 % in 2003.

Investments

in € millions | change since previous year

	1999	2000	2001	2002	2003
in € millions	355	286	800	309	275
change since previous year	-9 %	-19 %	+180 %	-61 %	-11 %

Despite the difficult economic environment, SAP's stringent receivables management processes once again reduced days' sales outstanding (DSO). DSO measures the average time before accounts receivable are settled. In 2002, SAP reduced its DSO to 87 from 94 the previous year; in 2003, SAP reduced DSO a further 11 to 76. As a result, net accounts receivable were reduced 10 % to €1,771 million in 2003.

SAP uses derivative financial instruments to manage foreign exchange risks and employee stock appreciation right plan expenses. The increasing market value of these derivatives led to an 88 % rise in the Company's other assets to €506 million. Even though net accounts receivable decreased from 2002, the Company achieved a 2 % increase to €2,277 million in the accounts receivable and other assets total.

Consolidated Balance Sheet Breakdown
in percent


Assets
Liabilities
Shareholders' equity 51 59
Long-term 37 32 6 6
Short-term 63 68 43 35
100
80
60
40
20
0
2002 2003 2002 2003

The main factor in the 29 % increase in shareholders' equity to €3,709 million was net income. As a result, the equity ratio (that is, the ratio between equity and total assets) increased eight percentage points to 59 %. At 33 %, the return on equity (that is, the ratio between net income and average equity) was higher than at any other time since fiscal year 1997.

SAP AG financial statements

As in previous years, SAP is not only filing consolidated financial statements for the SAP Group but also separate annual financial statements for its parent company, SAP AG. Whereas the consolidated financial statements are prepared in accordance with U.S. GAAP, SAP AG standalone financial statements are required to be filed in accordance with the accounting principles defined in the German Commercial Code or Handelsgesetzbuch (HGB).

The SAP AG figures show 2003 total revenue at €2,955 million (2002: €2,774 million). As in the past, the chief source of SAP AG revenue was software license fees paid by SAP subsidiaries. Total revenue rose exceptionally in 2003 because of changes to the licensing arrangements within the Group. SAP AG's cost of services and materials almost entirely comprises third-party services, including those provided by SAP subsidiaries. Cost of services and materials was 9 % higher (€865 million) in 2003 than in the previous year, primarily because of the reintegration of the SAP Portals and SAP Markets subgroups with SAP AG. Personnel expenses, mainly the labor cost of the developers and administration staff employed by SAP AG, increased 23 % to €762 million. Major factors in the increase were headcount growth and larger reserves for the employee profit-sharing plan. Depreciation and amortization increased 50 % to €331 million, mainly because SAP Portals' and SAP Markets' intangible assets revested in SAP AG in 2002 under the reorganization and became subject to a full year's regular amortization in 2003.

Under a further restructuring measure within the Group in 2003, SAP AG assigned shares of one subsidiary company to another wholly owned indirect subsidiary. The shares did not therefore leave the SAP consolidation group. That transaction resulted in income totaling €315 million from liquidation and realization of hidden reserves, which, like the fair value writeup of treasury shares occasioned by the increase in the price of the SAP share, is disclosed as other operating income. Other operating expenses decreased 27 %. The main reasons for this reduction were the reintegration of SAP Markets, which led to reduced software license fees within the Group, and reduced foreign currency effects. SAP AG's operating income grew 12 % to €998 million, primarily as a result of increased revenue and decreased other operating expenses.

Minority investment impairment charges were much lower than for 2002. As a result, SAP AG enjoyed positive financial income of €358 million in 2003, whereas it had suffered a financial loss of €376 million in 2002. This led to a 164 % increase in income before income taxes to €1,356 million in 2003, and to a 281 % increase in net income from €277 million in 2002 to €1,055 million in 2003.

SAP AG's total assets closed at €4,717 million in 2003. The major factors in the 13 % increase on the 2002 figure were liquid assets and marketable securities. Shareholders' equity increased 39 % to €3,161 million; SAP AG's equity ratio was 67 %.

Substantial dividend increase recommended

Most companies in the software industry do not pay dividends. However, SAP believes its shareholders should again benefit appropriately from the Company's success in the fiscal year. Last year, the Executive Board based its dividend recommendation on the Company's sustainable profitability and therefore excluded from its consideration the nonrecurring impact that minority investment impairment charges had on income in 2002. Consistently with that approach, the Executive Board this year makes a recommendation based primarily on the 24 % increase in pro-forma earnings per share, as well as its optimism concerning business in the future. The Executive Board will recommend to the Supervisory Board and to the Annual General Shareholders' Meeting that a dividend of €0.80 be paid per share, a 33 % increase in comparison with last year. If the shareholders approve this recommendation and treasury stock remains at the 2003 year-end level, the total amount distributed in dividends would be approximately €249 million. The amount would vary if the number of shares held in treasury on the day of the Annual General Shareholders' Meeting is not the same as at the end of 2003. Aside from the distributed dividend, the Company also returned €88 million to the shareholders by repurchasing SAP shares for treasury.

Targeted 3 % headcount growth in 2003

Unlike several other companies, in 2003 SAP again managed to avoid significant layoffs despite the difficult economic situation. It was a declared aim of the Company to increase operating margin in 2003. Therefore, as in the previous year, SAP recruited new employees in a highly targeted manner. Expressed in full-time equivalents (FTEs), the number of employees rose 3 % to 29,610. The majority of recruits joined research and development (R&D), which, when calculated as FTEs, grew 11 %. In contrast, the number of sales and marketing employees in FTEs increased only 2 %, the number of service and support employees in FTEs actually declined 2 %, and general and administration headcount in FTEs remained almost unchanged.

Employees at Year End

change since previous year

Full-time equivalents

	1999	2000	2001	2002	2003
Employees	21,488	24,177	28,410	28,797	29,610
Change	+11 %	+13 %	+18 %	+1 %	+3 %

Comparing regions, the greatest headcount growth was in Asia-Pacific, where the headcount (in FTEs) rose 14 % due chiefly to the expansion of the Company's development facilities in India and China.

The commitment, creativity, and skill level of employees are critical success factors. Most SAP employees have a university degree, with science, engineering, and business disciplines predominating. To maintain the expertise of its employees at a high level, the Company continued to invest in rigorous training and education. As in previous years, SAP provided extensive classroom training and Internet-based courses provided through SAP University and SAP's training business.

Leading German daily Frankfurter Allgemeine Zeitung and human resources provider Access AG together confirmed SAP's reputation as a highly attractive employer by choosing the Company for their prestigious Employer of Choice Award.

RESEARCH AND DEVELOPMENT

Firm commitment to innovation

SAP's success depends on delivering innovative solutions that truly improve customers' business processes. That is why continued development of its solution offerings was again the Company's trump card in 2003. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator. R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 6 % to €951 million despite the Company's pursuit of operating margin improvement. Underscoring SAP's commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) rose to 13.5 % (2002: 12.1 %) and, measured in FTEs, the number of employees working in development teams rose 11 % in 2003 to 8,854.

Research and Development Expenses

(excluding stock-based compensation and acquisition-related charges)

in € millions | change since previous year

	1999	2000	2001	2002	2003
€ millions	705	857	866	898	951
Change	+23 %	+22 %	+1 %	+4 %	+6 %

As in previous years, the majority of SAP's software development work took place in Germany, where 68 % of R&D FTEs were located at the end of 2003. SAP also maintains development laboratories in the United States, Canada, Bulgaria, France, India, Israel, China, and Japan. The facilities in China and India expanded especially rapidly in 2003. Total FTE developer headcount in those two countries climbed 56 % to 788.

Technology and applications share the limelight

SAP's development efforts focused on the following areas:

- In Enterprise Services Architecture, SAP is introducing a reference architecture for business applications that companies can use to rapidly and flexibly map and coordinate business processes. SAP thus demonstrates how Web services can be deployed as the flexible basis for business applications. The technical foundation of Enterprise Services Architecture is SAP NetWeaver.
- SAP began shipping a new version of mySAP Customer Relationship Management (mySAP CRM). In one of the largest development projects in the Company's history and working closely with customers in a range of industries, SAP enhanced the solution with a host of functions. mySAP CRM 4.0 provides more than 280 end-to-end business processes that are tailored to the different requirements of individual industries. The new version also offers a broad spectrum of new and enhanced functions. Its modular construction enables customers to implement and expand mySAP CRM in stages, which means they can achieve a more rapid return on investment (ROI).
- With the new version of mySAP Supply Chain Management (mySAP SCM), SAP offers over 20 new business processes and 30 enhancements to tried and tested industry processes. This enables companies in the discrete manufacturing, process, and consumer goods industries to plan and steer their supply chain networks more efficiently, integrate processes with other business processes, and improve collaboration with suppliers, partners, and customers. Among the most important features of the new version of mySAP SCM are SAP Advanced Planning and Optimization (SAP APO), SAP Event Management (SAP EM), and the new SAP Inventory Collaboration Hub. SAP Inventory Collaboration Hub is a Web-based platform on which companies and their suppliers work together to monitor their warehouse stock and run their ordering processes.

- At the SAPPHIRE '03 customer and partner event in Orlando, Florida, SAP announced that it would be expanding its SAP Service Management solution. This solution gives companies in the discrete manufacturing industry – and other industries with similar requirements – all-around support for resource-intensive service and maintenance tasks.
- SAP launched a new version of its portal solution SAP Enterprise Portal (SAP EP). A wide range of functional enhancements in this new version help employees and customers communicate more easily with colleagues and business partners. SAP EP integrates information from SAP and other applications, which facilitates the connection of diverse systems. This reduces maintenance work and thus the total cost of ownership.
- At the SAP TechEd European technology conference, SAP presented SAP Master Data Management (SAP MDM). SAP MDM is a key component of SAP NetWeaver that enables customers to aggregate and harmonize master data across the company and distribute it to all employees and business partners.
- In September 2003, the Company launched the SAP Developer Network at SAP TechEd in the United States. In the future, over a million users and developers will be able to exchange up-to-date knowledge, news, and development tools for SAP solutions on this technology forum. The focus will be on realizing profitable solutions. The network, which is aligned to SAP NetWeaver, also offers detailed, technical background reports and documentation, Web training, test systems, forums on specialist topics, and news of upcoming events.
- For the first time, SAP hosted a European innovation conference and presented its latest technological advances. The innovation report, SAP Makes Innovation Happen, describes the innovative concepts that are already part of SAP's business applications. The report also introduces technologies that will help customers to achieve business success in the future.

Recognition for SAP's technical achievements

The new SAP solutions also won recognition from external experts:

- U.S. consulting provider Frost & Sullivan awarded SAP the Market Engineering Award for product innovation in the European market for mySAP SCM. The analysts compared the SCM solutions of various vendors. The decisive criteria for the award were the added value that solutions offer to companies and the speed with which companies obtain a return on their investment. According to Frost & Sullivan, the SAP Event Management component of mySAP SCM played a key role in the award.
- SAP Business Information Warehouse (SAP BW), the data warehousing and analysis component in SAP Business Intelligence, achieved first place in the TechRanking for business intelligence solutions of market researcher Forrester Research. Forrester Research carried out an independent assessment of the leading business intelligence solutions on the market, based on 500 criteria. In three of the 10 categories examined, Forrester Research rated the SAP solution as the leading product. With SAP Business Intelligence, companies can aggregate and evaluate information from heterogeneous systems and data sources.
- Analysts and customers alike reported that SAP's CRM solution meets the requirement for rapid ROI. For example, a study by U.S. consultants Peppers & Rogers Group proved the cost-efficiency of mySAP CRM. The study calculated an internal ROI of 35% for Waters Corporation, a United States-based company, over a period of 4.5 years. Another example is CJ Corp., a food manufacturer based in the Republic of Korea that has deployed mySAP CRM to support sales and marketing processes. Peppers & Rogers Group expects CJ Corp. to achieve an internal ROI of 15% by 2005. Tata Telecom Ltd., of India, installed mySAP CRM – among other things to substantially boost revenue. Peppers & Rogers Group anticipates this investment will generate an internal return of 129% by the end of fiscal year 2005.

CORPORATE GOVERNANCE

Hasso Plattner new Supervisory Board chairperson

In May 2003, Hasso Plattner resigned his seat on the Executive Board. The 2003 Annual General Shareholders' Meeting elected him to the Supervisory Board, which subsequently chose him as its chairperson. The outgoing chairperson, Dietmar Hopp, served in this capacity for five years. Henning Kagermann thus became sole chairperson of the Executive Board and chief executive officer (CEO).

In the fast-moving world in which SAP does business, it is a real benefit to have a Supervisory Board that is abreast of the latest advances. Hasso Plattner's move to the Supervisory Board helps to accomplish this awareness. It also augurs well for the continuation of the customarily close cooperation between the chairs of the two Boards.

Keeping ahead of Sarbanes-Oxley Act requirements

Once again, the focus of SAP's corporate governance attention in 2003 was on timely action to comply with requirements under the Sarbanes-Oxley Act. The Sarbanes-Oxley Act is the U.S. Public Company Accounting Reform and Investor Protection Act of 2002. Among the changes the Company made:

- In December 2002, SAP fulfilled one of the main recommendations of the U.S. Securities and Exchange Commission (SEC) for complying with the Sarbanes-Oxley Act by setting up a Disclosure Committee. Its members are the CEO, the chief financial officer (CFO), and five other senior managers with a mix of roles. It is tasked with ensuring SAP openly and plainly discloses all of the information to which investors are entitled without delay in accordance with the Company's own Principles of Corporate Governance and thus complies with all applicable requirements of the law.
- SAP enhanced its processes for documenting and evaluating the effectiveness of its internal controls. The CEO and CFO were able to rely on that documentation when, in March 2003, they provided certifications of the 2002 Form 20-F annual report as required by the SEC under the Sarbanes-Oxley Act.
- A detailed internal directive ensured that the Audit Committee of the Supervisory Board monitors all audit and non-audit work done for SAP by its independent auditor.
- Prompted by the Sarbanes-Oxley Act, SAP set out its previously unwritten employees ethics code in a formal SAP Code of Business Conduct. The Code, which is binding on all SAP employees and directors, sets the standard for how they interact with customers, partners, competitors, and vendors. It is posted on the SAP Web site.

Because of Hasso Plattner's move to the Supervisory Board, SAP's annual declaration concerning compliance with the German Corporate Governance Code (German CG Code) in May 2003 was different than in 2002. As in the previous year, SAP confirmed that the SAP Principles of Corporate Governance are consistent in all material respects with the German CG Code. However, one of the reported deviations of SAP's Principles from the German CG Code was the fact that, including Hasso Plattner, three former Executive Board members now sit on the Supervisory Board: The German CG Code recommends that not more than two former members of a company's executive board sit on its supervisory board.

2004: EARLY NEWS

Setting the stage

In the first few weeks of 2004, SAP implemented a number of strategic measures to set the stage for a successful year.

- In January 2004, SAP announced that it will replace its hitherto standard solution SAP R/3 with its successor mySAP ERP. However, to offer adequate protection to customers' existing investments in SAP R/3, SAP will continue to provide mainstream maintenance for SAP R/3 until the end of 2009. Subsequently, customers will be able to conclude agreements providing maintenance until the end of 2012. At the same time, SAP is offering its customers attractive terms for migrating to the new mySAP ERP solution on the SAP NetWeaver platform, with its numerous additional functions.
- There were changes to the management boards of various SAP subsidiaries, designed to enable SAP's business to grow successfully in the affected countries.
- At the beginning of 2004, the Executive Board announced a change of strategy with regard to acquisitions. SAP sees the acquisition of companies as a key element of future growth. In particular, it intends to acquire smaller companies with the specific aims of strengthening SAP's geographic reach, broadening its offering in particular industries, and complementing its technology portfolio.

OUTLOOK FOR 2004

Forecast for the Global Economy

Global economy starts moving

At the beginning of fiscal year 2004, it is not clear whether the positive signals can be interpreted as the start of a sustained, strong recovery of the global economy. However, the prevailing conditions for a worldwide economic recovery are more favorable than they were 12 months ago.

According to a forecast by the World Bank made in September 2003, the global economy will grow 3.0 % in 2004, measured in GDP terms. In the United States, there are indications of positive development at the beginning of 2004 – characterized by growing incoming orders, production, and export. The World Bank estimates that U.S. real GDP will grow 3.4 % in 2004. Growth forecasts for the Japanese economy vary between 1.3 % (World Bank) and 1.8 % (OECD). In the euro zone, it is estimated that the economy will grow noticeably stronger in 2004 but economic dynamics will nevertheless remain subdued. The World Bank predicts that GDP will rise 2.0 % while the OECD foresees growth of 1.8 %. In their expert report published in the fall of 2003, the six leading German institutes for economic research predicted 1.7 % GDP growth for Germany in 2004. Whether this growth will materialize depends on companies' willingness to invest, tax policy, and the strength of the euro against the U.S. dollar.

Forecast for the IT Industry

Modest growth

Surveys by various industry analysts about the IT investments planned for the year show that the IT industry is cautiously optimistic at the start of the new year. Most surveys forecast an above-average increase in spending on software and services in 2004.

- At the beginning of November 2003, market analysts at Gartner Dataquest forecast that IT budgets would grow 3.4 % in 2004. They had surveyed 2,000 IT decision-makers worldwide.
- A joint survey by Gartner and SoundView of 600 technology purchasers published in December 2003 showed a more subdued result, with technology spending increasing 1.6 %. Top IT decision-makers in the United States showed willingness to invest more heavily in application software in 2004.
- According to IDC's Worldwide IT Spending Forecast 2004, worldwide IT spending in 2004 will increase approximately 4.5 %. This means software spending would grow around 5.7 % to US$194 billion. For North America, IDC is forecasting a more moderate 3.9 % increase in IT spending in 2004. For Western Europe, IDC assumes IT spending will grow around 2.5 %. IDC sees Asia-Pacific Developing, which includes China and India, as a double-digit growth region and forecasts a 14.4 % rise in IT spending there. According to IDC, growth in the Rest of the World region should be 10 %.
- AMR Research assumes that there will be 7 % growth in the area of enterprise software over the next year in the United States.
- A survey of managers responsible for IT at 100 major U.S. corporations shows a definite willingness to increase investment in software in 2004. The survey, which was carried out by Credit Suisse First Boston in November 2003, showed that 54 % of participants expected to increase their spending on software solutions.
- EITO forecast 2.2 % growth for the IT market in Western Europe. According to EITO, demand is shifting from hardware to software and consulting services. Consequently, it predicts 4.6 % growth in the Western European software market over the next year.

Experts predict a number of focal areas

Industry experts believe several solutions and technologies have particular potential for 2004.

- In the last two years, IT spending decisions were primarily guided by concern for cost optimization. Gartner is now recommending that its clients invest strategically in IT to contribute to their business success. Gartner sees the future role of IT as linking previously independent operational processes and management processes. By doing so, companies can speed up their decision-making processes, react more quickly to change, and use their assets more effectively. Of those IT decision-makers questioned by Gartner, 43 % said that the future of their IT lies in optimizing business processes. According to 34 % of those asked, one of the core tasks of IT is the strategic deployment of business intelligence. Gartner counts Web services as one of the technologies that companies should consider implementing over the next year. Web services are playing an increasingly important role in the transformation of business processes. Gartner expects that, beginning in 2004, Web services will be the main method by which large companies implement and integrate new applications.

- According to estimates by IDC, the worldwide market for analysis software will grow and, by 2007, will reach a volume of US$4.8 billion.
- Studies by IDC and Meta Group show that the CRM market may gradually recover and see stronger growth rates. IDC expects average growth in CRM of 12.9 % per year. In an open Internet survey by Meta Group, 75 % of participants – mainly employees of large U.S. companies – said that they wanted to invest as much or more in CRM in 2004 as they had in the previous 12 months. The portal solutions market segment, in which SAP has established itself as one of the leading vendors, will develop very positively in 2004, with revenue growth of 150 %, according to Meta Group. However, analysts at Gartner expect only 22 % growth in this market segment in 2004. The product life-cycle management (PLM) solution market is also likely to experience an upward trend. SAP offers mySAP Product Lifecycle Management (mySAP PLM) in this segment, which will grow 30 % per year between 2003 and 2007 according to IDC. In the supplier relationship management segment, in which SAP also operates, IDC assumes growth will be 5.4 % in 2004.

IT market expected to consolidate further

The IT industry will probably continue to consolidate in 2004. Smaller software vendors will increasingly function as providers of niche products. According to a study from December 2003, analysts at Gartner have calculated that, within the next two years, over half of the listed IT companies will disappear from the market, which will be dominated by a few large companies.

Forecast for SAP

Strategically positioned for 2004

SAP also believes that the economy bottomed out in 2003 and expects a gradual improvement in economic conditions and the investment climate in 2004. With over 30 years' experience, a wide customer base, a powerful solution portfolio, and strong strategic positioning, SAP believes it is well equipped for this economic recovery.

- Although the market remained difficult in 2003, SAP further extended its position in the market, particularly in the United States. This is a good starting point for growing its market share in the future and, at the same time, increasing its operating margin.
- The expected consolidation in the enterprise software market is likely to reinforce the tendency of customers to opt for leading, financially strong vendors. This could be of great benefit to SAP, one of the most stable vendors.
- Market researchers at Gartner and SoundView predict high potential in IT expenditure of SMBs – that is expected to manifest itself as early as 2004, with spending increasing 7.6 % in the United States, for example. With its portfolio of solutions for SMBs and the partner network for sales, SAP is well placed to capitalize on this trend.

Five strategic priorities for 2004

The Executive Board has set five strategic priorities for the Company in 2004.

- SAP will focus on Company growth and, in particular on growth in software sales. The aim is to make the most of the economic upturn and grow more than the market, as in previous years.
- SAP will focus in particular on SAP NetWeaver. The Company wants to establish this forward-looking solution in its customer base as the main integration and application platform. The aim is to gain as many SAP NetWeaver reference customers as possible in 2004.
- mySAP ERP will be another focus. SAP wants to make it clear to customers that mySAP ERP is a clear improvement on its predecessor SAP R/3.
- The success of mySAP CRM in previous years should continue. SAP wants to encourage strong sales of this solution and thus reinforce its leading position in the CRM segment.
- In the SMB segment, SAP wants to increase the number of customers and expand its partner network for indirect sales. In particular, SAP wants to grow its segment share in the EMEA and Americas regions and enlarge the partner network in the Asia-Pacific region.

Operational goals: increasing software revenue and profitability

Anticipating growth in the economy as a whole and in the IT industry in particular, and based on its strategic position, SAP has set itself the following operational goals for 2004.

SAP's priority will be revenue growth – in particular software revenue – in 2004. SAP will work to increase software revenue 10 % over the 2003 number. SAP expects above-average growth rates in the United States and the Asia-Pacific region, with an improvement in the EMEA region over the course of the year. The financial services and public services industries should see above-average growth. SAP also expects significant growth from business with SMB customers.

Although SAP is giving priority to growth in 2004, it wants to continue with stringent cost management measures and further increase profitability. SAP therefore predicts it will increase pro-forma operating margin based on operating income before stock-based compensation and acquisition-related charges by one percentage point on the 2003 value of 27 %. SAP also expects the pro-forma earnings per share – that is, the earnings per share excluding stock-based compensation expenses, acquisition-related charges, and impairment charges associated with minority investments – to rise to between €4.20 and €4.30. This figure was €3.84 in 2003. SAP assumes the effective tax rate will be 37 %.

To achieve this growth in revenue and earnings, SAP plans to invest more heavily in 2004 than in the previous year, especially in sales, marketing, research, and development. Total headcount is predicted to grow approximately 5 %, with growth rates being higher in countries other than Germany. To further optimize its costs structure, SAP wants a significant proportion of the new jobs to be located in India and China without reducing headcount in other locations. The number of employees is also expected to increase in the United States.

These operational goals are based on the expected improvements in the economic situation as well as a number of other assumptions. These include the expectation that the buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter. SAP also assumes that in 2004 customers will continue to invest in smaller projects with short implementation cycles rather than in large projects lasting several years. SAP does however expect average software contract order entry volumes to stabilize over the course of the year and thus not decrease as much as they did in 2003.

The targets for revenue and earnings take into account the likely development of the different currencies that affect SAP's business. SAP is working on the basis of an average exchange rate of US$1.25 = €1.00. Eliminating exchange-rate fluctuations and assuming that the exchange rate from 2003 remains constant, SAP expects software revenue to grow around 15 %, pro-forma operating margin to increase 1.5 percentage points, and pro-forma earnings per share to be between €4.30 and €4.40.

RISK FACTORS AND RISK MANAGEMENT

The stated revenue, income, and margin targets of SAP for fiscal year 2004 are subject to a number of risks, over which the Company may have no influence or only limited influence. However, SAP implements numerous risk-management measures. These include a comprehensive system for classifying risks relevant to the Company. SAP has identified the following significant business risks.

Economic and regulatory risks

- Although the global economy is improving, it is still uncertain whether this recovery is sustainable. The European economy in particular, SAP's largest market, is growing slowly. The threat of more geopolitical instability, for example caused by war or terrorism, cannot be excluded in fiscal year 2004. This may reduce or restrain overall economic development. SAP is a global provider of solutions with a diversified portfolio of customers in a number of industries. It can thus maintain its position in a difficult market situation better than many of its competitors. Nevertheless, global and regional economic slumps do have an effect on SAP's business. Negative economic growth could harm SAP's revenue and income – not only in individual countries but also across the Group.
- SAP must adapt its software products to a host of national legal requirements to ensure it can sell them in all markets. It cannot be ruled out that amended, potentially stricter legal requirements may temporarily affect SAP's ability to compete efficiently with local vendors in particular markets.
- The entire IT sector, including the software industry, is experiencing a phase of consolidation. The number of acquisitions, particularly involving the larger companies in the market, is rising. Large companies continue to expand into related industries. Due to its leadership of the enterprise software segment, SAP believes it is very well positioned in this difficult situation and can further strengthen its market position. However, company takeovers and mergers involving competitors could negatively impact how SAP's business develops. For example, in the short term they could lead to insecurity in the market or, in the long term, stronger competitors to SAP.

Strategic planning risks

- A significant factor in SAP's success in the dynamic enterprise software segment is the Company's ability to react quickly to fundamental technological innovations and to integrate them into the SAP product portfolio rapidly and uniformly. SAP has implemented a range of processes as part of its product planning methods to underpin long-term product planning. However, it cannot be ruled out that, in individual cases, competitors will recognize and exploit forward-looking technological developments earlier than SAP. This could impair SAP's ability to compete and lead to the loss of market share.
- To ensure it can sustain and further improve its competitive position, SAP must recruit and retain ever more highly qualified employees. SAP seeks to strengthen its status as a globally attractive employer and encourage a highly motivated workforce by offering suitable benefits. These include attractive compensation packages, voluntary social insurance benefits, stock-based compensation and benefits, qualification and training programs, and various sporting and cultural activities. In light of the current labor market situation, SAP is confident that it can adequately cover its specialist and management recruitment and retention needs. SAP plans an above-average increase in the number of employees at its locations in India and China. If there is a shortage of personnel resources there – due, for example, to greater competition from other attractive employers in the IT industry – this could increase overall spending on personnel expenses, which may affect the Company's results.

Governance risks

- In recent years, SAP has implemented an extensive package of measures to counter risks that result from the Company's internal processes. These include SAP's Principles of Corporate Governance, which, among other things, regulate the work and cooperation of SAP AG's governing bodies as described in the SAP AG Articles of Incorporation. The Company also introduced a Code of Business Conduct for Employees in 2003, which defines how employees interact with customers, vendors, competitors, and partners. As part of the implementation of the requirements of the U.S. Sarbanes-Oxley Act, the Company-wide process introduced in 2002 to continually document and assess the effectiveness of the internal controls was extended. For example, in 2002 and 2003, the Company created standard documentation of the key business processes of SAP AG and its largest subsidiaries. This will be extended to all of SAP's subsidiaries in 2004. This documentation focuses on the processes and their internal control systems. At the same time, SAP implemented Company-wide ongoing assessment of the effectiveness and efficiency of the internal control systems. It also intends to update the process documentation on an ongoing basis to incorporate, for example, improvements. Despite these measures, it is not always possible to prevent individual breaches – whether committed by accident or design – of legal or internal process requirements, or resultant material or image loss to SAP.
- The integration of new companies into group structures and the embedding of strategic alliances and joint ventures in corporate strategy pose considerable challenges, particularly to IT companies with complex solution offerings. Before concluding such agreements, SAP uses a largely standardized investment evaluation and approval process to examine the associated risks. SAP has an extensive range of measures at its disposal to ensure the integration of human capital, technologies, business processes, and products. The unusual dynamics of the IT market mean acquisitions and other forms of cooperation are always subject to residual risks in terms of future development and the potential for success.

Communication and information risks

- SAP has established a range of security standards with technical and organizational security standards. This helps stop external hackers and viruses from attacking SAP's IT systems and information stores. The measures also help ensure that internal, confidential communications are not improperly disclosed. However, there is no guarantee that the established protective mechanisms will work in every case. A successful attack on SAP's own IT systems, which would, for example, lead to prolonged downtime, could significantly reduce SAP's income. SAP's competitive position would also be considerably compromised if, for example, confidential information about the future direction of product development at SAP became public knowledge.

Financial risks

- SAP uses active foreign exchange management and derivative financial instruments to protect itself against currency risks to which it is exposed as a global player. SAP has defined the strategies for these measures in a streamlined, transparent inspection process that it validates regularly. This ensures continuous effectiveness and prevents the use of derivative financial instruments for speculative purposes. Despite these precautions, if the value of the euro fluctuates considerably against local currencies in SAP's key markets, the SAP Group's business and thus its results, which are recorded in euros, could be negatively affected. Exchange-rate fluctuations unavoidably impact SAP's financial numbers where the financial statements of subsidiaries are expressed in other currencies and require translation into euros for SAP's consolidated financial statements.

Product and project risks

- The shipment within planned development schedules of high quality software products and releases that are free of defects is a key requirement on SAP's product development organization. SAP has established extensive measures and processes to fulfill this requirement, which are subject to regular internal and external quality assurance measures and inspections. The risk of product delivery being late or containing defects cannot however be fully excluded in individual cases. This could lead to claims for damages, higher production costs, delayed market launches, and, consequently, reduced revenue.
- SAP is involved in a large number of complex IT projects. As part of its overall solution offering, SAP implements SAP standard products in close cooperation with its customers and partners and develops these standard products further. The solutions developed as part of these projects are either customer-specific or become part of SAP's standard product portfolio. Although SAP has unique experience and proven methods for carrying out IT projects, there is a possibility that individual projects may not come to a successful conclusion. This could result in claims for damages and loss of reputation.

Intellectual property risks

- SAP takes numerous measures to protect its intellectual property. These include written notification of copyright infringements, registration of patents, trademarks, and other marks, conclusion of licensing and confidentiality agreements, and technical precautions against infringement. However, there can be no guarantee that these measures will be completely effective. Moreover, in some countries in which SAP markets its software products, the law offers less protection for SAP's intellectual property than in the United States or Germany.

SAP operates many controls throughout the Group. They enable SAP's management to recognize and control the entire range of risks affecting the Company in good time, and to develop effective measures to minimize risk from the sources described above. This includes detailed, Group-wide reporting of the Company's key figures. Structured management and control systems ensure SAP can measure, monitor, and control these key financial figures. The Company's internal audit service is active at all of SAP's locations and the Supervisory Board is also intensively engaged in risk management.

Moreover, SAP has developed a risk management methodology tailored to its own needs. It is laid out in Group-wide risk management guidelines and a standard risk management model for all parts of SAP. The methodology covers, among other things, a specific system for classifying and evaluating risks. The model defines activity-dependent cycles for the risk reports of the individual business areas to management. The methodology is implemented in all business areas and is supported by organizational measures. These include, for example, a central risk management department as well as risk management functions for all operational areas of the SAP Group. SAP is also implementing a software application that it has developed itself for risk management across the Company. This ensures that the risk reports sent to the Company's management are always up-to-date.

The internal audit department regularly evaluates the effectiveness of SAP's risk management system. Risk management is thus subject to continuous development and improvement aligned to best practices.

The activities of SAP's central risk management department include the ongoing definition, adaptation, and realization of Company-wide insurance strategy. Its goal is to safeguard SAP against a range of insurable risks and liabilities.

As a listed company, SAP is subject – both in its German home market and in the United States – to some of the most stringent legislative requirements on risk management systems in the world. These include, for example, the Sarbanes-Oxley Act in the United States and the German Supervision and Transparency in the Area of Enterprise Act. SAP has taken wide-ranging measures to fulfill its responsibilities under the legislation. That is why the Company is confident that it can effectively combat the risks related to achieving its revenue and income targets for fiscal year 2004. This confidence is based on SAP's strong market position and its highly motivated and qualified employees.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31,

	Note	2003[1]	2003	2002	2001
(in thousands except for per share and exchange rate data)		US$	€	€	€
Software revenue		2,705,321	2,147,591	2,290,834	2,580,518
Maintenance revenue		3,235,926	2,568,807	2,422,786	2,121,250
Product revenue		**5,941,247**	**4,716,398**	**4,713,620**	**4,701,768**
Consulting revenue		2,460,772	1,953,459	2,204,191	2,082,855
Training revenue		377,067	299,331	413,904	466,224
Service revenue		**2,837,839**	**2,252,790**	**2,618,095**	**2,549,079**
Other revenue		**69,810**	**55,418**	**81,123**	**89,957**
Total revenue	(5)	8,848,896	7,024,606	7,412,838	7,340,804
Cost of product		**- 1,056,940**	**- 839,041**	**- 860,373**	**- 887,429**
Cost of service		**- 2,134,010**	**- 1,694,062**	**- 1,955,785**	**- 1,965,000**
Research and development		**- 1,254,587**	**- 995,941**	**- 909,390**	**- 898,251**
Sales and marketing	(6)	**- 1,777,441**	**- 1,411,004**	**- 1,627,235**	**- 1,797,546**
General and administration		**- 445,988**	**- 354,043**	**- 399,269**	**- 385,990**
Other operating expense, net	(7)	**- 8,183**	**- 6,496**	**- 35,108**	**- 94,214**
Total operating expenses	(8)	- 6,677,149	- 5,300,587	- 5,787,160	- 6,028,430
Operating income		**2,171,747**	**1,724,019**	**1,625,678**	**1,312,374**
Other non-operating income/expense, net	(9)	**45,738**	**36,309**	**37,319**	**- 10,643**
Financial income/expense, net	(10)	**20,517**	**16,287**	**- 555,299**	**- 232,974**
Income before income taxes, minority interest and extraordinary gain		**2,238,002**	**1,776,615**	**1,107,698**	**1,068,757**
Income taxes	(11)	**- 872,519**	**- 692,640**	**- 598,705**	**- 476,293**
Minority interest		**- 8,707**	**- 6,912**	**- 6,155**	**- 11,328**
Income before extraordinary gain		**1,356,776**	**1,077,063**	**502,838**	**581,136**
Extraordinary gain, net of tax	(12)	**0**	**0**	**5,776**	**0**
Net income		**1,356,776**	**1,077,063**	**508,614**	**581,136**
Earnings per share – basic	(13)	**4.37**	**3.47**	**1.62**	**1.85**
Earnings per share – diluted	(13)	**4.36**	**3.46**	**1.62**	**1.85**

[1] The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of €1 to US$1.2597, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
as of December 31,

Assets	Note	2003[2]	2003	2002
(in thousands except for exchange rate data)		US$	€	€
Intangible assets	(14)	530,757	421,336	440,765
Property, plant and equipment	(15)	1,284,462	1,019,657	1,034,217
Financial assets	(16)	211,614	167,988	157,366
Fixed assets		2,026,833	1,608,981	1,632,348
Inventories	(17)	13,069	10,375	10,729
Accounts receivable, net	(18)	2,230,570	1,770,715	1,967,107
Other assets	(19)	637,271	505,891	268,832
Accounts receivable and other assets		2,867,841	2,276,606	2,235,939
Marketable securities	(20)	1,703	1,352	1,349
Liquid assets	(21)	2,640,276	2,095,956	1,237,897
Non-fixed assets		5,522,889	4,384,289	3,485,914
Deferred taxes	(11)	333,132	264,453	402,290
Prepaid expenses and deferred charges	(22)	85,838	68,142	87,911
Total assets		7,968,692	6,325,865	5,608,463
thereof total current assets		5,379,548	4,270,499	3,511,992

Shareholders' Equity and Liabilities	Note	2003[2]	2003	2002
(in thousands except for exchange rate data)		US$	€	€
Subscribed capital[1]		397,327	315,414	314,963
Treasury stock		- 581,516	- 461,631	- 373,477
Additional paid-in capital		373,570	296,555	185,180
Retained earnings		4,737,840	3,761,086	2,871,106
Accumulated other comprehensive loss		- 254,433	- 201,979	- 125,681
Shareholders' equity	(23)	4,672,788	3,709,445	2,872,091
Minority interests		73,948	58,703	56,179
Pension liabilities and similar obligations	(25)	122,865	97,535	83,573
Other reserves and accrued liabilities	(26)	1,850,568	1,469,055	1,476,733
Reserves and accrued liabilities		1,973,433	1,566,590	1,560,306
Bonds		12,703	10,084	9,668
Other liabilities	(27)	851,739	676,144	748,762
Other liabilities		864,442	686,228	758,430
Deferred income	(28)	384,081	304,899	361,457
Total shareholders' equity and liabilities		7,968,692	6,325,865	5,608,463
thereof current liabilities		2,836,031	2,251,354	2,405,351

[1] Contingent capital €55,837 thousand (2002: €56,288 thousand)
[2] The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of €1.00 to US$1.2597 the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended

December 31, 2000
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized losses on cash flow hedges
Other comprehensive loss
Comprehensive income
Convertible bonds exercised
Dividends
Share repurchase
Effect of put option
Other
December 31, 2001
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized gains on cash flow hedges
Other comprehensive loss
Comprehensive income
Stock-based compensation
Dividends
Share repurchase
Convertible bonds and stock options exercised
Other
December 31, 2002
Net income
Other comprehensive income/loss, net of tax
Unrealized gains on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized gains on cash flow hedges
Unrealized gains on STAR hedge
Other comprehensive loss
Comprehensive income
Stock-based compensation
Dividends
Share repurchase
Convertible bonds and stock options exercised
Other
December 31, 2003

See Notes to Consolidated Financial Statements.

Number of shares issued and outstanding	Comprehensive income	Accumulated other comprehensive income/loss	Retained earnings	Additional paid-in capital	Treasury stock	Subscribed capital	Total
(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
314,715		190,575	1,976,588	35,203	0	314,715	2,517,081
	581,136		581,136				581,136
	- 24,241						
	41,098						
	- 3,142						
	- 25,529						
	- 11,814	- 11,814					- 11,814
	569,322						
111				1,781		111	1,892
			- 180,414				- 180,414
					- 94,212		- 94,212
			170,232	152,177			322,409
			- 123	- 26,442			- 26,565
314,826		178,761	2,547,419	162,719	- 94,212	314,826	3,109,513
	508,614		508,614				508,614
	- 3,946						
	- 289,750						
	- 11,458						
	712						
	- 304,442	- 304,442					- 304,442
	204,172						
				29,709			29,709
			- 182,319				- 182,319
					- 279,265		- 279,265
137				4,342		137	4,479
			- 2,608	- 11,590			- 14,198
314,963		- 125,681	2,871,106	185,180	- 373,477	314,963	2,872,091
	1,077,063		1,077,063				1,077,063
	19,118						
	- 148,424						
	16,283						
	12,729						
	23,996						
	- 76,298	- 76,298					- 76,298
	1,000,765						
				101,173			101,173
			- 186,346				- 186,346
					- 88,154		- 88,154
451				12,243		451	12,694
			- 737	- 2,041			- 2,778
315,414		- 201,979	3,761,086	296,555	- 461,631	315,414	3,709,445

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

(in thousands except exchange rate data)	Note	2003[1] US$	2003 €	2002 €	2001[2] €
Net income		1,356,776	1,077,063	508,614	581,136
Minority interest		8,707	6,912	6,155	11,328
Extraordinary gain		0	0	- 5,776	0
Income from operations		1,365,483	1,083,975	508,993	592,464
Adjustments to reconcile income from operations to net cash provided by operating activities:					
Depreciation and amortization		271,487	215,517	221,214	279,792
Losses from equity investments, net		295	234	394,589	165,499
In-process research and development from purchase of TopTier		0	0	0	5,596
Gains on disposal of property, plant and equipment and marketable equity securities, net		- 5,023	- 3,987	- 3,903	- 22,678
Write-downs of financial assets, net		19,426	15,421	126,407	71,332
Impacts of hedging		3,738	2,967	58,909	82,279
Change in accounts receivable and other assets		69,819	55,425	138,181	- 18,892
Changes in deferred stock compensation		127,448	101,173	23,949	- 11,641
Change in reserves and liabilities		- 46,016	- 36,529	64,057	15,377
Change in deferred taxes		134,984	107,156	103,761	- 144,642
Change in other non-fixed assets		25,348	20,122	60,278	- 37,590
Change in deferred income		- 71,246	- 56,558	- 15,949	11,950
Net cash provided by operating activities	(29)	1,895,743	1,504,916	1,680,486	988,846
Purchase of intangible assets and property, plant and equipment		- 346,842	- 275,337	- 308,747	- 377,844
Purchase of financial assets		- 36,919	- 29,308	- 43,491	- 76,716
Change in the scope of consolidation		- 3,193	- 2,535	1,612	- 4,591
Proceeds from disposal of fixed assets		44,436	35,275	45,003	65,572
Investment in Commerce One		0	0	- 1,920	- 304,037
Purchase of TopTier, net of cash acquired		0	0	0	- 378,993
Change in liquid assets (maturities greater than 90 days) and marketable securities		- 805,426	- 639,379	91,703	10,678
Net cash used in investing activities		- 1,147,944	- 911,284	- 215,840	- 1,065,931
Dividends paid		- 234,740	- 186,346	- 182,319	- 180,414
Purchase of treasury stock		- 111,049	- 88,154	- 279,265	- 94,212
Change in bonds, net		16,515	13,110	6,850	4,776
Other changes to additional paid-in capital		- 2,571	- 2,041	- 10,494	- 4,682
Proceeds from line of credit and long-term debt		976	775	1,571	338,663
Principal payments made on line of credit and long-term debt		- 4,992	- 3,963	- 428,896	- 2,052
Effect of 2000 STAR hedge, net		0	0	0	- 119,931
Effect of 2001 STAR hedge		0	0	0	- 68,440
Effect of 2002 STAR hedge		0	0	- 43,331	0
Effect of 2003 STAR hedge		- 48,876	- 38,800	0	0
Net cash used in financing activities		- 384,737	- 305,419	- 935,884	- 126,292
Effect of foreign exchange rates on cash		- 87,587	- 69,530	- 162,005	- 4,117
Net increase/decrease in cash and cash equivalents		275,475	218,683	366,757	- 207,494
Cash and cash equivalents at the beginning of the year		1,413,016	1,121,708	754,951	962,445
Cash and cash equivalents at the end of the year	(21)	1,688,491	1,340,391	1,121,708	754,951

1) The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of €1.00 to US$1.2597, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003.

2) See note 21.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

(1) General

The accompanying Consolidated Financial Statements of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," the "Group," or the "Company"), have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation.

SAP is exempt as outlined in the German Commercial Code (Handelsgesetzbuch – HGB), section 292a from preparing Consolidated Financial Statements in accordance with German GAAP since its Consolidated Financial Statements are prepared in accordance with U.S. GAAP. The required description of the significant differences between U.S. GAAP and German GAAP is set forth in Note 37.

Amounts included in the Consolidated Financial Statements are reported in euro ("€") unless otherwise stated. All financial data that is presented in U.S. dollars ("US$") has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003, which was €1.00 per $1.2597. Financial data that has been presented in U.S. dollars is unaudited and presented solely for the convenience of the reader.

SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. The Company derives a substantial portion of its revenue from software licenses and services sold to customers in Germany, the United States, and Japan (see Note 34). SAP's future revenue and results of operations may be significantly adversely affected by a prolonged economic slow-down in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the euro. SAP continually monitors its exposure to foreign currency exchange risk and has a Company-wide foreign currency exchange risk policy and may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Japanese yen, British pound, Swiss franc, Canadian dollar, Brazilian real, and Australian dollar could significantly impact the Company's reported results of operations.

(2) Scope of Consolidation

The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant intercompany transactions and balances relating to these majority-owned entities have been eliminated.

The following table summarizes the change in the number of companies included in the Consolidated Financial Statements:

Number of companies consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2002	**18**	**73**	**91**
Additions	5	5	10
Disposals	2	3	5
December 31, 2003	**21**	**75**	**96**

The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2003 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. Five additions relate to the acquisitions presented in Note 4. All other additions relate to newly founded companies. All disposals are due to mergers within the Group.

Five companies, in which SAP does not have a controlling financial interest but the ability to exercise significant influence over the operating and financial policies of the investees ("associated companies") are accounted for using the equity method. In 2003, SAP acquired two and sold two investments in associated companies. Neither the acquisitions nor the disposals had a significant impact on SAP's Consolidated Financial Statements.

All affiliated companies and associated companies are listed in Note 39 with ownership percentages, revenues, net income, equity, and numbers of employees.

Separate financial statements were not prepared for the following subsidiaries as allowed under the exemptions codified in HGB, section 264b:

- SAP Hosting AG & Co. KG, St. Leon-Rot
- SAP Retail Solutions GmbH & Co. KG, St. Ingbert
- SAP Deutschland AG & Co. KG, Walldorf
- DCW Software AG & Co. KG, Mannheim

(3) Summary of Significant Accounting Policies

Business Combinations

The Company accounts for its business combinations using the purchase method. As of the date of acquisition, the purchase price is allocated to the fair values of the net assets acquired. The fair value of any identifiable in-process research and development ("in-process R&D"), which represents research and development efforts that have not reached technological feasibility, and research and development having no alternative future uses, is expensed immediately. Any excess purchase price over the fair value of the net assets acquired is capitalized as goodwill.

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. In making estimates, the Company may use historical and forecast information. Changes in regional and industry economic conditions in which the Company and/or its customers participate may negatively impact the estimates made by management, in particular assessing the valuation and recoverability of receivables, investments and other assets. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Other comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity.

Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in income.

The exchange rates of key currencies affecting the Group are as follows:

Exchange Rates

		Closing rate as of December 31,		Annual average exchange rate		
		2003	2002	2003	2002	2001
		to €1.00	to €1.00	to €1.00	to €1.00	to €1.00
U.S. dollar	US$	1.2630	1.0494	1.1394	0.9499	0.8929
Japanese yen	JPY	135.05	124.49	130.98	118.83	108.85
British pound	GBP	0.7048	0.6509	0.6936	0.6305	0.6207
Canadian dollar	CAD	1.6234	1.6536	1.5835	1.4906	1.3871
Australian dollar	AUD	1.6802	1.8600	1.7307	1.7425	1.7297
Swiss franc	CHF	1.5579	1.4549	1.5226	1.4672	1.5070

Revenue Recognition

Substantially all of the Company's revenues are derived from the license of the Company's software products and the sale of related maintenance, consulting, and training services. The Company's standard license agreement provides a perpetual license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by SOP 98-9, "Software Revenue Recognition, With Respect to Certain Transactions". Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1. Persuasive evidence of an arrangement exists
2. Delivery has occurred
3. The fee is fixed or determinable, and
4. Collectibility is probable.

If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue until the earlier of customer acceptance or the lapse of acceptance rights.

The Company recognizes revenue from resellers upon sell-through to the end customer.

Maintenance revenues are recognized ratably over the term of the maintenance contract.

In situations when the services are deemed not to be essential to the functionality of the software, consulting and training revenues are accounted for separately from the license revenues. Consulting and training revenues are recognized as the respective services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated project costs to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of the Company's products and do not typically require significant production, modification, or customization of the software. Arrangements that require significant production, modification, or customization of the software and arrangements in which services are not available from third party vendors, are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

The assumptions, risks, and uncertainties inherent with the application of the percentage of completion method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.

The Company accounts for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.

Research and Development

Research and development costs are generally expensed as incurred. SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires the capitalization of research and development costs incurred upon achieving technological feasibility until such product is available-for-sale. Historically, such costs have not been material and consequently have not been capitalized.

The Company has entered into several joint development agreements with certain customers to leverage their industry expertise and to provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. The Company recognizes software revenue in conjunction with these arrangements based upon the percentage of completion method.

Advertising Costs

Advertising costs are expensed as incurred.

Sales of Newly Issued Subsidiary Shares

Gains and losses resulting from the issuance of stock by a Group subsidiary, which reduces SAP's percentage ownership ("dilution gains and losses") are recorded in the Group's Consolidated Statements of Income in the line item Other non-operating income/expense, net.

Earnings per Share

Basic earnings per share is calculated by dividing consolidated Net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all "in the money" securities and other contracts to issue common shares were exercised or converted.

Intangible Assets and Property, Plant and Equipment

Purchased intangible assets, other than goodwill, are recorded at cost and amortized on a straight-line basis over their estimated useful life, generally three to five years. All of SAP's intangible assets, other than goodwill and the aggregate minimum pension liability offset, have estimable useful lives and are therefore subject to amortization.

With the adoption of SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002, goodwill arising from business combinations consummated prior to July 1, 2001 is no longer amortized. Instead goodwill is subject to an assessment for impairment at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. In 2001, goodwill arising from business combinations consummated prior to July 1, 2001 was amortized through December 31, 2001, using the straight-line method over its estimated useful life, which did not exceed five years. Goodwill resulting from business combinations after June 30, 2001, was accounted for in accordance with SFAS 142.

Property, plant and equipment is valued at cost less accumulated depreciation, where appropriate, based on its expected useful life. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives.

	Useful lives of property, plant and equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years

Generally, property, plant and equipment are depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method.

SAP evaluates its long-lived assets (which consists of property, plant, equipment and intangible assets, excluding goodwill) in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires that these long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company recognized no significant impairment charges on long-lived assets.

Financial Assets

In accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), marketable debt and equity securities, other than investments accounted for by the equity method, are classified as trading, available for sale, or held to maturity, depending on management's intent with respect to holding such investments. The marketable securities classified within financial assets are considered to be available for sale and, therefore, are valued at fair value at the balance sheet date. Unrealized gains and losses on available for sale securities are excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders' equity until realized. Investments in privately held companies for which the Company does not have the ability to exercise significant influence are accounted for under the cost method of accounting. An impairment charge is recorded in earnings in the line item Financial income/expense, net, when a decline in realizable value of any available-for-sale or cost method security below cost is deemed to be other-than-temporary. Gains or losses realized on sales of securities are based on the average-cost method.

Investments in associated companies are accounted for under the equity method. Such investments are initially recorded at cost, are adjusted for the Company's share of the investees' net income or loss, and reduced for amortization of any step up in the value of acquired assets over the investees' book value. With the adoption of SFAS 142, goodwill related to associated companies is no longer subject to amortization. An impairment loss on SAP's total investment in an associated company is recognized when the carrying value exceeds the realizable value on an other-than-temporary basis.

The impairment of marketable debt and equity securities, cost method investments, and equity method investments, establishes a new cost basis for the security. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in realizable value below cost, changes in value subsequent to year-end, and forecasted performance of the investee.

Non-interest-bearing or below market rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third party loans, SAP performs an individual loan review. The same applies if SAP becomes aware of any change in the debtor's financial condition that indicates a delay or shortfall in payments may result. If it is probable that SAP will not be able to collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on SAP's best estimate of the amount that will be recoverable.

Dividend and interest income are recognized when earned.

Non-Fixed Assets

Inventories are shown at the lower of purchase/production cost or market value. Production costs consist of direct salaries, materials, and production overhead. No write-downs of inventory were necessary in any periods presented.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the existing accounts receivable. The Company determines the allowance for doubtful accounts after giving consideration to specific customer past due amounts based on due dates and regional economic risks. Account balances are charged off against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. Non-interest-bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

Other assets are shown at their historical cost, which, due to their short-term nature, approximates fair value.

Marketable securities within non-fixed assets are considered as trading. Accordingly, these securities are recorded at fair value in the Consolidated Financial Statements and unrealized holding gains and losses included in earnings. Recognized gains or losses are based on the average-cost method.

Liquid assets are comprised of cash and cash equivalents, time deposits with original maturities exceeding three months and less than one year, and restricted cash. Cash and cash equivalents for purposes of the Consolidated Statements of Cash Flows consist of cash at banks and highly liquid investments with original maturities of 90 days or less.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges are primarily composed of prepayments of software royalties, operating leases, and maintenance contracts which will be charged to expense in the future periods as such costs are incurred.

Pension Benefit Liabilities

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS 87, "Employers' Accounting for Pensions", The assumptions used to calculate pension liabilities and costs are shown in Note 25. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Group's Consolidated Financial Statements. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 % of the greater of the projected benefit obligation or the fair value of that plan's assets. In that case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

In addition, the Company records a liability for amounts payable under the provisions of its various defined contribution plans.

Stock-Based Compensation

The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the grant date.

SFAS 123 "Accounting for Stock-Based Compensation", ("SFAS 123") and SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123", ("SFAS 148") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net Income

	2003	2002	2001
	€(000)	€(000)	€(000)
As reported	**1,077,063**	**508,614**	**581,136**
Add: Expense for stock-based compensation, net of tax according to APB 25	85,700	5,600	40,357
Deduct: Expense for stock-based compensation, net of tax according to SFAS 123	205,109	138,203	131,272
Pro-forma	**957,654**	**376,011**	**490,221**

Earnings per Share

	2003	2002	2001
	€	€	€
Basic - as reported	3.47	1.62	1.85
Diluted - as reported	3.46	1.62	1.85
Basic - pro-forma	3.08	1.20	1.56
Diluted - pro-forma	3.08	1.20	1.56

Derivative Financial Instruments

The Company primarily uses forward exchange derivative financial instruments to reduce the foreign currency exchange risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 33, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

The Company accounts for derivatives and hedging activities in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133"), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of other comprehensive income. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, the Company excludes differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the consolidated balance sheet with changes in fair value included in earnings.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income/loss.

Other comprehensive income/loss includes foreign currency translation adjustments, changes in additional minimum pension liability, unrealized gains and losses from derivatives designated as cash flow hedges, unrealized gains on STAR hedge, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Changes in Shareholders' Equity.

Cash Flows

The Consolidated Statements of Cash Flows illustrate the effect of inflows and outflows during the period on the Group's cash and cash equivalents, and have been prepared in accordance with SFAS 95, "Statement of Cash Flows". The Consolidated Statements of Cash Flows distinguish between cash flows from operating activities, investing activities, and financing activities. The Consolidated Statements of Cash Flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in Note 21.

Recently Issued and Adopted Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The adoption of SFAS 143 on January 1, 2003 did not have a material impact on SAP's Consolidated Financial Statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), superseding Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under prior accounting guidance, a liability could be recognized when management has committed to an exit plan. The adoption did not have a material impact on SAP's Consolidated Financial Statements. Disclosures required by SFAS 146 are presented in Note 26.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34" ("FIN 45"). FIN 45 elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5, "Accounting for Contingencies". The initial recognition and initial measurement provisions were applied on a prospective basis to guarantees issued or modified after December 31, 2002, without significant impact to SAP's consolidated financial statements. The disclosures about guarantees required by FIN 45 are included in Notes 26 and 30.

In December 2002, the FASB issued SFAS 148, which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. As described above, SAP applies APB 25, which uses an intrinsic-value-based approach to measure compensation expense. Under SFAS 123, compensation expense of a stock option plan is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense under both APB 25 and SFAS 123 is recognized over the service period with an offsetting credit to equity (paid-in capital). If SAP adopts a fair value-based-method of measuring employee stock-based awards, additional compensation expense will be recognized in future statements of income dependent upon the number, price, and other significant terms of the stock options granted. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. Disclosures required by this standard are included in Notes 3 and 24.

In November 2002, the EITF reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. On July 31, 2003, the EITF reached a consensus on EITF 03-05, "Applicability of AICPA Statement of Position 97-2, 'Software Revenue Recognition', to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software", which clarifies the guidance in EITF 00-21. SAP adopted EITF 00-21 and EITF 03-5 prospectively to all transactions occurring after June 30, 2003. The adoption of EITF 00-21 and EITF 03-5 did not have a material impact on SAP's Consolidated Financial Statements.

In May 2003, the EITF reached a consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease". EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases", with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under the model of EITF 01-8 should be accounted for under current lease accounting literature. EITF 01-8 should be applied prospectively for lessees and lessors to arrangements newly agreed to, modified, or acquired in a business combination beginning with the first reporting period after May 28, 2003. SAP applied the provisions of EITF 01-8 beginning July 1, 2003, and it had no significant impact on its Consolidated Financial Statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. SFAS 150 could affect companies' ratios, performance measures and certain stock buy-back programs. SAP applied the provisions of SFAS 150 to all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 had no significant impact on SAP's Consolidated Financial Statements.

In October 2003, the FASB issued FASB Staff Position FIN 46-6 ("FSP FIN 46-6"), "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities". FSP FIN 46-6 deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003.

In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether its has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003 as well as FSP FIN 46-6. SAP was required to apply FIN 46R on December 31, 2003 for all entities previously considered to be "special purpose entities". SAP had no special purpose entities and therefore the adoption of this portion of FIN 46R had no impact on the Company's Consolidated Financial Statements. The Company will be required to apply FIN 46R to all entities not considered to be "special purpose entities" as of March 31, 2004. The Company is evaluating the impact of applying this portion of FIN 46R and has not yet completed its analysis. However, SAP does not currently believe it has any variable interests in any VIEs.

In November 2003, the EITF reached a partial consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". EITF 03-1 requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. SAP has included these additional disclosures in Note 16.

In December 2003, SFAS 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132 (revised)") was issued. SFAS 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company's disclosures in Note 25 incorporate the requirements of Statement 132 (revised).

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB 104"), which supersedes SAB 101, "Revenue Recognition in Financial Statements". SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". Additionally, SAB 104 rescinds the SEC's related "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" issued with SAB 101 that had been codified in SEC Topic 13, "Revenue Recognition". While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not have a material effect on SAP's Consolidated Financial Statements.

(4) Acquisitions

During the year ended December 31, 2003, SAP completed the following four acquisitions, which are immaterial individually:

- COPA GMBH, Wesel, Germany ("COPA"), specialized in providing IT architecture consulting services in Germany. SAP Systems Integration AG, Dresden, Germany ("SAP SI") acquired the remaining 49.9 % of the outstanding stock in January 2003. COPA was merged into SAP SI in January 2003.
- DCW Software AG & Co. KG, Mannheim, Germany ("DCW"), a German software provider specialized in Enterprise Resource Planning software for the midsize market. SAP AG acquired a controlling financial interest in November 2003. In January 2004 SAP AG exercised an option to acquire the remaining outstanding shares.
- SLI Consulting AG, based in Regensdorf, Switzerland ("SLI"), specialized in providing consulting services for medium-sized and large companies based in Switzerland. SAP SI acquired 100 % of the outstanding stock in September 2003. SLI was merged into SAP Systems Integration (Schweiz) AG, Frauenfeld, Switzerland in November 2003.
- SPM Technologies Deutschland GMBH, Berlin/Germany ("SPM"), specialized in providing IT architecture consulting services in Germany. SAP SI acquired 100 % of the outstanding stock in December 2003.

In addition SAP AG increased its ownership interest in SAP SI by approximately 2 % in March 2003. All acquisitions have been accounted for using the purchase method and are included in SAP's Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2003 was €63.2 million, of which €7.1 million was assigned to identifiable intangible assets and €49.9 million was recorded as goodwill, of which €10 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2003 was assigned to the product and consulting segments in the amounts of €13.5 million and €36.4 million, respectively. The aggregate purchase price related to the 2003 acquisitions can increase by approximately €7 million if certain results are achieved subsequently by the acquired companies.

The values assigned to identifiable intangible assets were as follows:

Identifiable intangible assets		Estimated useful life
	€ million	years
Maintenance contracts	4.8	5
Customer relationships	1.5	3
In-process research and development	0.5	expensed at the acquisition date
Non-compete agreements	0.3	1
Identifiable intangible assets acquired	7.1	

During the year ended December 31, 2002, SAP completed certain acquisitions, which are immaterial individually and in the aggregate. These acquisitions have been accounted for using the purchase method and are included in SAP's Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2002 was €36.8 million, of which €5.4 million was assigned to identifiable intangible assets and €20.5 million was recorded as goodwill.

In April 2001, SAP acquired 100 % of the outstanding shares of TopTier Software, Inc. ("TopTier"), for approximately US$379 million in cash excluding cash acquired. TopTier, renamed SAP Portals Inc., specialized in technologies and know-how for creating enterprise portals. The TopTier acquisition advanced SAP's strategy to strengthen the position in the enterprise portal market. Providing a high quality portal as part of SAP's software solution should permit SAP to offer a better product to customers. The TopTier acquisition also provided SAP with a strong engineering staff that was experienced in the portal market and goodwill that included a large installed base of enterprise customers. The acquisition was accounted for using the purchase method and accordingly the operating results have been included in the Groups' consolidated results of operations from the date of acquisition.

Based on their respective fair values, approximately €138 million of the purchase price was allocated to identifiable intangible assets including acquired technology, workforce, and trade names. In addition, approximately €6 million of the purchase price was allocated to acquired in-process R&D, which was expensed as of the acquisition date. Goodwill resulting from the purchase price allocation was approximately €278 million. Amounts paid to settle the portion of TopTier's outstanding vested stock options are included in the purchase price. SAP agreed to compensate former TopTier employees for the unvested portion of such outstanding options based upon the original vesting schedule provided such employees remain continuously employed by the Company. These amounts are included as deferred compensation within shareholders' equity and are recorded as compensation expense over the remaining vesting period.

From the second quarter of 2000 through August 2001, SAP made several investments in Commerce One, Inc. ("Commerce One") resulting in a cumulative ownership interest of approximately 22 % of Commerce One's outstanding voting shares and the ability to exercise significant influence. See Note 2 for a description of the retroactive application of the equity method of accounting relating to acquisitions of Commerce One shares. SAP allocated the purchase price for each step in the cumulative acquisition based on the ownership percentage of Commerce One's recorded net equity at such time. The cumulative purchase price allocation resulted in acquired intangibles totaling approximately €44 million including primarily software and technology, €11 million for in-process R&D, and €300 million of goodwill. As of December 31, 2002, the carrying value of SAP's investment in Commerce One was reduced to zero as of result of the recognition of SAP's equity in the losses of Commerce One since the initial investment date and the recognition of an other-than-temporary impairment charge of approximately €298 million in 2002.

B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(5) Revenue

Revenue information by segment and geographic region is disclosed in Note 34. Other revenue is derived mainly from marketing events.

(6) Sales and Marketing

Sales and marketing expense includes advertising costs, which amounted to €161,543 thousand, €151,300 thousand, and €188,546 thousand in 2003, 2002, and 2001 respectively.

(7) Other Operating Expense, Net

Other operating income/expense for the years ended December 31 are as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Restructuring costs - unused lease space	- 17,164	- 12,960	- 2,840
Restructuring costs - severance obligations	- 3,384	- 33,148	- 10,796
Expenses to obtain rental income	- 3,297	- 4,989	- 7,737
Amortization of goodwill	0	0	- 62,884
Bad debt expense	0	0	- 14,706
Other	- 835	- 1,536	- 6,667
Other operating expense	**- 24,680**	**- 52,633**	**- 105,630**
Rental income	9,870	9,228	9,774
Reductions of bad debt allowance	5,368	5,288	0
Receipt of insurance proceeds	2,002	2,246	1,137
Other	944	763	505
Other operating income	**18,184**	**17,525**	**11,416**
	- 6,496	**- 35,108**	**- 94,214**

Charges to the allowance for doubtful accounts for bad debt expense is based on a systematic, ongoing review and evaluation that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of product or cost of service sold.

See Note 26 for more detailed information about costs incurred in connection with exit activities.

(8) Functional Costs and Other Expenses

The information provided below is classified based upon the type of expense. The Consolidated Statements of Income include these amounts in various categories based upon the applicable line of business.

Cost of Services and Materials

Cost of services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Raw materials and supplies, purchased goods	26,052	23,515	22,033
Purchased services	643,815	824,752	806,550
	669,867	**848,267**	**828,583**

Personnel Expenses/Number of Employees

Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Salaries	2,479,416	2,519,054	2,497,261
Social costs	346,579	345,798	313,813
Pension expense	110,595	100,397	97,030
	2,936,590	**2,965,249**	**2,908,104**

Included in personnel expenses for the years ended December 31, 2003, 2002, and 2001, are expenses associated with the stock-based compensation as described in Note 24.

The average number of employees in full time equivalents was as follows:

	2003	2002	2001
Employees in full-time equivalents	29,098	29,054	27,072

Certain employees that are currently employed by SAP but that are not currently operational or that work part-time while finishing a university degree are excluded from the above figures.

(9) Other Non-Operating Income/Expense, Net

Other non-operating income/expense for the years ended December 31 are as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Foreign currency losses	- 255,749	- 201,097	- 145,318
Losses on disposal of fixed assets	- 3,474	- 3,850	- 4,419
Other	- 6,585	- 7,552	- 10,041
Other non-operating expenses	**- 265,808**	**- 212,499**	**- 159,778**
Foreign currency gains	284,288	236,401	139,589
Gains on disposal of fixed assets	5,237	4,696	3,465
Other	12,592	8,721	6,081
Other non-operating income	**302,117**	**249,818**	**149,135**
	36,309	**37,319**	**- 10,643**

(10) Financial Income/Expense, Net

Financial income/expense, net for the years ended December 31 is as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Interest and similar income	47,436	38,311	55,910
Interest and similar expenses	- 3,999	- 13,524	- 22,244
Interest income, net	**43,437**	**24,787**	**33,666**
Gain/loss from investments, net	**22**	**- 394,039**	**- 165,499**
- thereof from associated companies	- 234	- 394,589	- 165,499
Income from marketable securities and loans of financial assets	2,636	2,647	1,771
Write-down of financial assets	- 22,663	- 133,098	- 75,586
Gains on sales of marketable equity securities	2,224	3,057	23,632
Unrealized losses on STAR hedge	- 15,213	- 58,909	- 50,901
Other net	5,844	256	- 57
Other financial income/loss, net	**- 27,172**	**- 186,047**	**- 101,141**
	16,287	**- 555,299**	**- 232,974**

Interest income is derived primarily from cash and cash equivalents, long-term investments, and other assets.

The loss from associated companies in 2002 includes €389,630 thousand related to the Company's investment in Commerce One, of which €297,632 thousand is due to an other-than-temporary impairment charge.

See Notes 16 and 24 regarding write-downs of financial assets and unrealized losses on STAR hedge respectively.

(11) Income Taxes

Income tax for the years ended December 31 is comprised of the following components:

	2003	2002	2001
	€(000)	€(000)	€(000)
Current taxes - Germany	382,786	302,533	461,890
Current taxes - Foreign	217,232	221,452	170,878
	600,018	**523,985**	**632,768**
Deferred taxes - Germany	90,925	56,155	- 124,552
Deferred taxes - Foreign	1,697	18,565	- 31,923
	92,622	**74,720**	**- 156,475**
Income tax expense	**692,640**	**598,705**	**476,293**

In December 2003, the German government enacted new tax legislation ("Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz") effective January 1, 2004. A significant change is the limitation of the exemption from tax for domestic dividends and certain gains from the sale of shares in affiliated and unaffiliated companies. Beginning January 2004, only 95% of such dividends received and gains realized will be tax-free while 5% will be treated as non deductible expenses. The effect of this and other changes in tax laws on the Consolidated Statements of Income in 2003 was not material.

The effects of the German tax law changes that were enacted prior to 2003 are as follows: New tax legislation enacted in September 2002 and effective January 1, 2003 increased the statutory corporate income tax rate from 25% to 26.5% for 2003 only. This change in tax law affected the amount of deferred tax assets and liabilities of German entities within the Group as of December 31, 2002 for temporary differences that were expected to be recovered or settled in 2003. The impact of this tax law change increased the deferred income tax expense in 2002 by €1,558 thousand.

Income before income tax, minority interest and extraordinary gain (see Note 12) consists of the following:

	2003	2002	2001
	€(000)	€(000)	€(000)
Germany	1,179,891	450,864	802,375
Foreign	596,724	656,834	266,382
	1,776,615	**1,107,698**	**1,068,757**

The effective income tax rate for the years ended December 31, 2003, 2002 and 2001 was 39.0%, 53.8% and 44.6% respectively. The following table reconciles the expected income tax expense computed by applying the Company's combined German corporate tax rate of 37.71% in 2003 (2002: 36.39%; 2001: 36.51%) to the actual income tax expense. The Company's 2003 combined German corporate tax rate includes a corporate income tax rate after the benefit of deductible trade tax, of 22.91 % (2002: 21.60 %; 2001: 21.56 %) plus a solidarity surcharge of 5.5 % thereon and trade taxes of 13.54 % (2002: 13.60 %; 2001: 13.77 %).

	2003	2002	2001
	€(000)	€(000)	€(000)
Income before income taxes	**1,776,615**	**1,107,698**	**1,068,757**
Expected income taxes 37.71 % in 2003 (36.39 % in 2002, 36.51 % in 2001)	669,961	403,091	390,203
Foreign tax rate differential	- 14,735	- 4,316	30,993
Tax on non-deductible expenses	28,564	11,450	5,705
Tax effect on losses	- 1,507	- 130	3,611
Tax effect on equity investments and securities	7,110	177,639	54,766
Other	3,247	10,971	- 8,985
Income taxes	**692,640**	**598,705**	**476,293**

Deferred income tax assets and liabilities as of December 31, 2003 and 2002 are summarized (referring to the underlying item) as follows:

	2003	2002
	€(000)	€(000)
Deferred tax assets		
Property, plant & equipment and intangibles	87,127	172,051
Financial assets	14,125	22,249
Accounts receivable	7,761	22,177
Net operating loss carryforwards	17,914	25,874
Pension liabilities	12,337	28,028
Stock-based compensation	12,099	0
Other liabilities	78,537	86,004
Deferred income	35,942	48,156
Other	115	762
	265,957	**405,301**
Less: Valuation allowance	- 1,504	- 3,011
Deferred tax assets	**264,453**	**402,290**
Deferred tax liabilities		
Property, plant & equipment and intangibles	3,215	35,417
Financial assets	21,396	5,774
Accounts receivable	86,490	35,918
Pension liabilities	0	5,537
Other liabilities	320	25,168
Deferred income	9	3,134
Other	550	147
Deferred tax liabilities	**111,980**	**111,095**
Net deferred tax assets/liabilities	**152,473**	**291,195**

With regard to their duration, deferred tax assets and liabilities as of December 31, are classified as follows:

	2003	2002
	€(000)	€(000)
Deferred tax assets		
Short-term	84.873	146.520
Long-term	179.580	255.770
	264.453	**402.290**
Deferred tax liabilities		
Short-term	94.868	63.678
Long-term	17.112	47.417
	111.980	**111.095**

On December 31, 2003, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €90,854 thousand (2002: €140,452 thousand), which may be used to offset future taxable income. Of this amount €32,586 thousand relates to state net operating loss carryforwards in the United States that will expire if not used over the next 20 years. Further €25,467 thousand relates to other net operating loss carryforwards that will expire if not used within three to seven years. The remaining €32,801 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.

Deferred tax assets as of December 31, 2003 and 2002 relating to net operating loss carryforwards have been reduced by a valuation allowance of €1,504 thousand and €3,011 thousand, respectively, to a net amount that management believes is more likely than not to be realized.

The decrease of this valuation allowance in 2003 from €3,011 thousand to €1,504 thousand is mainly caused by the utilization of losses.

The Company recorded tax liabilities of €872 thousand (2002: €3,816 thousand) for taxes on future dividend distributions from foreign subsidiaries, which is based on €48,000 thousand (2002: €205,298 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized an income tax liability on €1,716,116 thousand (2002: €1,646,258 thousand) of undistributed earnings of its foreign subsidiaries that arose in 2003 and prior years because the Company plans to permanently reinvest the undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

Total income taxes for the years ended December 31, 2003, 2002 and 2001 including those not affecting the Consolidated Statements of Income (charged or credited to Other comprehensive income) were allocated as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Income tax expense from continuous operations	692,640	598,705	476,293
Tax on Other comprehensive income/loss	31,750	- 5,486	- 32,965
	724,390	**593,219**	**443,328**

See Note 23 for the income tax impact of the components of accumulated Other comprehensive income.

(12) Extraordinary Gain

In 2002, the Company recorded an extraordinary gain for negative goodwill that resulted from the acquisition of the outstanding shares of an associated company, which was subsequently merged into SAP AG. The excess of the fair value of the net assets acquired over the purchase price (that is, negative goodwill) primarily related to the recognition of deferred tax assets for acquired net operating loss carryforwards that SAP was able to utilize and realize immediately.

(13) Earnings per Share

Convertible bonds and stock options granted to employees under SAP's stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The conversion feature of the convertible bonds has been "out of the money" for all periods presented. As such, because their effect would have been anti-dilutive, all outstanding convertible bonds have been excluded from the computation of earnings per share for all periods presented. The number of outstanding stock options and convertible bonds is presented in Note 24.

(in thousands except per share data)	2003	2002	2001
Net income before extraordinary gain	€1,077,063	€502,838	€581,136
Extraordinary gain, net of tax	€0	€5,776	€0
Net income	**€1,077,063**	**€508,614**	**€581,136**
Weighted average shares - basic	310,781	313,016	314,309
Stock options	628	964	103
Weighted average shares - diluted	**311,409**	**313,980**	**314,412**
Earnings per share - basic			
Net income before extraordinary gain	€3.47	€1.60	€1.85
Extraordinary gain, net of tax	€0.00	€0.02	€0.00
Net income	**€3.47**	**€1.62**	**€1.85**
Earnings per share - diluted			
Net income before extraordinary gain	€3.46	€1.60	€1.85
Extraordinary gain, net of tax	€0.00	€0.02	€0.00
Net income	**€3.46**	**€1.62**	**€1.85**

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS

(14) Intangible Assets

	Licenses, trademarks similar rights and other intangibles	Goodwill	Total
	€(000)	€(000)	€(000)
Purchase cost			
1/1/2003	**231,611**	**437,261**	**668,872**
Exchange rate differences	- 20,052	- 42,289	- 62,341
Changes in the scope of consolidation	1,715	0	1,715
Additions	21,739	49,908	71,647
Retirements/disposals	- 2,430	0	- 2,430
Reclassifications	62	0	62
12/31/2003	**232,645**	**444,880**	**677,525**
Accumulated amortization			
1/1/2003	**121,961**	**106,146**	**228,107**
Exchange rate differences	- 9,886	- 6,387	- 16,273
Changes in the scope of consolidation	1,266	0	1,266
Additions	45,505	0	45,505
Retirements/disposals	- 2,416	0	- 2,416
12/31/2003	**156,430**	**99,759**	**256,189**
Book value 12/31/2003	**76,215**	**345,121**	**421,336**
Book value 12/31/2002	**109,650**	**331,115**	**440,765**

All of SAP's intangible assets, other than goodwill and the aggregate minimum pension liability offset (€416 thousand) included in other intangibles, are subject to amortization. Intangibles consist of two major asset classes:

(in thousands € except amortization period)	Software and database licenses	Acquired technology	Other	Licenses, trademarks, similar rights and other intangibles
2003				
Purchase cost	125,056	96,422	11,167	**232,645**
Accumulated amortization	98,360	53,651	4,419	**156,430**
thereof additions in 2003				
Purchase cost	14,266	0	7,473	**21,739**
Weighted average amortization period in years	3	-	4.1	-
2002				
Purchase cost	113,446	113,809	4,356	**231,611**
Accumulated amortization	81,139	38,781	2,041	**121,961**

Software and database licenses consists primarily of technology for internal use whereas acquired technology consists primarily of technology to be incorporated into the Group's products. Other consists primarily of trademark licenses and customer lists acquired. For further information refer to Note 4.

The estimated aggregate amortization expense for intangible assets for each of the five succeeding years ending December 31 is as follows:

	€(000)
2004	34,701
2005	26,829
2006	12,239
2007	1,863
2008	167

The carrying amount of goodwill by reportable segment as of December 31, 2003 and 2002 is as follows (for further information see Note 34):

	2003	Thereof additions in 2003	2002	Thereof additions in 2002
			€(000)	€(000)
Product	215,062	13,467	228,120	4,549
Consulting	119,921	36,441	95,779	15,761
Training	10,138	0	7,216	181
	345,121	49,908	331,115	20,491

With the adoption of SFAS 142 in 2002 goodwill is no longer amortized. Net income and earnings per share for 2001, adjusted to exclude amortization expense, net of tax, is as follows:

Net Income

	2001
	€(000)
Reported net income	**581,136**
Add back: Goodwill amortization	62,884
Add back: Goodwill amortization – equity investments	1,069
Add back: Workforce amortization	2,025
Adjusted net income	**647,114**

Earnings per Share

	2001
	€
Basic earnings per share	**1.85**
Add back: Goodwill amortization	0.20
Add back: Goodwill amortization – equity investments	0.00
Add back: Workforce amortization	0.01
Adjusted basic earnings per share	**2.06**
Diluted earnings per share	**1.85**
Add back: Goodwill amortization	0.20
Add back: Goodwill amortization – equity investments	0.00
Add back: Workforce amortization	0.01
Adjusted diluted earnings per share	**2.06**

(15) Property, Plant and Equipment

	Land, leasehold improvements and buildings, including buildings on third-party land	Other property, plant and equipment	Payments and construction in progress	Total
	€(000)	€(000)	€(000)	€(000)
Purchase cost				
1/1/2003	**845,890**	**817,971**	**122,079**	**1,785,940**
Exchange rate differences	- 42,628	- 27,709	- 1,318	- 71,655
Changes in the scope of consolidation	583	7,541	0	8,124
Additions	44,263	146,312	13,115	203,690
Retirements/disposals	- 10,653	- 86,892	0	- 97,545
Reclassifications	91,390	29,764	- 121,216	- 62
12/31/2003	**928,845**	**886,987**	**12,660**	**1,828,492**
Accumulated depreciation				
1/1/2003	**200,170**	**551,553**	**0**	**751,723**
Exchange rate differences	- 10,259	- 20,468	0	- 30,727
Changes in the scope of consolidation	335	5,703	0	6,038
Additions	43,401	126,611	0	170,012
Retirements/disposals	- 8,767	- 79,444	0	- 88,211
Reclassifications	124	- 124	0	0
12/31/2003	**225,004**	**583,831**	**0**	**808,835**
Book value 12/31/2003	**703,841**	**303,156**	**12,660**	**1,019,657**
Book value 12/31/2002	**645,720**	**266,418**	**122,079**	**1,034,217**

The additions in other property, plant and equipment relate primarily to the purchase of computer hardware acquired in the normal course of business. Reclassifications of payments and construction in progress in 2003 relates to the completion of certain facilities constructed in Germany.

(16) Financial Assets

	Investments in associated companies	Equity securities	Debt securities	Other loans	Total
	€(000)	€(000)	€(000)	€(000)	€(000)
Historical cost					
1/1/2003	**339,746**	**233,465**	**52,197**	**76,981**	**702,389**
Exchange rate differences	0	- 9,472	- 74	- 226	- 9,772
Additions	2,153	9,190	38	18,023	29,404
Retirements	- 2,128	- 37,613	- 146	- 18,092	- 57,979
12/31/2003	**339,771**	**195,570**	**52,015**	**76,686**	**664,042**
Changes in fair value of marketable securities					
1/1/2003	**0**	**- 5,122**	**2,162**	**0**	**- 2,960**
Exchange rate differences	0	255	0	0	255
Changes in unrealized gains/losses	0	20,169	- 485	0	19,684
12/31/2003	**0**	**15,302**	**1,677**	**0**	**16,979**
Accumulated write-off					
1/1/2003	**339,495**	**183,751**	**6**	**18,811**	**542,063**
Exchange rate differences	0	- 8,838	- 3	- 35	- 8,876
Additions	0	15,137	10	7,516	22,663
Retirements	- 1,523	- 30,474	0	- 3,578	- 35,575
Write-ups	0	0	0	- 7,242	- 7,242
12/31/2003	**337,972**	**159,576**	**13**	**15,472**	**513,033**
Book value 12/31/2003	**1,799**	**51,296**	**53,679**	**61,214**	**167,988**
Book value 12/31/2002	**251**	**44,592**	**54,353**	**58,170**	**157,366**

Historical cost represent the amount originally paid for the assets acquired. Under U.S. GAAP, the write-off of financial assets establishes a new cost basis.

Investments in Associated Companies

As described in Note 10, SAP recorded a loss of €389,630 thousand in 2002 due to an other-than-temporary impairment charge and equity method losses attributable to the investment in Commerce One. The market value and the carrying value of the Company's investment in Commerce One as of December 31, 2003 were €5.9 million (based on the quoted share price of US$1.27) and €0, respectively, and as of December 31, 2002 were €15.4 million (based on the quoted share price of US$2.77) and €0, respectively. Because Commerce One had no effect on the Company's Consolidated Statements of Income in 2003, summarized consolidated financial information has not been provided for Commerce One for the year ended December 31, 2003. The following table presents summarized consolidated financial information for Commerce One for the years ended December 31, 2002 and 2001, respectively.

	2002	2001
	US$(000)	US$(000)
Net revenues	105,529	408,569
Loss from operations	- 594,216	- 2,582,669
Net loss	- 589,836	- 2,584,099
Current assets	125,189	343,792
Non-current assets	34,233	485,149
Total assets	**159,422**	**828,941**
Current liabilities	64,781	149,121
Non-current liabilities	47,151	56,005
Shareholders' equity	47,490	623,815
Total liabilities and equity	**159,422**	**828,941**

Equity and Debt Securities

Amounts pertaining to equity and debt securities as of December 31 are as follows:

	Historical cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	€(000)	€(000)	€(000)	€(000)
2003				
Marketable equity securities - available-for-sale	30,105	15,374	21,022	24,457
Other equity securities	165,465	0	138,626	26,839
Equity securities	**195,570**	**15,374**	**159,648**	**51,296**
Marketable debt securities - available-for-sale	**52,015**	**1,677**	**13**	**53,679**
	247,585	**17,051**	**159,661**	**104,975**
2002				
Marketable equity securities - available-for-sale	46,927	1,788	37,465	11,250
Other equity securities	186,538	0	153,196	33,342
Equity securities	**233,465**	**1,788**	**190,661**	**44,592**
Marketable debt securities - available-for-sale	**52,197**	**2,162**	**6**	**54,353**
	285,662	**3,950**	**190,667**	**98,945**

The gross unrealized losses of Other equity securities and €20,950 thousand (2002: €30,555 thousand) included in the gross unrealized losses of marketable securities are recorded in income related to other than temporary impairments.

As of December 31, 2003, there are no marketable securities with realizable values below carrying value for a period in excess of 12 months. As of December 31, 2003, the realizable value of one marketable security is €72 thousand below carrying value for less than 12 months. The Company has determined that the decline in realizable value of this security below the respective carrying amount is not other-than-temporary and, as a consequence, no impairment charge was recognized in 2003.

Other equity securities include interests in privately held companies, primarily venture capital investments. As a market value for those securities is generally not readily obtainable, the cost method of accounting is applied. Impairments in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense.

Marketable debt securities consist primarily of corporate debt securities with a market value of €52,781 thousand (2002: €53,266 thousand), which mature in 2004.

Other Loans

Other loans include interest-bearing and non-interest or below-market-interest loans to employees and third parties as follows:

	2003	2002
	€(000)	€(000)
Loans to employees	37,777	32,566
Loans to third parties	23,437	25,582
Loans to associated companies	0	22
	61,214	**58,170**

Loans granted to employees primarily consist of interest-free or below-market rate building loans. SAP discounts interest free or below market rate employee loans based on prevailing market rates. There have been no loans to employees or executives to assist them in exercising stock options.

(17) Inventories

Inventories consist of costs for office supplies and documentation and services for which revenues have been deferred.

(18) Accounts Receivable, Net

Accounts receivable included costs and estimated earnings in excess of billings on uncompleted contracts of €105,525 thousand and €182,686 thousand as of December 31, 2003 and 2002, respectively.

Amounts presented in Consolidated Balance Sheets are net of allowance for bad debts of €71,011 thousand and €92,511 thousand as of December 31, 2003 and 2002 respectively. Net Accounts receivable based on due dates as of December 31 are as follows:

	2003	2002
	€(000)	€(000)
Due within 1 year	1,761,195	1,952,758
Due between 1 and 5 years	9,520	14,349
	1,770,715	**1,967,107**

Concentrations of credit risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of total Revenues or net Accounts receivable in 2003, 2002, or 2001.

(19) Other Assets

	2003	2002
	€(000)	€(000)
Fair value of derivatives	256,758	40,561
Investments in insurance policies held for employee-financed pension plans, semiretirement and time accounts	94,407	60,664
Income tax receivables	32,060	64,197
Prepaid pensions	27,221	3,526
Rent deposits	23,130	25,687
Others	72,315	74,197
Total other assets	**505,891**	**268,832**
– thereof with a remaining term greater than 1 year	166,634	108,327

Included in Others are interest receivable and short-term loans. Detailed information about SAP's derivative financial instruments are presented in Note 33. The increase in prepaid pension assets is mainly related to additional cash contributions to benefit pension plans in the United States. The increase in investments in insurance policies mainly reflects the increase in pension liabilities for employee-financed pension plans as presented in Note 25. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in Other reserves and accrued liabilities (see Note 26).

(20) Marketable Securities

Amounts pertaining to marketable securities within non-fixed assets as of December 31 are as follows:

	2003	2002
	€(000)	€(000)
Amortized cost	1,481	1,478
Unrealized gains	0	0
Unrealized losses	129	129
Carrying value	**1,352**	**1,349**

(21) Liquid Assets

Liquid assets as of December 31 consist of the following:

	2003	2002
	€(000)	€(000)
Cash at banks	326,305	279,920
Time deposits with original maturities of 3 months or less	1,014,086	841,788
Cash and cash equivalents	**1,340,391**	**1,121,708**
Time deposits with original maturities exceeding 3 months and less than 1 year	680,891	26,281
Time deposits with original maturities exceeding 1 year	369	478
Restricted cash with original maturity exceeding 1 year	74,305	89,430
	2,095,956	**1,237,897**

Restricted cash is used to collateralize the Company's obligation under an operating lease arrangement with a financial institution in conjunction with capital expenditures made for SAP Properties, Inc. ("SAP Properties"). Amounts collateralized increase as the Company incurs additional obligations under the lease arrangement. Interest earned on restricted funds is substantially equal to amounts accrued as rent expense under the terms of the lease. See Note 31.

The Company eliminated restricted cash from cash and cash equivalents in the Consolidated Statements of Cash Flows for the year ended December 31, 2001. The Company previously recorded this amount as cash and cash equivalents and the effect of this adjustment is as follows for the year ended December 31, 2001.

	2001
	€(000)
Changes in liquid assets - as previously reported	36,581
Adjustment	- 25,903
Changes in liquid assets - as adjusted	**10,678**
Net cash used in investing activities - as previously reported	- 1,040,028
Adjustment	- 25,903
Net cash used in investing activities - as adjusted	**- 1,065,931**
Net in cash and cash equivalents - as previously reported	- 181,591
Adjustment	- 25,903
Net decrease in cash and cash equivalents - as adjusted	**- 207,494**
Cash and cash equivalents at the beginning of the year - as previously reported	1,042,909
Adjustment	- 80,464
Cash and cash equivalents at the beginning of the year - as adjusted	**962,445**
Cash and cash equivalents at the end of the year - as previously reported	861,318
Adjustment	- 106,367
Cash and cash equivalents at the end of the year - as adjusted	**754,951**

(22) Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts.

(23) Shareholders' Equity

Subscribed Capital

As of December 31, 2003, SAP AG had 315,413,553 no-par common shares issued (including treasury stock) with a calculated nominal value of €1 per share.

The number of common shares increased by 450,947 (corresponding to €450,947) as a result of the exercise of awards granted under certain stock-based compensation plans.

Shareholdings in SAP AG as of December 31, 2003 are as follows:

	Number of shares	Subscribed capital	Subscribed capital
	2003	2003	2002
	(000)	%	%
Hasso Plattner GmbH & Co. Beteiligungs-KG	31,240	9.9	9.9
Dietmar Hopp Stiftung GmbH	28,017	8.9	8.9
Klaus Tschira Stiftung gGmbH	21,155	6.7	6.7
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG	15,833	5.0	5.0
Immediate family of Dietmar Hopp	8,721	2.8	3.1
Hasso Plattner Förderstiftung gemeinnützige GmbH	6,000	1.9	1.9
Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG	4,811	1.5	1.6
Immediate family of Dr. h.c. Klaus Tschira	4,134	1.3	1.3
Treasury Stock	4,565	1.5	1.1
Free float	190,938	60.5	60.5
	315,414	**100.0**	**100.0**

Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG is wholly owned by Dietmar Hopp.

Authorized Capital

The Articles of Association authorize the Executive Board of SAP AG (the "Executive Board") to increase the Subscribed capital

- up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 1, 2006 ("Authorized Capital I"). The issuance is subject to the statutory subscription rights of existing shareholders.
- up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 1, 2006 ("Authorized Capital II"). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights.
- up to an aggregate amount of €15 million against contribution in cash by issuing new common shares until May 1, 2007 ("Authorized Capital III"). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan ("LTI 2000 Plan") or SAP Stock Option Plan 2002 ("SAP SOP 2002"), respectively. The shareholders' statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from Contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.

No authorization to increase capital stock was exercised in fiscal year 2003.

Contingent Capital

SAP AG's capital stock is subject to a contingent increase of common shares. The contingent increase shall be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain stock-based compensation plans (see Note 24) exercise their conversion or subscription rights. The following table provides a summary of the changes in Contingent capital for 2002 and 2003:

	Contingent capital
	€(000)
12/31/2001	**43,276**
Exercise	- 137
New authorized	19,015
Reduction	- 5,866
12/31/2002	**56,288**
Exercise	- 451
New authorized	-
Reduction	-
12/31/2003	**55,837**

The increase in Contingent capital in 2002 was authorized by the Annual General Meeting of Shareholders held on May 3, 2002 to satisfy the rights for stock options from the SAP SOP 2002. At the same time the reduction of Contingent capital, which was authorized to satisfy the exercise of conversions or subscription rights under the SAP AG 2000 Long Term Incentive Plan ("LTI 2000 Plan"), was resolved.

Treasury Stock

By resolution of the Annual General Shareholders' Meeting held on May 9, 2003, the Executive Board was authorized to acquire, on or before October 31, 2004, up to 30 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of the Company's capital stock. Although treasury stock is legally considered outstanding, SAP has no dividend or voting rights associated with treasury stock. SAP may redeem or resell shares held in treasury or may use treasury stock for the purpose of servicing subscription rights and conversion rights under the Company's stock-based compensation plans. Also, SAP may use the shares as consideration in connection with the acquisition of enterprises.

As of December 31, 2003, SAP had acquired 4,565 thousand of its own shares, representing €4,565 thousand or 1.4% of capital stock. In 2003, 1,049 thousand shares in aggregate were acquired under the buyback program at an average price of approximately €84.06 per share, representing €1,049 thousand or 0.3% of capital stock. In connection with stock-based compensation plans, SAP acquired in 2003 an additional 331 thousand of its own shares, representing 0.1% of the total shares outstanding as of December 31, 2003 at an average market price of €101.50 per share. Such shares were transferred to employees during the year at an average price of €70.71 per share. See Note 24 for further information. In 2003 certain of SAP AG's foreign subsidiaries purchased an additional 373 thousand American Depository Receipts ("ADRs") (each ADR represents one-fourth of a common share), at an average price of $26.15 per ADR. Such ADRs were distributed to employees during the year at an average price of $22.08 per ADR by an administrator. The Company held no ADRs as of December 31, 2003.

As of December 31, 2002, SAP had acquired 3,516 thousand of its own shares, representing €3,516 thousand or 1.1% of capital stock. In 2002, 3,016 thousand shares in aggregate were acquired under the buyback program at an average price of approximately €92.59 per share, representing €3,016 thousand or 1.0% of capital stock. In connection with stock-based compensation plans, SAP acquired in 2002 an additional 288 thousand of its own shares, representing 0.1% of the total shares outstanding as of December 31, 2002 at an average market price of €105.43 per share. Such shares were transferred to employees during the year at an average price of €79.20 per share. See Note 24 for further information. In 2002 certain of SAP AG's foreign subsidiaries purchased an additional 568 thousand ADRs (each ADR represents one-fourth of a common share), at an average price of $24.54 per ADR. Such ADRs were distributed to employees during the year at an average price of $21.62 per ADR by an administrator. The Company held no ADRs as of December 31, 2002.

Accumulated Other Comprehensive Income/Loss

Accumulated other comprehensive income/loss consists of the following as of December 31:

	Unrealized gains/losses on securities	Currency translation adjustment	Additional minimum pension liability	Cash flow hedges	STAR hedge	Total
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
12/31/2003						
Before tax	16,979	- 251,673	- 5,847	21,015	36,790	- 182,736
Tax impact	- 1,000	0	2,125	- 7,574	- 12,794	- 19,243
Net amount	15,979	- 251,673	- 3,722	13,441	23,996	- 201,979
12/31/2002						
Before tax	- 2,960	- 103,249	- 33,096	1,117	0	- 138,188
Tax impact	- 179	0	13,091	- 405	0	12,507
Net amount	**- 3,139**	**- 103,249**	**- 20,005**	**712**	**0**	**- 125,681**
12/31/2001						
Before tax	- 759	186,501	- 14,002	0	0	171,740
Tax impact	1,566	0	5,455	0	0	7,021
Net amount	**807**	**186,501**	**- 8,547**	**0**	**0**	**178,761**

The unrealized net gains on securities in 2003 include gains and losses from marketable equity securities in the amount of €15,374 thousand and €72 thousand respectively as well as gains from marketable debt securities in the amount of €1,677 thousand.

In connection with sales of marketable equity securities, the Company reclassified €28 thousand of previously unrealized gains in 2003, €130 thousand of previously unrealized losses in 2002 and €9,901 thousand of unrealized gains in 2001, from Accumulated other comprehensive income to Financial income/expense, net. The Company reclassified €474 thousand of net foreign exchange losses relating to the Company's anticipated cash flow hedges in 2003 and €12,483 thousand of net foreign exchange gains 2001, respectively, from Accumulated other comprehensive income to Other non-operating income/expenses, net.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2003, SAP management has proposed a distribution in 2004 of €0.80 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended December 31, 2003. Dividends per share paid for 2002 and 2001 were as follows:

	2002	2001
	€	€
Dividend per common share	0.60	0.58

(24) Stock-Based Compensation Plans

Employee Discounted Stock Purchase Programs

The Company acquires SAP AG common shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Discounts provided to employees through such plans do not exceed 15 % and are treated as a direct reduction of equity.

Stock Appreciation Right (STAR) Plans

In February 2003 and February 2002, the Company granted approximately 3.8 million and 3.6 million stock appreciation rights ("2003 STARs" and "2002 STARs" respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2003 and 2002 STAR grant values of €84.91 and €158.80, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company's preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

							Weighting factor
							Quarter ended
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5 %	5 %	10 %	20 %	10 %	10 %	10 %	30 %

The valuations for the quarterly periods ending December 31 are based on the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company's preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one common share quoted on Xetra over the five consecutive business days commencing on the day after the announcement of the Company's quarterly results. Because each quarterly valuation is measured independently, it is unaffected by any other quarterly valuation.

The cash payout value of each STAR will be calculated quarterly as follows: (i) 100 % of the first €50 value appreciation for such quarter; (ii) 50 % of the next €50 value appreciation; and (iii) 25 % of any additional value appreciation. Participants will receive payments with respect to the 2003 STARs as follows: 50 % each on both, March 31, 2005 and January 31, 2006. Under the terms of the 2002 STAR Plan, participants were scheduled to receive an initial payment of 50 % on March 31, 2004 and a second installment on January 31, 2005. Participants will receive STAR payments provided that, subject to certain exceptions, they continue to be actively employed by the Company on the payment dates.

As SAP's STAR Plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current value of the STARs at the reporting date. Compensation expense – including effects of the changes in the value of the STAR – is accrued over the period the employee performs the related service ("vesting period").

As of December 31, 2003 a STAR provision in the amount of €51million is recorded. The related STAR expense was reduced by the effects of the STAR hedge – as described in Note 33 – and therefore totaled only €36 million. No compensation expenses were recorded in 2002 as the grant price of STARs outstanding in that period exceeded the average fair market value of SAP shares on all relevant measurement dates. Accordingly no accrual was recorded as of December 31, 2002 for the 2002 STAR.

Stock Option Plan 2002

At the 2002 Annual General Shareholders' Meeting, the Company's shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries' Executive Boards as well as to eligible executives and other top performers of SAP AG and its subsidiaries, is designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options.

Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to one share of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10 % thereon. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder's subscription rights ends two years after the issue date of that holder's options.

The SAP SOP 2002 is considered a fixed plan under APB 25. Since the exercise price, which is fixed one day before grant, exceeds the share price on that date, no expenses are recorded for awards granted under the SAP SOP 2002.

A summary of the SAP SOP 2002 Plan activity is as follows:

	Shares available for grant	Number of options outstanding	Weighted average exercise price per option
	(000)	(000)	€
1/1/2002	-	-	-
Additional shares authorized	19,015	-	-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
12/31/2002	**19,015**	-	-
Additional shares authorized	-	-	-
Granted	3,737	3,737	90.48
Exercised	-	-	-
Forfeited	-	109	90.37
12/31/2003	**15,278**	**3,628**	**90.48**

The following table summarizes information about stock options outstanding as of December 31, 2003:

			Outstanding options		Exercisable options
Range of exercise prices	Number of stock options	Weighted average remaining contractual life	Weighted average exercise price	Number of stock options	Weighted average exercise price
€	(000)	years	€	(000)	€
90.37 - 99.13	3,628	4.17	90.48	-	-

See Note 35 for stock options awarded to members of the Executive Board.

Long Term Incentive 2000 Plan

On January 18, 2000, the Company's shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value may be converted into one common share over a maximum of 10 years subject to vesting requirements. The conversion price is equal to the market price of an common share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one common share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the common share price appreciation versus the appreciation of the Goldman Sachs Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

Under APB 25, the Company records no expenses relating to the convertible bonds issued under its LTI 2000 Plan since the conversion price is equal to the market price of an SAP common share on the date of grant. Because the exercise price for stock options issued under the LTI 2000 Plan is variable, an expense is recorded over the vesting period based upon the stock options' intrinsic value on the reporting date.

In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Shareholders' Meeting, the Company's shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

	Shares available for grant	Stock options		Convertible bonds	
		Number of options outstanding	Weighted average exercise price per option	Number of bonds outstanding	Weighted average exercise price per bond
	(000)	(000)	€	(000)	€
1/1/2001	**15,010**	**656**	**166.91**	**2,162**	**289.43**
Additional shares authorized	-	-	-	-	-
Granted	4,352	1,075	142.37	3,277	190.43
Reduction due to option/bond ratio (25 % of bonds issued)	819	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	-	153	128.78	248	237.83
12/31/2001	**9,839**	**1,578**	**132.73**	**5,191**	**229.40**
Additional shares authorized	-	-	-	-	-
Granted	4,807	1,787	81.39	3,020	151.50
Reduction due to option/bond ratio (25 % of bonds issued)	755	-	-	-	-
Exercised	-	76	94.53	-	-
Forfeited	4,277	222	72.81	408	200.78
12/31/2002	**0**	**3,067**	**72.51**	**7,803**	**200.74**
Additional shares authorized	-	-	-	-	-
Granted	-	-	-	-	-
Reduction due to option/bond ratio (25 % of bonds issued)	-	-	-	-	-
Exercised	-	217	73.93	-	-
Forfeited	-	161	94.45	226	185.05
12/31/2003	**0**	**2,689**	**91.10**	**7,577**	**201.21**

In 2003, the Company recorded compensation expenses for the LTI 2000 Plan in the amount of €89,378 thousand (2002: €8,418 thousand; 2001: €13,776 thousand).

The following tables summarize information about stock options and convertible bonds outstanding as of December 31, 2003:

Stock Options

			Outstanding stock options		Exercisable stock options
Range of exercise prices	Number of stock options	Weighted average remaining contractual life	Weighted average exercise price	Number of stock options	Weighted average exercise price
€	(000)	years	€	(000)	€
50.07 - 63.22	9	6.31	58.81	6	58.81
67.34 - 81.82	1,093	6.77	77.03	484	74.64
91.33 - 101.09	1,587	8.08	100.98	6	91.33
50.07 - 101.09	**2,689**	**7.54**	**91.10**	**496**	**74.63**

Convertible Bonds

			Outstanding convertible bonds		Exercisable convertible bonds
Range of exercise prices	Number of bonds	Weighted average remaining contractual life	Weighted average exercise price	Number of bonds	Weighted average exercise price
€	(000)	years	€	(000)	€
131.81 - 183.67	2,863	8.07	151.65	21	158.45
191.25 - 247.00	2,849	7.08	191.84	962	192.41
290.32 - 334.67	1,865	6.09	291.61	1,243	291.61
131.81 - 334.67	**7,577**	**7.21**	**201.21**	**2,226**	**247.50**

See Note 35 for stock options and convertible bonds awarded to members of the Executive Board.

Stock-Based Compensation Plan of SAP System Integrations AG ("SAP SI")

SAP SI, in which SAP AG holds a 70 % stake, is publicly listed at the German Stock Exchange. On August 16, 2000, by resolution of SAP SI's shareholders, SAP SI introduced an employee stock option plan in the form of convertible bonds, which allows SAP SI to issue up to 2 million convertible bonds to members of the Executive Board and other employees of SAP SI and its subsidiaries. On May 14, 2002 SAP SI's shareholders approved the issuance of an additional 1.6 million convertible bonds. As of December 31, 2003, a total of 2,055,632 (2002: 1,209,647) convertible bonds were outstanding. Each participating employee can exchange his or her convertible bonds for an equal number of shares of SAP SI stock. The conversion price corresponds to the market price of SAP SI stock on the date they are granted. The bonds have a term of eight years. The convertible bonds vest as follows: 33 % after two years from date of grant, 33 % after three years and 34 % after four years.

Pro-Forma Information

SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company's stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

The fair value of the Company's stock-based awards granted under the LTI 2000 Plan was calculated using the following weighted average assumptions:

	2003	2002	2001
Expected life	2.5 years	4.5 years	4.5 years
Risk free interest rate	2.61 %	4.68 %	4.96 %
Expected volatility	68 %	50 %	50 %
Expected dividends	0.73 %	0.38 %	0.30 %

The weighted average fair value of stock options granted under the SAP SOP 2002 Plan in 2003 was €28.83.

The weighted average fair value of all stock options and convertible bonds granted under the LTI 2000 Plan during 2002 was €55.11 and €68.89, respectively (2001: €69.77 and €87.71). As of December 31, 2002 no awards were granted under SAP SOP 2002.

For pro-forma purposes, the estimated fair value of the Company's stock-based awards is amortized over the vesting period. The Company's pro-forma information is presented in Note 3.

(25) Pension Liabilities and Similar Obligations

The Company maintains several defined benefit and defined contribution plans for its employees both in Germany and at its foreign subsidiaries, which provide for old age, disability, and survivors' benefits. The measurement dates for the domestic and foreign benefit plans are principally December 31. Individual benefit plans have also been established for members of the Executive Board. The accrued liabilities on the balance sheet for pension and other similar obligations as of December 31 consists of the following:

	2003	2002
	€(000)	€(000)
Domestic benefit plans	5,044	5,909
Foreign benefit plans	13,129	23,904
Employee financed plans	77,768	51,304
Other pension and similar obligations	1,594	2,456
	97,535	**83,573**

Domestic Benefit Plans

The Company's domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

	2003	2002
	€(000)	€(000)
Change in benefit obligation		
Benefit obligation at beginning of year	28,351	27,289
Service costs	409	561
Interest costs	1,624	1,631
Settlement	- 300	0
Actuarial gain/loss	502	- 908
Benefits paid	- 237	- 222
Benefit obligation at end of year	**30,349**	**28,351**
Change in plan assets		
Fair value of plan assets at beginning of year	23,658	20,449
Actual return on plan assets	1,175	1,078
Employer contributions	2,162	2,279
Life/disability insurance premiums and expenses	0	407
Benefits paid	- 1,049	- 222
Assets transferred to defined contribution plan	- 185	- 333
Fair value of plan assets at end of year	**25,761**	**23,658**
Funded status	4,588	4,693
Unrecognized transition assets	- 532	- 574
Unrecognized net actuarial loss	- 4,694	- 3,583
Net amount recognized	**- 638**	**536**
Amounts recognized in the consolidated balance sheets:		
Accrued benefit liability	5,044	5,909
Intangible assets	- 29	- 33
Accumulated other comprehensive income	- 5,653	- 5,340
Net amount recognized	**- 638**	**536**

The following weighted average assumptions were used for the actuarial valuation of the Group's domestic pension benefit obligation as of the respective measurement date:

	2003	2002	2001
	%	%	%
Discount rate	5.3	5.8	6.6
Rate of compensation increase	3.9	3.9	4.0

The components of net periodic benefit cost of the Group's domestic benefit plans for the years ended December 31 are as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Service cost	409	561	590
Interest cost	1,624	1,631	1,657
Expected return on plan assets	- 1,529	- 1,399	- 1,303
Net amortization	484	456	456
	988	**1,249**	**1,400**

The weighted average assumptions used for determining the net periodic pension cost for the Groups domestic pension plans for 2003, 2002 and 2001, were as follows:

	2003	2002	2001
	%	%	%
Discount rate	5.8	6.6	6.5
Expected return on plan assets	5.9	6.5	6.5
Rate of compension increase	3.9	4.0	4.0

SAP's investment strategy in Germany is to invest all contributions into insurance policies. The expected rate of return on plan assets for the Group's domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

Foreign Benefit Plans

The Company's foreign defined benefit plans provide participants with pension benefits that are based upon compensation levels, age, and years of service.

The change of the benefit obligation and the change in plan assets for the foreign plans are as follows:

	2003	2002
	€(000)	€(000)
Change in benefit obligation		
Benefit obligation at beginning of year	159,402	96,370
Service costs	29,503	31,100
Interest costs	7,691	8,146
Plan transfer	0	42,614
Plan amendments	0	1,053
Curtailment	0	- 5,772
Settlement	0	- 4,594
Employee contributions	1,907	1,976
Actuarial loss	4,118	10,176
Benefits paid	- 5,036	- 6,187
Foreign currency exchange rate changes	- 22,793	- 15,480
Benefit obligation at end of year	**174,792**	**159,402**
Change in plan assets		
Fair value of plan assets at beginning of year	130,191	77,803
Actual return on plan assets	11,858	- 6,417
Plan transfer	0	40,343
Settlement	0	- 7,184
Employer contributions	39,490	41,704
Employee contributions	1,907	1,976
Benefits paid	- 4,359	- 5,758
Foreign currency exchange rate changes	- 21,638	- 12,276
Fair value of plan assets at end of year	**157,449**	**130,191**
Funded status	17,342	29,211
Unrecognized transition assets	- 2,244	- 2,619
Unrecognized prior service cost	1,519	1,993
Unrecognized net actuarial loss	- 30,919	- 35,424
Net amount recognized	**- 14,299**	**- 6,839**
Amounts recognized in the consolidated balance sheets		
Prepaid benefit cost	- 26,847	- 2,987
Accrued benefit liability	13,129	23,904
Intangible assets	- 387	0
Accumulated other comprehensive income	- 194	- 27,756
Net amount recognized	**- 14,299**	**- 6,839**

SAP (Schweiz) AG ("SAP Switzerland") maintains a defined benefit pension plan covering the majority of its employees and retirees in Switzerland. Due to changes in legislation, SAP Switzerland founded a trust in January 2002 and transferred the plan's assets and liabilities from an insurance company to the trust. SAP increased the pension benefit obligation by €42,614 thousand and plan assets by €40,343 thousand, the fair value of the plan's assets as of the date of the transfer. In accordance with the provisions of SFAS 88, "Employers' accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SAP Nederland B.V. implemented a defined contribution plan in 2002 that replaced the benefits of the existing defined benefit plan for certain eligible employees.

Assumptions regarding discount rates, rates of increase in compensation, and long-term rates of return on plan assets used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the benefit plans are situated. The following weighted average assumptions were used for the actuarial valuation of the Group's foreign pension benefit obligation as of the respective measurement date.

	2003	2002	2001
	%	%	%
Discount rate	4.7	5.2	6.6
Rate of compensation increase	4.7	4.8	6.0

The components of net periodic benefit cost of the Group's foreign benefit plans for the years ended December 31 are as follows:

	2003	2002	2001
	€(000)	€(000)	€(000)
Service cost	29,503	31,100	24,466
Interest cost	7,691	8,146	5,446
Expected return on plan assets	- 9,189	- 8,020	- 4,975
Net amortization	1,646	674	596
	29,651	**31,900**	**25,533**

The following weighted average assumptions were used to determine net periodic pension cost for the Groups foreign pension plans for 2003, 2002 and 2001:

	2003	2002	2001
	%	%	%
Discount rate	5.2	6.6	7.5
Expected return on plan assets	6.5	8.0	8.0
Rate of compensation increase	4.8	6.0	6.0

The expected long-term rate of return on plan assets assumption is based on weighted average expected returns for each asset class. The Group's foreign benefit plan asset allocation as of December 31, 2003 as well as the target asset allocation, are as follows (in %):

Asset category	Target asset allocation	Plan assets 2003
	%	%
Equity	54.1	58.1
Fixed income	42.3	35.8
Real estate	0	4.5
Other	3.6	1.6
	100.0	**100.0**

The investment strategies for SAP's foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated.

Additional information on funded status for domestic and foreign plans

The total accumulated benefit obligation for the Group's principal domestic and foreign benefit plans for the year ended 2003 was €29,824 thousand (2002: €27,396 thousand) and €157,535 thousand (2002: €151,004 thousand), respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Group's domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Projected benefit obligation	Accumulated benefit obligation	Fair value of plan assets	Underfunding of accumulated benefit obligation
	€(000)	€(000)	€(000)	€(000)
12/31/2003				
Domestic plans	30,271	29,752	25,686	4,066
Foreign plans	18,507	13,129	–	13,129
Total	**48,778**	**42,881**	**25,686**	**17,195**
12/31/2002				
Domestic plans	27,581	26,690	22,620	4,070
Foreign plans	107,186	100,879	77,153	23,726
Total	**134,767**	**127,569**	**99,773**	**27,796**

Expected future contributions and benefits

The Group's expected contribution in 2004 is €1,808 thousand for domestic plans and €35,963 for foreign plans, all of which is expected to be paid as cash contributions.

The estimated future pension benefits to be paid by the Group's domestic and foreign benefit plans for the years ended December 31 are as follows:

	Domestic plans	Foreign plans	Total
	€(000)	€(000)	€(000)
2004	481	5,533	6,014
2005	743	7,405	8,148
2006	965	8,923	9,888
2007	1,133	10,913	12,046
2008	1,341	12,885	14,226
2009 – 2013	8,005	85,531	93,536

Contribution Plans

The Company also maintains domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employee's salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €79,955 thousand, €67,248 thousand, and €70,097 thousand in 2003, 2002, and 2001 respectively.

Employee financed pension plan

Germany maintains an unqualified employee financed plan, whereby employees may contribute a limited portion of their salary. SAP purchases and holds guaranteed fixed rate insurance contracts, which are recorded in other assets and are equal to the obligations under the plan.

(26) Other Reserves and Accrued Liabilities

	2003	2002
	€(000)	€(000)
Current and deferred taxes	455,499	594,042
Other reserves and accrued liabilities	1,013,556	882,691
	1,469,055	**1,476,733**

As of December 31, 2003, accrued taxes include current and prior year tax obligations in the amount of €343,519 thousand (2002: €482,947 thousand) and deferred tax liabilities in the amount of €111,980 thousand (2002: €111,095 thousand).

Other reserves and accrued liabilities as of December 31 are as follows:

	2003	2002
	€(000)	€(000)
Other obligations to employees	557,118	499,690
Obligations to suppliers	179,698	173,782
Vacation and other absences	137,191	126,765
STAR obligations	50,948	58
Customer claims	36,103	41,159
Unused lease space	17,691	7,577
Contribution to employees' accident insurance account	8,561	4,019
Warranty and service costs	7,600	4,729
Auditing and reporting costs	5,312	4,905
Fair value of foreign exchange contracts	1,644	9,790
Other	11,690	10,217
	1,013,556	**882,691**

Other reserves and accrued liabilities payable after one year as of December 31, 2003 are €92,961 thousand (€29,450 thousand in 2002).

Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Other obligations to employees also includes termination benefits required by law in certain foreign subsidiaries that constitute defined benefit plans under SFAS 87, "Employers' Accounting for Pensions". Such benefits are payable in a lump sum upon separation from the Company. The accrued liability for such plans amounts to €11,307 thousand as of December 31, 2003 (2002: €11,432 thousand).

Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service cost accruals represent estimated future warranty obligations and other minor routine items provided under maintenance. SAP provides a six to 12 month warranty on its software. SAP determines the warranty accrual based on the historical average cost of fulfilling its obligations under these commitments. As of December 31, 2003 and 2002, SAP accrued €7,600 thousand and €4,729 thousand, respectively. The aggregate utilization of the warranty accrual in 2003 was €2,317 thousand (2002: €4,633 thousand) and the aggregate warranty expense was net €5,188 thousand in 2003 (2002: €4,762 thousand).

Exit activities include contract termination and similar restructuring costs for unused lease space as well as severance payments. Restructuring costs are included in the Consolidated Statements of Income in the line item Other operating expense, net. The following table presents the beginning and ending balances along with additions and deductions incurred:

	Unused lease space	Severance payments for restructuring	Total
	€(000)	€(000)	€(000)
Balance as of 12/31/2002	**7,577**	**11,159**	**18,736**
Expenses 2003	17,164	3,384	20,548
Payments in 2003	5,544	9,347	14,891
Adjustments 2003	0	1,001	1,001
Currency	1,506	666	2,172
Balance as of 12/31/2003	**17,691**	**3,529**	**21,220**
Balance as of 12/31/2001	**2,874**	**10,121**	**12,995**
Expenses 2002	12,960	33,148	46,108
Payments in 2002	7,262	30,739	38,001
Adjustments 2002	0	0	0
Currency	995	1,371	2,366
Balance as of 12/31/2002	**7,577**	**11,159**	**18,736**

At most subsidiaries SAP does not have an ongoing severance benefit plan arrangement. SAP accounted for the majority of its 2003 one-time severance obligations in accordance with SFAS 146. Other severance obligations (affecting 768 employees and 322 employees in 2002 and 2001, respectively) were accounted for in accordance with SFAS 112, "Employers Accounting for Postemployment Benefits", or EITF 94-3, as applicable. Because these severance benefits do not vest or accumulate, the liability for such benefits was recognized when it became probable that an obligation had been incurred and the amount could be estimated.

Provision for unused lease space relate to costs that will continue to be incurred for vacated space under various operating lease contracts that will have no future economic benefit to the Company in accordance with SFAS 146 in 2003 and EITF 94-3 in 2002. Those charges primarily relate to the training segment, when SAP has been streamlining its training facility requirements.

(27) Other Liabilities

Other liabilities based on due dates as of December 31 are as follows:

	Term less 1 year	Term between 1 and 5 years	Term more than 5 years	Balance on 12/31/2003	Balance on 12/31/2002
	€(000)	€(000)	€(000)	€(000)	€(000)
Bank loans and overdrafts	19,043	639	1,785	21,467	24,307
Advanced payments received	42,441	0	0	42,441	44,011
Accounts payable	286,862	0	0	286,862	328,841
Taxes	165,037	0	0	165,037	166,056
Social security	33,766	0	0	33,766	35,824
Other liabilities	101,568	1,819	23,184	126,571	149,723
	648,717	**2,458**	**24,969**	**676,144**	**748,762**

Liabilities are unsecured, excluding retention of title and similar rights customary in the industry. Effective interest rates of bank loans are 6.18% and 5.01% in 2003 and 2002, respectively.

In 2002, liabilities with a remaining term not exceeding one year amounted to €725,085 thousand and those with a remaining term exceeding five years amounted to €22,864 thousand.

As of December 31, 2003 and 2002, SAP AG had available lines of credit totaling €858,000 thousand and €980,000 thousand, respectively. No borrowings were made under these lines of credit in 2003 and 2002.

As of December 31, 2003 and 2002, certain of SAP's subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €178,010 thousand and €204,756 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to €21,467 thousand as of December 31, 2003 and €24,307 thousand as of December 31, 2002.

(28) Deferred Income

Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Such amounts will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral.

D. ADDITIONAL INFORMATION

(29) Supplemental Cash Flow Information

Interest paid included in net cash provided by operating activities in 2003, 2002, and 2001 was €3,900 thousand, €12,858 thousand, and €20,834 thousand, respectively. Income taxes paid in fiscal years 2003, 2002, and 2001, net of refunds was €591,012 thousand, €366,642 thousand, and €500,098 thousand, respectively.

See the reconciliation from cash and cash equivalents to liquid assets in Note 21.

(30) Contingent Liabilities

SAP occasionally grants function and/or performance guarantees in routine consulting contracts and/or customer development arrangements, standard guarantee provisions and other items. Currently, the Company has several such agreements in place with various expiration dates. Based on historical experience and evaluation, SAP does not believe that any material loss is likely, and therefore no related liability has been recorded. The Company also provides a six to 12 month warranty period on its software. Due to the nature of the guarantees, SAP can not estimate the maximum exposure of these guarantees. The related liability is included in other reserves and accrued liabilities (see Note 26).

As of December 31, 2003 and 2002 no guarantees were provided for third party performance or financial obligations of third parties.

(31) Other Financial Commitments

Other financial commitments amounted to €664,798 thousand and €780,258 thousand as of December 31, 2003 and 2002, respectively, and are comprised primarily of commitments under rental and operating leases of €619,543 thousand and €674,918 thousand as of December 31, 2003 and 2002, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €30,509 thousand and €83,277 thousand as of December 31, 2003 and 2002, respectively. These commitments primarily relate to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to SAP's pension plans, please refer to Note 25.

In October 2000, SAP Properties, a wholly owned subsidiary of SAP America, Inc. entered into a seven-year lease arrangement with a sophisticated financial institution for office space and also agreed to serve as an agent to oversee the renovations of the office space. The operating lease agreement is between SAP Properties and the financial institution directly, with no involvement of any variable interest entity. Under the terms of the lease, SAP Properties is required to restrict cash equal to the amount spent by the financial institution on such renovations. See Note 21. This lease is accounted for as an operating lease in accordance with SFAS 13, "Accounting for Leases".

In January 2004 SAP America, Inc. and SAP Properties signed an agreement with a third-party real estate development company (the "Purchaser") to sell a portion of the United States headquarters property in Newtown Square, Pennsylvania. A portion of the property to be sold is owned and another portion of the property is currently occupied by SAP America, Inc. and certain subsidiaries pursuant to an operating lease (the "Leased Property") with the sophisticated financial institution (the "Owner") noted above. The sale is being undertaken to reduce future operating expense commitments associated with maintaining the Leased Property and to release restricted cash currently securing the lease obligation. The sale is subject to due diligence procedures being successfully completed by the Purchaser. In connection with this transaction, SAP Properties would exercise an existing option to purchase the Leased Property from the Owner prior to the sale. If completed, the sale would result in a pretax loss of approximately US$16 million. The sale is not expected to be completed before late April 2004.

Commitments under rental and operating leasing contracts as of December 31, 2003:

	€(000)
Due 2004	141,891
Due 2005	105,366
Due 2006	80,685
Due 2007	60,901
Due 2008	50,749
Due thereafter	179,951

Rent expense was €159,284 thousand, €207,087 thousand, and €208,908 thousand for the years ended December 31, 2003, 2002, and 2001, respectively.

(32) Litigation and Claims

The bankruptcy trustee for the U.S. company FoxMeyer Corp. ("FoxMeyer") instituted legal proceedings against SAP AG and SAP America, Inc., the U.S. subsidiary of SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler and licensee of the Company's SAP R/3 software. FoxMeyer's bankruptcy trustee ("Trustee") alleges that the software failed to perform properly, damaging FoxMeyer's business, and that such failure was a significant factor contributing to FoxMeyer's bankruptcy in 1996 and its subsequent liquidation. The complaint asserts claims of breach of contract, breach of express and implied warranties, fraud, negligent misrepresentation, and promissory estoppel. The Trustee seeks unspecified compensatory and punitive damages, the award of costs, expenses and reasonable attorney's fees, as well as pre-judgment and post-judgment interest. Fact discovery has concluded, however, the Trustee has filed a motion to reopen discovery. The parties are now proceeding with motion practice before the Court. While the ultimate outcome of this matter cannot be presently determined with certainty, we believe that the Trustee's claims in this action are without merit. We are vigorously defending against the claims, and believe that this action is not likely to have a material effect on our business, result of operations, financial condition or cash flows.

SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these matters will have a material adverse effect on the Company's results of operations, financial condition or cash flows.

(33) Financial Instruments

Fair Value of Financial Instruments

The Company utilizes various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of SAP's financial instruments are as follows:

	Carrying value	Fair value	Carrying value	Fair value
	2003	2003	2002	2002
	€(000)	€(000)	€(000)	€(000)
Marketable equity securities – available for sale	24,457	24,457	11,250	11,250
Marketable debt securities – available for sale	53,679	53,679	54,353	54,353
Marketable securities	1,352	1,352	1,349	1,349
Other loans	61,214	61,214	58,170	58,170
Bank loans and overdrafts	-21,467	-21,467	-24,307	-24,307
Derivative financial instruments				
Forward exchange contracts	177,297	177,297	28,315	28,315
Currency options	0	0	1,106	1,106
Call options (STAR hedge)	77,817	77,817	1,350	1,350
	374,349	**374,349**	**131,586**	**131,586**

The market values of these financial instruments are determined as follows:

- Marketable debt and equity securities: The fair values of marketable debt and equity securities are based upon available quoted market prices on December 31.
- Other loans, bank loans, and overdrafts: The fair values of other loans, bank loans, and overdrafts approximate their carrying values.
- Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts on the reporting date.

Detailed information about the fair value of the Company's financial instruments is included in Notes 16, 20 and 27.

Accounting and Use of Derivative Financial Instruments

As an internationally active enterprise, the Company is subject to risks from currency fluctuations in its ordinary operations. The Company utilizes derivative financial instruments to reduce such risks as described below. The derivative financial instruments employed by the Company are exclusively marketable instruments with sufficient liquidity. The Company has established internal guidelines that govern the use of derivative financial instruments.

Foreign Exchange Risk Management

Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is the euro, SAP AG's anticipated cash flows are subject to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG exposes SAP AG to foreign exchange risk.

SAP enters into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada and Australia. SAP uses foreign exchange derivatives that generally have maturities of 12 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.

Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the 12 months following the purchase date of the derivative instrument. However, management infrequently extends the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies. Management believes the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets and holds such instruments for purposes other than trading.

Foreign exchange derivatives are recorded at fair value in the Consolidated Balance Sheets. Gains or losses on derivatives designated and qualifying as cash flow hedges are included in Accumulated other comprehensive income, net of tax.

When intercompany accounts receivable resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/expense, net until the position is closed or the derivative expires.

Net gains of €26 thousand are also included in earnings for the year ended December 31, 2003 (2002: net gains of €2,352 thousand; 2001: net gains of €468 thousand), reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur. It is estimated that €13,441 thousand of net losses included in accumulated other comprehensive income as of December 31, 2003, will be reclassified into earnings during the next year. As of December 31, 2003, SAP held derivative financial instruments with a maximum term of 12 months to hedge its exposure to the variability in future cash flows for forecasted transactions.

Foreign exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

STAR Hedge

To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 24) through the purchase of derivative instruments from an independent financial institution.

As of December 31, 2003 and 2002 the following derivative instruments were designated as a hedge for the STAR 2003, 2002 and 2001, respectively:

2003		Hedge of 2.0 million 2003 STARs	2003		Hedge of 3.0 million 2002 STARs
Buy/sell	Number of call options	Strike price	Buy/sell	Number of call options	Strike price
Buy	2,000,000	84.91	Buy	3,000,000	158.80
Sell	1,000,000	134.91	Sell	1,500,000	208.80
Sell	500,000	184.91	Sell	750,000	258.80
Fair value as of December 31, 2003 in €(000): 77,790			Fair value as of December 31, 2002 in €(000): 27		

2002		Hedge of 3.0 million 2002 STARs	2002		Hedge of 3.2 million 2001 STARs
Buy/sell	Number of call options	Strike price	Buy/sell	Number of call options	Strike price
Buy	3,000,000	158.80	Buy	3,200,000	193.51
Sell	1,500,000	208.80	Sell	1,600,000	243.51
Sell	750,000	258.80	Sell	400,000	293.51
Fair value as of December 31, 2002 in €(000): 1,350			Fair value as of December 31, 2002 in €(000): 0		

The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 24. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payments dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100 % of the first €50 in appreciation of SAP's stock price above the strike price of the STAR, 50 % of the next €50 in appreciation of SAP's stock price above the strike price of the STAR, and 25 % of any additional appreciation of SAP's stock price above the strike price of the STAR.

The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on SAP's Consolidated Balance Sheets.

Hedge effectiveness is assessed based on changes in the intrinsic value of the STAR hedge instrument. Accordingly the change in the fair value attributable to the time value of the derivative instrument will be recorded currently in the Consolidated Statements of Income under Financial income/expense. The change in intrinsic value is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period. To the extent SAP entered into a hedge for recognized, vested STARs, the change in intrinsic value of the derivative is recognized currently in Financial income/expense.

As of December 31, 2003 €15 million have been recorded as an expense in Financial income/expense, net, thereof a gain of €3 million representing the amount of the hedges' ineffectiveness. Compensation expense on STAR has been reduced by €16 million; Other comprehensive income has been increased by €24 million, net of tax. In 2002, approximately €59 million has been recorded as an expense in Financial income/expense, net.

See Note 24 for additional information.

The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

	Notional value	Fair value	Notional value	Fair value
	2003	2003	2002	2002
	€(000)	€(000)	€(000)	€(000)
Forward exchange contracts				
Gains	1,302,790	178,941	836,772	38,105
Losses	8,990	- 1,644	446,930	- 9,790
	1,311,780	**177,297**	**1,283,702**	**28,315**
Currency options	**0**	**0**	**83,372**	**1,106**
Call options (STAR hedge)	**n/a**	**77,817**	**n/a**	**1,350**

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. SAP does not have significant exposure to any individual counterparty.

(34) Segment Information

SAP discloses segment information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Disclosures" ("SFAS 131").

SFAS 131 requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company's internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary. Therefore, in accordance with SFAS 131, the line of business structure is regarded as constituting the operating segments.

Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in Note 3, except for differences in the currency translation and stock-based compensation expenses. Under management's view, certain deferred compensation charges for settlements of stock-based compensation plans are also considered stock-based compensation. Differences in the foreign currency translation result in minor deviations between the figures reported internally and the figures reported in the financial statements. Depending on the type of service provided, SAP accounts for internal sales and transfers either on a cost basis or at current market prices. Starting 2004 all internal sales and transfers will be recorded utilizing fully burden cost rates.

SAP has three operating segments: "Product", "Consulting" and "Training".

	Product	Consulting	Training	Total
	€(000)	€(000)	€(000)	€(000)
2003				
External revenue	4,797,827	1,884,801	316,088	6,998,716
Internal revenue	448,486	507,244	65,981	1,021,711
Total revenue	**5,246,313**	**2,392,045**	**382,069**	**8,020,427**
Segment expenses	- 2,322,564	- 1,927,112	- 287,470	- 4,537,146
Segment contribution	**2,923,749**	**464,933**	**94,599**	**3,483,281**
Segment profitability	**55.7 %**	**19.4 %**	**24.8 %**	
2002				
External revenue	4,805,339	2,141,154	435,098	7,381,591
Internal revenue	464,669	513,064	83,860	1,061,593
Total revenue	**5,270,008**	**2,654,218**	**518,958**	**8,443,184**
Segment expenses	- 2,584,305	- 2,128,383	- 376,378	- 5,089,066
Segment contribution	**2,685,703**	**525,835**	**142,580**	**3,354,118**
Segment profitability	**51.0 %**	**19.8 %**	**27.5 %**	
2001				
External revenue	4,819,436	2,012,749	479,817	7,312,002
Internal revenue	480,457	445,589	118,451	1,044,497
Total revenue	**5,299,893**	**2,458,338**	**598,268**	**8,356,499**
Segment expenses	- 2,875,836	- 2,034,119	- 419,008	- 5,328,963
Segment contribution	**2,424,057**	**424,219**	**179,260**	**3,027,536**
Segment profitability	**45.7 %**	**17.3 %**	**30.0 %**	

Product
The Product segment is primarily engaged in marketing and licensing the Company's software products and performing maintenance services. Maintenance services include technical support for the Company's products, assistance in resolving problems, provision of user documentation, updates for software products, and new releases, versions and support packages.

Consulting
The Consulting segment assists customers in the implementation of SAP software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change and interface setup.

Training
The Training segment provides educational services on the use of SAP software products and related topics for customer and partners. Training services include traditional classroom training at SAP training facilities, customer and partner specific training, end-user training as well as e-learning.

Revenues
The external revenue figures for the operating segments differ from the revenue figures disclosed in the Consolidated Statements of Income because for internal reporting purposes revenue is generally allocated to the segment that is responsible for the related project, whereas in the Consolidated Statements of Income, revenue is allocated based on the nature of the transaction regardless of the segment it was provided by. Internal revenues comprise revenues from transactions with other parts of the Company.

The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the Consolidated Statements of Income:

	2003	2002	2001
	€(000)	€(000)	€(000)
Total revenue for reportable segments	8,020,427	8,443,184	8,356,499
Elimination of internal revenues	- 1,021,711	- 1,061,593	- 1,044,497
Other external revenues	26,074	31,225	28,503
Other differences	- 184	22	299
	7,024,606	**7,412,838**	**7,340,804**

Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

Segment Contribution
The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development, and other corporate expenses, are not allocated to the operating segments and therefore are not included in segment contribution. Charges for stock-based compensation, depreciation, and amortization of all long-lived assets are also not allocated to the operating segments.

The following table presents a reconciliation of total segment contribution to Income before income taxes, minority interest and extraordinary gain as reported in the Consolidated Statements of Income:

	2003	2002	2001
	€(000)	€(000)	€(000)
Total contribution for reportable segments	3,483,281	3,354,118	3,027,537
Contribution from activities outside the reportable segments	- 1,628,877	- 1,692,548	- 1,616,697
Stock-based compensation expenses	- 130,044	- 35,868	- 98,377
Other differences	- 341	- 24	- 89
Operating income	**1,724,019**	**1,625,678**	**1,312,374**
Other non-operating income/ expenses, net	36,309	37,319	- 10,643
Finance income, net	16,287	- 555,299	- 232,974
Income before income taxes, minority interest and extraordinary gain	**1,776,615**	**1,107,698**	**1,068,757**

Other differences primarily relate to currency translation differences.

Segment Profitability
A segment's profitability is calculated as the ratio of segment contribution to segment total revenues.

Segment Assets
The Company does not currently track assets or capital expenditures by operating segments in its internal reporting system nor is such information used by the Executive Board when making decisions about resource allocations.

Geographic Information

The following tables present a summary of operations by geographic region except for income before income tax. The amounts included are based on consolidated data, which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.

Sales by destination are based upon the location of the customer whereas sales by operation reflect the location of the SAP subsidiary responsible for the sale.

	Sales by destination			Sales by operation		
	2003	2002	2001	2003	2002	2001
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	1,670,286	1,654,144	1,468,726	1,771,289	1,793,961	1,615,777
Rest of EMEA[1]	2,299,601	2,394,011	2,317,456	2,238,387	2,301,660	2,211,982
Total EMEA	**3,969,887**	**4,048,155**	**3,786,182**	**4,009,676**	**4,095,621**	**3,827,759**
United States	1,736,341	1,969,748	2,084,140	1,728,008	1,954,427	2,102,136
Rest of Americas	479,836	531,880	639,980	472,142	525,657	613,503
Total Americas	**2,216,177**	**2,501,628**	**2,724,120**	**2,200,150**	**2,480,084**	**2,715,639**
Japan	441,558	485,939	444,090	440,226	485,605	434,163
Rest of Asia-Pacific	396,984	377,116	386,412	374,554	351,528	363,243
Total Asia-Pacific	**838,542**	**863,055**	**830,502**	**814,780**	**837,133**	**797,406**
	7,024,606	**7,412,838**	**7,340,804**	**7,024,606**	**7,412,838**	**7,340,804**

	Income before income tax[2]			Total assets		
	2003	2002	2001	2003	2002	2001
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	1,368,735	1,281,148	1,416,177	2,597,173	1,967,167	2,276,865
Rest of EMEA[1]	285,565	312,278	263,340	1,295,265	1,301,115	1,247,286
Total EMEA	**1,654,300**	**1,593,426**	**1,679,517**	**3,892,438**	**3,268,282**	**3,524,151**
United States	178,372	268,043	- 122,717	1,710,432	1,616,408	1,905,382
Rest of Americas	40,170	80,340	54,640	318,451	326,496	355,646
Total Americas	**218,542**	**348,383**	**- 68,077**	**2,028,883**	**1,942,904**	**2,261,028**
Japan	61,891	82,071	73,840	163,616	177,624	178,411
Rest of Asia-Pacific	23,618	36,441	17,032	240,928	219,653	232,014
Total Asia-Pacific	**85,509**	**118,512**	**90,872**	**404,544**	**397,277**	**410,425**
	1,958,351	**2,060,321**	**1,702,312**	**6,325,865**	**5,608,463**	**6,195,604**

	Property, plant and equipment			Capital expenditures		
	2003	2002	2001	2003	2002	2001
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	699,863	648,828	543,954	159,019	201,799	168,964
Rest of EMEA[1]	128,872	148,564	158,284	17,460	23,924	54,593
Total EMEA	**828,735**	**797,392**	**702,238**	**176,479**	**225,723**	**223,557**
United States	158,805	208,466	257,757	9,009	21,423	58,396
Rest of Americas	4,244	4,876	9,791	2,145	2,235	2,592
Total Americas	**163,049**	**213,342**	**267,548**	**11,154**	**23,658**	**60,988**
Japan	7,518	11,019	14,476	1,840	2,424	4,230
Rest of Asia-Pacific	20,355	12,464	12,790	14,217	7,693	6,521
Total Asia-Pacific	**27,873**	**23,483**	**27,266**	**16,057**	**10,117**	**10,751**
	1,019,657	**1,034,217**	**997,052**	**203,690**	**259,498**	**295,296**

[1] Europe, Middle East, Africa

[2] *Figures of the Individual Financial Statements*

	Depreciation			Employees as of December 31 in full-time equivalents		
	2003	2002	2001	2003	2002	2001
	€(000)	€(000)	€(000)			
Germany	105,797	92,509	86,419	13,026	12,580	12,026
Rest of EMEA[1]	27,895	31,513	32,638	6,808	6,655	6,412
Total EMEA	**133,692**	**124,022**	**119,057**	**19,834**	**19,235**	**18,438**
United States	24,022	31,773	29,674	4,621	4,885	5,191
Rest of Americas	2,673	4,009	5,934	1,435	1,426	1,535
Total Americas	**26,695**	**35,782**	**35,608**	**6,055**	**6,311**	**6,726**
Japan	4,587	5,093	4,760	1,350	1,248	1,137
Rest of Asia-Pacific	5,038	6,909	9,636	2,370	2,003	2,109
Total Asia-Pacific	**9,625**	**12,002**	**14,396**	**3,720**	**3,251**	**3,246**
	170,012	**171,806**	**169,061**	**29,610**	**28,797**	**28,410**

[1] Europe, Middle East, Africa

The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2003, approximately 68.4 % of the research and development personnel are located in Germany, 8.5 % in the rest of EMEA, 10.9 % in the United States, 1.2 % in the rest of the Americas and 11 % in the Asia-Pacific region.

Six groups of industry sectors generated the following total sales revenues for the year ended December 31:

	2003	2002	2001
	€(000)	€(000)	€(000)
Process industries	1,381,279	1,537,033	1,524,330
Discrete industries	1,659,334	1,764,154	1,807,468
Consumer industries	1,243,809	1,299,694	1,186,839
Service industries	1,664,525	1,765,903	1,849,741
Financial services	474,135	514,760	448,229
Public services	601,524	531,294	524,197
	7,024,606	**7,412,838**	**7,340,804**

The following table presents software revenues allocated to specific software solutions including revenues from integrated solution contracts, which are allocated based on customer usage surveys:

	2003	2002	2001
	€(000)	€(000)	€(000)
mySAP SCM	477,131	463,966	582,892
mySAP CRM	440,121	472,966	444,918
mySAP PLM	156,043	167,988	195,963
mySAP Business Intelligence/ mySAP Enterprise Portal/ mySAP SRM/Marketplaces	273,075	258,981	415,922
mySAP Financials/ mySAP Human Resources	801,221	926,933	940,823
	2,147,591	**2,290,834**	**2,580,518**

(35) Board of Directors

Executive Board

Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of the Company, in Germany and other countries, on December 31, 2003[1]

Prof. Dr. Henning Kagermann
Chairman and CEO
Overall responsibility for SAP's strategy and business development, marketing, global communications, consulting, customer development, Business Solutions Group Financial & Public Services

Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany
Supervisory Board, DaimlerChrysler Services (debis) AG, Berlin, Germany
Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany

Shai Agassi
Development of the integration and application platform SAP NetWeaver, mySAP SRM and SAP xApps

Léo Apotheker
Global Field Operations

Board of Directors, Enigma, Inc., Burlington, Massachusetts, United States

Dr. Werner Brandt
Chief Financial Officer

Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany

Prof. Dr. Claus E. Heinrich
Business Solutions Group Manufacturing Industries human resources, labor relations

Gerhard Oswald
Global support, IT infrastructure

Dr. Peter Zencke
Development of SAP's Enterprise Services Architecture and Platform, coordination of global research activities and development labs

Supervisory Board, SupplyOn AG, Hallbergmoos, Germany
Supervisory Board, SuSE Linux AG, Nuremberg, Germany

[1] Memberships on supervisory boards and comparable governing bodies of subsidiaries and changes in other membership that occured during the year are shown in the financial statements of SAP AG, which can be obtained from the Company upon request.

Extended Management Board

Leslie Hayman
Global SAP Human Resources

Karl-Heinz Hess
Integration and application platform SAP NetWeaver

Martin J. Homlish
Global Marketing

Wolfgang Kemna (up to January 30, 2004)
Global Sales Operations/Global Initiatives

Peter J. Kirschbauer
Business Solutions Group Service Industries

Klaus Kreplin (from February 12, 2003)
Integration and application platform SAP NetWeaver

Supervisory Board

Membership on other supervisory boards and comparable governing bodies of enterprises other than the Company, in Germany and other countries on December 31, 2003

Prof. Dr. h.c. mult. Hasso Plattner [2) 4) 5) 7)]
Chairperson
Chairman of the Supervisory Board

Helga Classen [1) 4) 7)]
Deputy Chairperson
Development architect

Pekka Ala-Pietilä [5)]
President Nokia Corporation, Espoo, Finland

Willi Burbach [1) 4) 5)]
Developer

Prof. Dr. Wilhelm Haarmann [2) 3) 7)]
Attorney-at-law, certified public auditor, certified tax advisor
Managing Partner, Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany

Supervisory Board, Häussler AG, Stuttgart, Germany
Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany
Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany

Dietmar Hopp [6)]
Managing Director, Dietmar Hopp Stiftung GmbH, Walldorf, Germany

Bernhard Koller [1) 3)]
Manager of idea management

Christiane Kuntz-Mayr [1) 5) 7)]
Development manager

Lars Lamadé [1) 6)]
Human resources consultant

Dr. Gerhard Maier [1) 2) 6)]
Development project manager

Dr. h.c. Hartmut Mehdorn [4]

Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany

Supervisory Board, DB Station&Service AG, Frankfurt am Main, Germany
Supervisory Board, DB Reise&Touristik AG, Frankfurt am Main, Germany
Supervisory Board, DB Regio AG, Frankfurt am Main, Germany
Supervisory Board, Stinnes AG, Berlin, Germany,
Supervisory Board, DB Netz AG, Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany (from April, 8, 2003)
Supervisory Board, Bayerische Magnetbahnvorbereitungs-gesellschaft mbH, Munich, Germany
Advisory Council, Railog GmbH, Kriftel, Germany
Supervisory Board, Projektgesellschaft METRORAPID mbH, Duisburg, Germany
Advisory Council, DB Akademie GmbH, Berlin, Germany (from July 2003)

Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer [5] [6]

Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI), Saarbrücken, Germany

Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, abaXX Technology AG, Stuttgart, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso Plattner Stiftung für Software-systemtechnik, Potsdam, Germany

Dr. Barbara Schennerlein [1] [7]

Principle solution consultant

Stefan Schulz [1] [3] [5]

Solution architect

Dr. Dieter Spöri [7]

Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany

Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany

Dr. h.c. Klaus Tschira [3]

Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany

Supervisory Board, SRH Learnlife AG, Heidelberg, Germany
Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

[1] Elected by the employees
[2] Member of the Company's Compensation Committee
[3] Member of the Company's Audit Committee
[4] Member of the Company's Mediation Committee
[5] Member of the Company's Technology Committee
[6] Member of the Company's Finance and Investment Committee
[7] Member of the Company's General Committee

Remuneration of the Supervisory Board

Under SAP AG's Articles of Incorporation the members of the Supervisory Board shall, in addition to the reimbursement of their expenditures, receive remuneration composed of a fixed element and a variable element. The variable element is dependent upon the distributed dividends. Both the fixed and the variable remuneration are higher for the chairperson and the deputy chairperson than for the other members.

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders' Meeting on May 6, 2004, the total annual remunerations of the Supervisory Board members for the year ended December 31, 2003, are as follows:

			2003	2002
	Fixed remuneration	Variable remuneration	Total	
	€(000)	€(000)	€(000)	€(000)
Prof. Dr. h.c. mult. Hasso Plattner (Chairperson) (Member from May 9, 2003)	38.7	38.7	77.4	0.0
Helga Classen (Deputy chairperson)	43.5	43.5	87.0	78.3
Willi Burbach	29.0	29.0	58.0	52.2
Prof. Dr. Wilhelm Haarmann	29.0	29.0	58.0	52.2
Dietmar Hopp (Chairperson until May 9, 2003)	41.1	41.1	82.2	104.4
Bernhard Koller	29.0	29.0	58.0	52.2
Christiane Kuntz-Mayr	29.0	29.0	58.0	34.8
Klaus-Dieter Laidig (Member up to May 9, 2003)	12.1	12.1	24.2	52.2
Lars Lamadé	29.0	29.0	58.0	34.8
Dr. Gerhard Maier	29.0	29.0	58.0	52.2
Dr. h.c. Hartmut Mehdorn	29.0	29.0	58.0	52.2
Pekka Ala-Pietilä	25.0	25.0	50.0	30.0
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer	29.0	29.0	58.0	34.8
Dr. Barbara Schennerlein	29.0	29.0	58.0	52.2
Stefan Schulz	29.0	29.0	58.0	34.8
Alfred Simon (Member up to May, 3 2002)	0.0	0.0	0.0	21.8
Dr. Dieter Spöri	29.0	29.0	58.0	52.2
Dr. h.c. Klaus Tschira	29.0	29.0	58.0	52.2
Total	**508.4**	**508.4**	**1,016.8**	**843.5**

The total annual remuneration of the Supervisory Board for the year ended December 31, 2002 amounted to €843.5 thousand. This amount includes €468.6 thousand fixed and €374.9 thousand variable remuneration.

The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.

Remuneration of the Executive Board

The members of the Executive Board receive salaries, stock-based awards under SAP's stock-based compensation plans and certain non-cash benefits for their services. Details and amounts of the remuneration are determined by the Supervisory Board's Compensation Committee.

The Executive Board members' salaries consist of a fixed element and a variable bonus. The variable bonus depends on the achievement of the Company's overall target, "Operating income before stock-based compensation and acquisition-related charges".

For the fiscal years 2003 and 2002, the members of the Executive Board received the following remuneration (including salaries, cash value of non-cash benefits and insurance premiums):

	2003	2002
	€(000)	€(000)
Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	1,450	1,748
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	3,383	1,301
Shai Agassi (Member from April, 17, 2002)	2,200	666
Léo Apotheker (Member from August 1, 2002)	2,246	379
Dr. Werner Brandt	1,864	722
Prof. Dr. Claus E. Heinrich	2,260	919
Gerhard Oswald	2,252	920
Dr. Peter Zencke	2,271	929
	17,926	**7,584**
thereof fixed remuneration	3,371	3,557
thereof variable remuneration	14,555	4,027

The amounts stated for members who joined or left the Executive Board in the course of 2003 only represent their remuneration for the period of their nomination.

The difference between the total remuneration for 2002 and 2003 results, among other factors, from a higher variable remuneration in 2003. The figures are also impacted by the increase in the number of members from six to eight in 2002 and a decrease in the number of members from eight to seven in 2003.

In addition to the compensation above, Shai Agassi received in 2003 €860 thousand (2002: €7,030 thousand) in cash which resulted from stock-based compensation entitlement that he had received as a member of the management of

TopTier Software, Inc. prior to the acquisition of TopTier by SAP. Upon the acquisition of TopTier in 2001, SAP had agreed to pay out these entitlements to all former employees and members of managment of TopTier who continue to be actively employed by SAP after a certain vesting period.

During the fiscal year 2003 the members of the Executive Board received the following stock options under the SAP SOP 2002:

	Stock options
Prof. Dr. Henning Kagermann (Chairman and CEO)	80,000
Shai Agassi	60,000
Léo Apotheker	30,000
Dr. Werner Brandt	30,000
Prof. Dr. Claus E. Heinrich	45,000
Gerhard Oswald	45,000
Dr. Peter Zencke	45,000
	335,000

The fair value at the granting date of the stock options granted to the Executive Board members was €28.74 per option. The contractual life of the stock options is five years.

During the fiscal year 2003, the members of the Executive Board exercised awards granted under the LTI 2000 Plan as follows:

	Stock options		Convertible bonds	
	Number of stock options	Weighted average exercise price per option	Number of stock options	Weighted average exercise price per bond
		€		€
Gerhard Oswald	22,626	77.84	-	-
Dr. Peter Zencke	15,851	78.59	-	-
	38,477	**78.15**	-	-

As of December 31, 2003, the members of the Executive Board held the following stock options granted under the LTI 2000 Plan:

		Exercisable as of December 31, 2003		Not exercisable as of December 31, 2003		Total	
	Exercise price (€)	Number of options	Remaining contractual life (in years)	Number of options	Remaining contractual life (in years)	Number of options	Remaining contractual life (in years)
Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	-	-	-	-	-	-	
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	67.33	18,501	6.14	9,531	6.14	28,032	6.14
	81.82	12,993	7.14	26,382	7.14	39,375	7.14
Shai Agassi	-	-	-	-	-	-	-
Léo Apotheker	101.08	-	-	21,875	8.14	21,875	8.14
Dr. Werner Brandt	81.82	2,062	7.14	4,188	7.14	6,250	7.14
Prof. Dr. Claus E. Heinrich	67.33	13,551	6.14	6,981	6.14	20,532	6.14
	81.82	9,075	7.14	18,425	7.14	27,500	7.14
Gerhard Oswald	67.33	-	-	6,981	6.14	6,981	6.14
	81.82	-	-	18,425	7.14	18,425	7.14
	101.08	-	-	31,250	8.14	31,250	8.14
Dr. Peter Zencke	67.33	-	-	6,981	6.14	6,981	6.14
	81.82	-	-	18,425	7.14	18,425	7.14
		56,182		**169,444**		**225,626**	

The strike prices for stock options listed above reflect the prices that an Executive Board member would have to pay for one SAP common share upon exercising the stock option on December 31, 2003. The strike prices vary based upon the outperformance of the SAP common share price appreciation versus the appreciation of the Goldman Sachs Software Index.

As of December 31, 2003, the members of the Executive Board held the following convertible bonds granted under the LTI 2000 Plan:

		Exercisable as of December 31, 2003		Not exercisable as of December 31, 2003		Total	
	Exercise price (€)	Number of convertible bonds	Remaining contractual life (in years)	Number of convertible bonds	Remaining contractual life (in years)	Number of convertible bonds	Remaining contractual life (in years)
Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	–	–	–	–	–	–	–
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	290.32	14,800	6.14	7,625	6.14	22,425	6.14
	191.25	10,395	7.14	21,105	7.14	31,500	7.14
	151.50	–	–	90,000	8.14	90,000	8.14
Shai Agassi	–	–	–	–	–	–	–
Léo Apotheker	334.67	15,741	6.14	8,109	6.14	23,850	6.14
	191.25	9,900	7.14	20,100	7.14	30,000	7.14
	151.50	–	–	17,500	8.14	17,500	8.14
Dr. Werner Brandt	191.25	1,650	7.14	3,350	7.14	5,000	7.14
	151.50	–	–	30,000	8.14	30,000	8.14
Prof. Dr. Claus E. Heinrich	290.32	10,840	6.14	5,585	6.14	16,425	6.14
	191.25	7,260	7.14	14,740	7.14	22,000	7.14
	151.50	–	–	50,000	8.14	50,000	8.14
Gerhard Oswald	290.32	10,840	6.14	5,585	6.14	16,425	6.14
	191.25	7,260	7.14	14,740	7.14	22,000	7.14
	151.50	–	–	25,000	8.14	25,000	8.14
Dr. Peter Zencke	290.32	10,840	6.14	5,585	6.14	16,425	6.14
	191.25	7,260	7.14	14,740	7.14	22,000	7.14
	151.50	–	–	50,000	8.14	50,000	8.14
		106,786		**383,764**		**490,550**	

The strike prices for convertible bonds listed above reflect the prices that an Executive Board member would have to pay for one SAP common share upon conversion of the bond. The strike prices are fixed and equal the market price of a common share as quoted on the day immediately preceding the granting of the convertible bond.

As of December 31, 2003, the members of the Executive Board held the following stock options granted under the SAP SOP 2002:

		Exercisable as of December 31, 2003		Not exercisable as of December 31, 2003		Total	
	Exercise price (€)	Number of options	Remaining contractual life (in years)	Number of options	Remaining contractual life (in years)	Number of options	Remaining contractual life (in years)
Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	–	–	–	–	–	–	
Prof. Dr. Henning Kagermann (Co-Chairman and CEO)	90.37	–	–	80,000	4.16	80,000	4.16
Shai Agassi	90.37	–	–	30,000	4.16	30,000	4.16
	99.13	–	–	30,000	4.67	30,000	4.67
Léo Apotheker	90.37	–	–	30,000	4.16	30,000	4.16
Dr. Werner Brandt	90.37	–	–	30,000	4.16	30,000	4.16
Prof. Dr. Claus E. Heinrich	90.37	–	–	45,000	4.16	45,000	4.16
Gerhard Oswald	90.37	–	–	45,000	4.16	45,000	4.16
Dr. Peter Zencke	90.37	–	–	45,000	4.16	45,000	4.16
		–		335,000		335,000	

The exercise price for one common SAP AG share shall be 110 % of the base price. The base price for any stock option shall be the arithmetic mean of the SAP share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the Issue Date of that stock option. These provisions notwithstanding, the exercise price shall be not less than the closing auction price on the day before the Issue Date.

During 2003 and as of December 31, 2003 the Company did not provide any loans, warranties or guarantees to members of the Executive Board and Supervisory Board.

The projected benefit obligation as of December 31, 2003 for former Executive Board members was €1,662 thousand (2002: €1,507 thousand).

Shareholdings of members of the Supervisory Board and Executive Board

The number of SAP AG shares owned by Hasso Plattner (Chairman of the Supervisory Board), Dietmar Hopp (Member of the Supervisory Board) and Klaus Tschira (Member of the Supervisory Board), their family members and related entities are disclosed in Note 23. All other members of the Supervisory Board and the Executive Board own less than 1 % of SAP AG shares.

In 2003, SAP received from members of the Supervisory Board and Executive Board and spouses, registered partners for life, parents, and children of Board members the following notifications under section 15a of the German Securities Trade Act regarding acquisitions and sales of SAP shares (directors dealing):

Transactions in SAP shares (WKN 716460/ISIN DE 0007164600)				
Notifying party	Transaction date	Transaction	Number of shares	Price per share (€)
Helga Classen	December 2, 2003	Sale	440	130.50
	December 2, 2003	Exercise of subscription right	250	51.62
Daniel Hopp	September 11, 2003	Sale	17,950	117.75
	September 12, 2003	Sale	34,897	117.80
	October 16, 2003	Sale	150,000	126.11
	October 17, 2003	Sale	67,500	126.24
	October 21, 2003	Sale	57,250	123.49
	October 30, 2003	Sale	62,500	124.86
	October 31, 2003	Sale	109,903	123.57
Oliver Hopp	September 11, 2003	Sale	17,950	117.75
	September 12, 2003	Sale	34,897	117.80
	October 16, 2003	Sale	150,000	126.11
	October 17, 2003	Sale	67,500	126.24
	October 21, 2003	Sale	57,250	123.49
	October 30, 2003	Sale	62,500	124.86
	October 31, 2003	Sale	109,903	123.57
Gerhard Oswald	September 10, 2003	Exercise of subscription right	9,075	87.07
	September 10, 2003	Sale	22,626	117.70
	September 10, 2003	Exercise of subscription right	13,551	71.65
Kristina Plattner	February 7, 2003	Purchase	20,000	86.10
	February 10, 2003	Purchase	20,000	84.71
	February 11, 2003	Purchase	8,000	86.43
	February 12, 2003	Purchase	1,250	86.62
	February 13, 2003	Purchase	15,750	86.12
Stefanie Plattner	February 7, 2003	Purchase	20,000	86.10
	February 10, 2003	Purchase	20,000	84.71
	February 11, 2003	Purchase	8,000	86.43
	February 12, 2003	Purchase	1,250	86.62
	February 13, 2003	Purchase	15,750	86.12
Dr. Peter Zencke	October 30, 2003	Sale	15,851	125.34
	October 30, 2003	Exercise of subscription right	6,776	69.97
	October 30, 2003	Exercise of subscription right	9,075	85.02

(36) Related Party Transactions

Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in Note 35. The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm's length.

August-Wilhelm Scheer is the major shareholder and head of the supervisory board of IDS Scheer AG, a German software and IT services company. Until early 2004 SAP owned a minority stake in IDS Scheer (approximately 2.5% of IDS Scheer's shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm's length, whereby mainly IDS Scheer provides services for SAP. In October 2003 SAP and IDS Scheer entered into a strategic relationship to jointly develop and market a software solution for Business Process Management (BPM). As part of this strategic relationship SAP both acquired and licensed certain software related intellectual property rights from IDS Scheer.

In February 2002, SAP started negotiations with DCW Software AG & Co. KG ("DCW") with regard to a possible investment of SAP in DCW. SAP acquired a controlling interest in DCW in November 2003 and increased this stake to 100% in January 2004. At the time of the initial negotiations DCW had a credit facility agreement with Fancourt Flugcharter GmbH & Co KG, a company wholly owned by Hasso Plattner. There were no credit amounts drawn by DCW under this facility when SAP started the investment negotiations. The credit facility agreement was terminated without further drawings in May 2003.

After his move from SAP's Executive Board to SAP's Supervisory Board, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract is expenses-only. Therefore SAP only incurred expenses for reimbursements of out-of-pocket expenses incurred by Hasso Plattner unter this contract.

Wilhelm Haarmann is a partner in Haarmann Hemmelrath & Partner ("HHP"), which infrequently serves as special German tax counsel, counsels SAP with regard to other legal matters, and provides expert valuation services for SAP. The fees paid for these services have historically been immaterial, both in relation to HHP's total revenue and in relation to SAP's total expenses for such services.

At no point in the years ended December 31, 2003, 2002 the Company held Note receivables from any member of the Executive Board and Supervisory Board. During the years ended December 31, 2003, 2002 and 2001, there were no significant transactions between the Company and the major shareholders as outlined in Note 23.

In 2000, SAP commenced a strategic alliance relationship with Commerce One to jointly develop, market and sell Internet-based software solutions. In connection with this relationship, SAP in its fiscal year 2000 acquired common stock of Commerce One and in 2001 increased its equity investment in the common stock of Commerce One to the point of exercising significant influence. As part of the acquisition arrangement SAP agreed to certain limitations that restrict SAP's ability to transfer its common shares of Commerce One, to increase its ownership interest and to engage in certain takeover transactions involving Commerce One without approved by Commerce One's Board of Directors. In 2002, SAP named a non-voting observer to attend Commerce One's Board of Directors meetings. The cooperation agreements between the two companies were amended several times between 2001 and 2003. In 2003, SAP effectively ceased all transactions under the cooperation arrangements and ceased the jointly developed products or replaced such products with SAP products. As discussed in Note 4, the carrying value of SAP's investment in Commerce One was reduced to zero as of December 31, 2002 and remained at zero throughout 2003. For the year ended December 31, 2003, transactions with Commerce One accounted for less than 1% of the Company's total revenues and cost of revenues. For the year ended December 31, 2002 and 2001, transactions with Commerce One accounted for approximately 1% of the Company's total revenues and less than 1% of the Company's cost of revenues. Transactions involving Commerce One are expected to continue to be immaterial in periods beyond 2003.

(37) Significant Differences Between German and U.S. Accounting Principles

Introduction

Because SAP AG is a German holding corporation that owns the majority of voting rights in other enterprises, it is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code (Handelsgesetzbuch – HGB). HGB section 292a offers an exemption from this obligation if consolidated financial statements are prepared and published in accordance with an internationally accepted accounting principle (such as U.S. GAAP or IFRS). To make use of this exemption, the Company is required to describe the significant differences between the accounting methods applied and German accounting methods.

Fundamental Differences

German HGB accounting rules ("German GAAP") and U.S. GAAP are based on fundamentally different perspectives. While accounting under German GAAP emphasizes the principle of prudence and creditor protection, providing all relevant information to investors in order to facilitate future investment decision-making is a primary emphasis of U.S. GAAP.

Revenue Recognition

Under German GAAP, payment terms generally have no impact on revenue recognition. Under SOP 97-2, extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

Generally, software maintenance agreements are executed in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German GAAP, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore, the fair market value of nonstandard maintenance arrangements including free service periods reduces the related software license revenue and is recognized as maintenance revenue when such services are provided in subsequent periods.

STAR Plan

Under German GAAP, the compensation expense is recognized over a period beginning with the granting of the STARs and ending with the measurement date. Under U.S. GAAP, the expense is recognized over a period beginning with the granting of the STARs and ending with the payment of the last installment.

LTI 2000 Plan/SAP SOP 2002

Under German GAAP, the Company records expense over the vesting period only to the extent the Company provides shares it acquired from the market to the participant upon conversion or exercise. The expense amount is based upon the intrinsic value of awards on the reporting date. No expense is recorded if the Company issues shares from Contingent capital to the participant. Under U.S. GAAP, no expense is recorded for stock options granted under SAP SOP 2002 and convertible bonds issued under LTI 2000 since the grant price is not less than the fair market value of an SAP AG common share on the date of grant. Because the exercise price for stock options granted under the LTI 2000 Plan is variable, U.S. GAAP requires recognition of an expense over the vesting period based upon the stock options' intrinsic value on the reporting date.

Employee Discounted Stock Purchase Program

Under certain employee discounted stock purchase programs, SAP employees are provided a discount on the purchase of SAP shares. Under German GAAP, discounts provided under these programs are expensed whereas under U.S. GAAP, discounts provided are recorded as a direct reduction of additional paid-in capital.

Goodwill and Intangible Assets

According to German GAAP, goodwill and intangible assets acquired in business combinations are capitalized and subject to amortization and impairment testing. According to SFAS 142, goodwill and intangible assets with an indefinite life acquired in business combinations are only subject to impairment testing but not to amortization.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance-sheet date. Unrealized losses are included in earnings. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available for sale, or held to maturity. The Company's securities are considered to be either trading or available for sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance-sheet date. Unrealized gains and losses for available for sale securities are reported net of tax in Accumulated other comprehensive income. A write-down in the value through a charge to finance expense occurs if a decline in market value is deemed to be other-than-temporary, that is, if the fair market value remains below cost for an extended period. Unrealized gains and losses from trading securities are included in earnings.

Derivative Financial Instruments

Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized; unrealized losses are accrued. Under SFAS 133, derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in accumulated other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

Treasury Stock

According to German GAAP, treasury stock is considered a marketable security and is valued at the lower of cost or market at the balance-sheet date. Unrealized and realized losses and realized gains are included in earnings. Under U.S. GAAP, treasury stock is recorded at cost within shareholder's equity. Changes in value, whether realized or unrealized, are not recognized.

Retroactive Application of the Equity Method

Under German GAAP, obtaining the ability to exercise significant influence over the operating and financial policies of an investee would not lead to a retroactive application of the equity method, whereas under U.S. GAAP such application is required.

(38) German Code of Corporate Governance

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that listed companies publicly state every year the extent to which they comply with them. Companies can deviate from the suggestions without having to make any public statements.

In 2003 and 2002, the Executive Boards and Supervisory Boards both of SAP AG and SAP's publicly traded subsidiary SAP Systems Integration AG issued the required compliance statements. These statements are available on the websites of the two companies.

(39) Subsidiaries, Associated Companies and Other Investments

as of December 31, 2003	Ownership	Sales revenues in 2003[1]	Net income/ loss (–) for 2003[1]	Equity as of Dec. 31, 2003[1]	Number of employees as of Dec. 31, 2003[2]
Name and location of company	%	€(000)	€(000)	€(000)	
I. Affiliated Companies					
Germany					
SAP Deutschland AG & Co. KG, Walldorf	100	1,650,523	341,670	537,336	2,962
SAP Systems Integration AG, Dresden[5]	70	237,092	10,603	253,980	1,519
SAP Retail Solutions GmbH & Co., St. Ingbert	100	75,809	11,445	29,564	539
Steeb Anwendungssysteme GmbH, Abstatt	100	46,635	3,939	6,697	212
SAP Hosting AG & Co. KG, St. Leon-Rot[7]	100	27,611	409	– 407	113
DCW Software Deutschland GmbH, Mannheim[3], [4]	100	2,260	0	546	57
DCW Software Deutschland AG & Co. KG, Mannheim[3], [4], [6]	5	1,554	46	412	17
SPM Technologies Deutschland GmbH, Berlin[3], [4]	100	1,465	96	20,850	189
DCW Software F+E GmbH, Mannheim[3], [4]	100	1,007	0	25	74
SAP Beteiligungs GmbH, Walldorf	100	3	0	31	0
SAP Portals Europe GmbH, Walldorf[4]	100	0	8,153	108,721	0
SAP Software Holding GmbH, St. Ingbert	100	0	5,239	8,114	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100	0	0	25	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100	0	2	37	0
SAP Investment- und Beteiligungs GmbH, Walldorf	100	0	0	35	0
eSAP Beteiligungs GmbH, Walldorf	100	0	2	29	0
SAP Portals Holding Beteiligungs GmbH, Walldorf[4]	100	0	0	639,610	0
sky7home GmbH, Walldorf	100	0	0	26	0
SAP Beteiligungsverwaltungs GmbH, Walldorf	100	0	1	106	0
SAP SI Consulting GmbH, Walldorf[4]	100	0	0	10	0
PHANTOM-plus Vermögensverwaltungs-GmbH, Walldorf[3], [4], [8]	0	0	– 481	352	0
Rest of Europe, Middle East, Africa					
SAP (UK) Limited, Feltham/Great Britain	100	368,086	40,654	84,677	626
SAP (Schweiz) AG, Biel/Switzerland	100	298,781	39,003	90,621	515
SAP FRANCE S.A., Paris/France	100	263,963	2,574	19,363	637
S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., Milan/Italy[4]	100	227,626	19,086	86,500	424
SAP Nederland B.V., 's-Hertogenbosch/The Netherlands	100	169,941	17,456	74,455	356
SAP Österreich GmbH, Vienna/Austria	100	132,445	9,348	31,737	427
SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid/Spain[4]	100	117,187	9,032	50,720	293
SYSTEMS APPLICATIONS AND PRODUCTS IN DATA PROCESSING (NV SAP BELGIUM SA), Brussels/Belgium[4]	100	102,651	3,787	29,071	226
SAP Danmark A/S, Copenhagen/Denmark	100	93,625	1,166	13,931	213
SAP Svenska Aktiebolag, Stockholm/Sweden	100	81,685	326	10,295	176
Systems Applications Products (Africa) (Pty) Ltd, Woodmead/South Africa	100	59,486	2,431	6,496	288
SAP ČR, spol. s.r.o., Prague/Czech Republic	100	57,446	4,178	18,924	174
LLC "SAP C.I.S. and Baltic States", Moscow/Russia	100	56,071	6,356	18,573	322
SAP Finland Oy, Espoo/Finland	100	54,939	2,191	13,812	136
SAP Portals Israel Ltd., Ra'anana/Israel[4]	100	51,228	30,667	40,476	189
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paço d'Arços/Portugal	100	49,650	3,866	15,248	132

as of December 31, 2003

Name and location of company	Ownership	Sales revenues in 2003[1]	Net income/ loss (-) for 2003[1]	Equity as of Dec. 31, 2003[1]	Number of employees as of Dec. 31, 2003[2]
	%	€(000)	€(000)	€(000)	
SAP Public Services (Pty) Ltd., Woodmead/South Africa[4]	70	43,255	5,654	8,612	51
SAP Norge AS, Lysaker/Norway	100	33,907	1,268	10,313	92
SAP SSC (Ireland) Limited, Dublin/Ireland	100	32,099	5,096	17,213	451
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest/Hungary	100	31,338	222	9,014	135
SAP Polska Sp. z.o.o., Warsaw/Poland	100	28,514	- 358	5,745	143
SAP Hellas "Systems Application and Data Processing S.A.", Athens/Greece	100	22,116	- 3,777	2,571	178
SAP Slovensko s.r.o., Bratislava/Slovakia	100	18,106	1,554	7,143	58
SAP Labs France S.A., Mougins/France	100	15,547	304	3,614	150
SAP Türkiye Yazilim Üretim ve Tic. A.S., Istanbul/Turkey	100	12,654	1,086	1,790	31
SAP Ireland Limited, Dublin/Ireland	100	11,634	68	- 528	15
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana/Slovenia	100	11,032	1,169	2,443	24
SAP Systems Integration (Schweiz) AG, Regensdorf/Switzerland[4]	100	10,715	978	2,894	54
SAP Manage Ltd., Tel Aviv/Israel	100	9,664	73	241	159
SAP Labs Israel Ltd., Herzliya/Israel	100	4,302	15	2,069	36
LLC "SAP Ukraine", Kiev/Ukraine	100	3,990	919	1,137	24
SAP Labs Bulgaria EOOD, Sofia/Bulgaria	100	3,831	- 78	108	144
SAP d.o.o., Zagreb/Croatia	100	3,190	- 54	661	17
SAP BULGARIA LTD, Sofia/Bulgaria[4]	100	2,491	- 24	- 2,149	2
SAP CYPRUS LTD, Nicosia/Cyprus[4]	100	1,875	- 476	- 1,164	9
Systems Applications Products Nigeria Ltd. Lagos/Nigeria[4]	100	1,077	- 257	- 443	1
SAP Kazakhstan LLP, Almaty/Kazakhstan[3]	100	750	120	600	12
Ithinqcom (Pty) Ltd., Woodmead/South Africa[4]	100	30	- 473	- 683	0
Ambin Properties (Pty) Ltd., Woodmead/South Africa[4]	100	0	- 98	- 102	0
SAP Portals Nederland B.V., 's-Hertogenbosch/ The Netherlands	100	0	- 8	- 2,948	0
KGM 46 Investments (Pty) Limited i.L., Woodmead/South Africa[4]	100	0	0	0	0
SAP Public Services BEE Investment Trust (Pty) Ltd, Woodmead/South Africa[3], [4]	100	0	0	0	0
SAP Portals UK Limited, Feltham/Great Britain[4]	100	- 2	- 780	- 685	0
Americas					
SAP America, Inc., Newtown Square/USA	100	1,603,445	70,022	800,415	3,200
SAP Public Services, Inc., Washington D.C./USA[4]	100	217,853	20,140	- 23,453	198
SAP Canada Inc., Toronto/Canada	100	198,014	16,240	113,867	515
SAP Labs, LLC, Palo Alto/USA[4]	100	193,156	1,086	43,301	962
SAP Brasil Ltda., São Paulo/Brazil	100	109,320	3,234	15,496	388
SAP México, S.A. de C.V., Mexico City/Mexico	100	89,930	3,617	14,844	208
SAP Global Marketing Inc., Wilmington/USA	100	85,000	- 2,250	5,041	150
SAP ANDINA Y DEL CARIBE C.A., Caracas/Venezuela	100	59,238	195	14,953	160
SAP ARGENTINA S.A., Buenos Aires/Argentina	100	39,040	601	9,718	172
SAP Systems Integration America, LLC., Atlanta/USA[4]	100	29,476	2,380	13,094	98
SAP International, Inc., Miami/USA[4]	100	15,147	124	1,667	29

as of December 31, 2003 Name and location of company	Ownership %	Sales revenues in 2003[1)] €(000)	Net income/ loss (-) for 2003[1)] €(000)	Equity as of Dec. 31, 2003[1)] €(000)	Number of employees as of Dec. 31, 2003[2)]
SAP Properties, Inc., Newtown Square/USA[4)]	100	4,656	151	256	0
SAP Systems Integration America Holding, Inc., Newtown Square/USA[4)]	100	0	- 83	10,415	0
SAP Investments, Inc., Wilmington/USA[4)]	100	0	6,875	544,254	0
SAP GOVERNMENT SUPPORT AND SERVICES, INC., Wilmington/USA[3), 4)]	100	0	0	0	0
SAP Financial Inc., Toronto/Canada[3)]	100	0	0	- 92,526	0
Asia, Pacific					
SAP JAPAN Co., Ltd., Tokyo/Japan	100	462,441	34,483	134,939	1,365
SAP AUSTRALIA PTY LTD, Sydney/Australia	100	118,375	8,278	24,102	317
SAP Asia Pte. Ltd., Singapore	100	59,153	- 6,775	1,786	321
SAP INDIA SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING PRIVATE LIMITED, Bangalore/India	100	51,797	- 1,552	27,948	255
SAP (Beijing) Software System Co., Ltd., Beijing/China	100	43,121	1,164	2,111	307
SAP Korea Limited, Seoul/Korea	100	40,076	- 2,001	- 699	175
SAP MALAYSIA SDN. BHD., Kuala Lumpur/Malaysia	100	25,382	2,944	8,373	68
SAP NEW ZEALAND LIMITED, Auckland/New Zealand	100	20,783	1,545	5,560	32
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok/Thailand	100	18,506	2,461	10,521	28
SAP Labs India Private Limited, Bangalore/India	100	17,863	- 495	6,048	734
SAP HONG KONG CO. LIMITED, Taikoo Shing/Hong Kong	100	17,646	1,318	5,852	42
SAP Taiwan Co., Ltd., Taipei/Taiwan	100	17,046	1,087	7,543	42
PT SAP Indonesia, Jakarta/Indonesia	100	8,628	2,390	7,510	32
SAP Philippines, Inc., Makati City/Philippines	100	6,592	597	1,766	25
SAP Markets Asia Pacific Solutions Pte Ltd, Singapore	100	69	293	- 6,693	0
SAP India (Holding) Pte Ltd, Singapore	100	0	- 14	274	0
II. Associated Companies					
Commerce One, Inc., San Francisco/USA	20.0	31,806	- 57,108	- 556	105
Global Virtual Marketplace GmbH, Munich/Germany	50.0	122	- 2,361	- 663	5
Pandesic LLC i.L., Newtown Square/USA	50.0	0	0	0	0
Procument Negócios Eletrônicos S.A., Rio de Janeiro/Brazil[3)]	17.0	508	- 238	5,850	40
Garderos Software Innovations, Munich/Germany[3)]	21.3	669	- 1,791	1,165	20

as of December 31, 2003

Name and location of company
III. Other Investments (ownership of five or more percent)
ABACO P.R., Inc., Alpharetta/USA
Apriso Corp., Long Beach/USA
Buildpoint Corp., Redwood Shores/USA
CABC, Inc., Dallas/USA
Catalyst International, Inc., Milwaukee/USA
cc-chemplorer Ltd., Dublin/Ireland
CenTrade, a.s., Prague/Czech Republik
CPGmarket.com S.A., Geneva/Switzerland
Datria Systems, Inc., Englewood/USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern/Germany
e-millenium 1 GmbH & Co. KG, Munich/Germany
Grau Data Storage AG, Schwäbisch Gmünd/Germany
Human Resource Management & Consulting Co., Ltd., Tokyo/Japan
imc information multimedia communication AG, Saarbrücken/Germany
IndX Software, Inc., Aliso Viejo/USA
Intalio, Inc., San Mateo/USA
Marketline Internet Szolgáltató Részvénytársaság, Budapest/Hungary
mysaar.com Betreibergesellschaft Verwaltungs GmbH, Essen/Germany
Onventis GmbH, Stuttgart/Germany
Ops Technology, Inc., San Francisco/USA
Orbian Corporation Ltd., Bermuda/USA
Powersim Corporation, Virginia/USA
ProSyst Software AG, Cologne/Germany
Realize Corporation, Tokyo/Japan
Steeleye Technology, Inc., Mountain View/USA
SupplyOn AG, Hallbergmoos/Germany
UTILITe-Place AG, Hamburg/Germany
VCB Virtueller Campus Bayern GmbH, Hof (Saale)/Germany
Venture Capital Beteiligungs GbR, Stuttgart/Germany
YellowMap AG, Karlsruhe/Germany

1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.
2) As of December 31, 2003, including managing directors
3) Consolidated for the first time in 2003
4) *Represents a wholly or majority owned entity of a subsidiary*
5) Publicly held company
6) Consolidated due to controlling interest
7) A portion of SAP's external hosting revenue is not included here but in the revenue numbers of the subsidiaries, which sell the services to the customers.

Walldorf, February 27, 2004

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung
Walldorf, Baden

Executive Board



Kagermann



Agassi



Apotheker



Brandt



Heinrich



Oswald



Zencke

FINANCIAL STATEMENTS OF SAP AG – SHORT VERSION

(Prepared in accordance with German GAAP-HGB)

INCOME STATEMENT

	2003	2002
	€(000)	€(000)
Total revenue	2,954,720	2,773,697
Other operating income	676,106	666,876
Cost of services and materials	- 864,956	- 790,124
Personnel expenses	- 762,170	- 619,455
Depreciation and amortization	- 331,307	- 221,319
Other operating expenses	- 674,681	- 921,065
Finance income	358,173	- 375,805
Income from ordinary activities	1,355,886	512,805
Income taxes	- 301,107	- 235,712
Net income	1,054,779	277,093

BALANCE SHEET

	12/31/2003	12/31/2002
	€(000)	€(000)
Intangible assets	354,716	585,815
Property, plant and equipment	617,653	572,483
Financial assets	1,760,120	1,628,773
Fixed assets	2,732,489	2,787,071
Inventories	2,394	2,952
Accounts receivable	1,022,146	961,674
Marketable securities	461,631	265,546
Liquid assets	453,409	111,324
Non-fixed assets	1,939,580	1,341,496
Deferred taxes	27,121	22,567
Prepaid expenses and deferred charges	17,423	19,902
Total assets	4,716,613	4,171,036
Shareholders' equity	3,160,697	2,278,810
Reserves and accrued liabilities	627,876	579,896
Other liabilities	927,702	1,309,110
Deferred income	338	3,220
Total shareholders' equity and liabilities	4,716,613	4,171,036

The complete Financial Statements and unqualified auditors' report for SAP AG are published in the Bundesanzeiger (German Federal Gazette) and deposited with the Commercial Registry of the Heidelberg Municipal Court. They can be obtained from SAP AG on request.

FIVE-YEAR SUMMARY

SAP Group

(in millions of €, unless otherwise stated)	1999	2000	2001	2002	2003
Total revenue	**5,110.2**	**6,264.6**	**7,340.8**	**7,412.8**	**7,024.6**
% generated by foreign subsidiaries	77 %	78 %	78 %	76 %	75 %
% product revenue	61 %	66 %	64 %	64 %	67 %
per employee[2)] (in thousands of €)	243	271	271	255	241
Operating income	**796.2**	**802.7**	**1,312.4**	**1,625.7**	**1,724.0**
Operating income excluding stock-based compensation and acquisition costs	936.5	1,243.5	1,471.0	1,688.0	1,879.6
Operating margin	16 %	13 %	18 %	22 %	25 %
Operating margin excluding stock-based compensation and acquisition costs	18 %	20 %	20 %	23 %	27 %
Financial income, net	**235.2**	**265.6**	**– 233.0**	**– 555.3**	**16.3**
Interest income, net	31.2	59.2	33.7	24.8	43.4
Loss from associated companies	– 19.6	– 96.9	– 165.5	– 394.0	0.0
Other finance income/loss, net	223.6	303.3	– 101.2	– 186.1	– 27.1
Net income	**601.0**	**615.7**	**581.1**	**508.6**	**1,077.1**
Return on equity (net income as a % of average equity)	27 %	22 %	19 %	17 %	33 %
Earnings per share	1.92	1.96	1.85	1.62	3.47
Income before income tax	980.3	1,012.9	1,068.8	1,107.7	1,776.6
Return on sales (income before income tax as a % of total revenue)	19 %	16 %	15 %	15 %	25 %
Total assets	**4,826.9**	**5,619.0**	**6,195.6**	**5,608.5**	**6,325.9**
Fixed assets	**1,524.0**	**1,623.7**	**2,203.5**	**1,632.4**	**1,609.0**
Intangible assets	119.9	116.1	499.4	440.8	421.3
Property, plant & equipment	794.3	870.7	997.0	1,034.2	1,019.7
Financial assets	609.8	636.9	707.1	157.3	168.0
Non-fixed assets incl. deferred taxes, prepaid expenses and deferred charges	**3,302.9**	**3,995.3**	**3,992.1**	**3,976.1**	**4,716.9**
Inventories	3.1	5.8	4.6	10.7	10.4
Accounts receivable	1,845.6	2,198.3	2,211.6	1,967.1	1,770.7
Liquid assets	810.3	1,086.7	866.1	1,237.9	2,096.0
Other non-fixed assets incl. deferred taxes, prepaid expenses and deferred charges	643.9	704.5	909.8	760.4	839.8
Shareholders' equity (incl. temporary equity)	**2,559.4**	**2,926.6**	**3,109.5**	**2,872.1**	**3,709.4**
as a % of fixed assets	168 %	180 %	141 %	176 %	231 %
Subscribed capital	267.8	314.7	314.8	315.0	315.4
Other shareholders' equity	2,291.6	2,202.4	2,794.7	2,557.1	3,394.0
Temporary equity	0.0	409.5	0.0	0.0	0.0
Liabilities (incl. deferred charges and minority interest)	**2,267.5**	**2,692.4**	**3,086.1**	**2,736.4**	**2,616.5**
Long-term liabilities	483.6	181.5	288.3	331.0	365.1
Current liabilities	1,783.9	2,510.9	2,797.8	2,405.4	2,251.4

SAP Group

(in millions of €, unless otherwise stated)	1999	2000	2001	2002	2003
% of total assets					
Fixed assets	32 %	29 %	36 %	29 %	25 %
Non-fixed assets	68 %	71 %	64 %	71 %	75 %
Shareholders' equity	53 %	52 %	50 %	51 %	59 %
Liabilities	47 %	48 %	50 %	49 %	41 %
Financial liabilities	**57.5**	**153.4**	**465.7**	**34.0**	**31.6**
Long-term	32.9	6.5	7.4	11.3	12.0
Short-term	24.6	146.9	458.3	22.7	19.6
Interest income, net	+ 31.2	+ 59.2	+ 33.7	+ 24.8	+ 43.4
Purchases/depreciation and amortization					
Purchase of intangible assets, property, plant & equipment (incl. purchase of TopTier in 2001)	354.8	285.9	799.8	308.7	275.3
Depreciation and amortization	172.7	223.3	279.8	221.2	215.5
Depreciation and amortization as a % of purchases	49 %	78 %	35 %	72 %	78 %
Cash flow					
Net cash provided by operating activities	531.8	740.0	988.8	1,686.7	1,504.9
Net cash used in investing activities	- 347.7	- 525.7	- 1,065.9	- 223.5	- 911.3
Net cash used in/provided by financing activities	- 159.4	40.9	- 126.3	- 935.9	- 305.4
Cash earnings according to DVFA/SG[1]	**896.9**	**621.1**	**1,021.3**	**1,373.7**	**1,471.9**
as a % of total revenue	18 %	10 %	14 %	19 %	21 %
as a % of investments	253 %	217 %	128 %	445 %	535 %
Employees[2] and personnel expenses					
Number of employees, year-end	21,488	24,177	28,410	28,797	29,610
Number of employees, annual average	21,029	23,078	27,072	29,054	29,098
Personnel expenses	2,031.7	2,812.8	2,908.1	2,965.2	2,936.6
Personnel expenses - excluding stock-based compensation	1,891.4	2,372.0	2,809.7	2,929.5	2,806.6
Personnel expenses per employee - excluding stock-based compensation (in thousands of €)	90	103	104	101	96
Research and development expenses	**744.7**	**969.4**	**898.3**	**909.4**	**995.9**
as a % of total revenue	15 %	15 %	12 %	12 %	14 %

[1] German Society of Investment Analysts and Asset Managers
[2] Based on full-time equivalents (annual average for the years from 2000)

SAP Aktiengesellschaft (German GAAP-HGB)

(in millions of €, unless otherwise stated)	1999	2000	2001	2002	2003
Net income	312.2	278.5	1,069.8	277.1	1,054.8
Transfer of reserves	146.5	98.0	888.1	0.0	196.1
Dividend distributions[3]	165.8	180.4	182.3	186.3	248.7
Dividend per common share (in €)[4, 5]	0.52	0.57	0.58	0.60	0.80
Dividend per preference share (in €)[4, 5]	0.53	0.58	n/a	n/a	n/a
Stock prices at year-end (up to year 2000 spot rate in €, since 2001 closing price in €)					
- Common share	162.67	124.00	146.30	75.52	133.15
- Preference share	201.83	152.00	n/a	n/a	n/a
Number of shares at year-end (in thousands)[5]	**314,268**	**314,715**	**314,826**	**314,963**	**315,414**
- Common shares	183,000	183,000	314,826	314,963	315,414
- Preference shares	131,268	131,715	n/a	n/a	n/a
Market capitalization (in billions of €)	**56.3**	**42.7**	**46.1**	**23.8**	**42.0**

[3] For the year 2003 proposed dividend.
[4] Value adjusted for 3-for-1 stock split, for year 2003 proposed dividend.
[5] Value adjusted for 3-for-1 stock split, for the years from 2001 to 2003 only common shares as all preference shares have been converted.

FINANCIAL CALENDAR



2004

April [illegible]
Quarterly report, January - March 2004

May [illegible]
Annual General Shareholders' Meeting, Mannheim, Germany

May 7
Dividend payment

July [illegible]
Quarterly report, January - June 2004
Press and analyst conference and teleconference, London, Great Britain

October [illegible]
Quarterly report, January - September 2004

2005

January [illegible]
Preliminary figures for fiscal 2004
Press and analyst conference and teleconference, Frankfurt, Germany

May [illegible]
Annual General Shareholders' Meeting, Mannheim, Germany

May [illegible]
Dividend payment



ADDRESSES

Group headquarters
SAP AG
Neurottstrasse 16
69190 Walldorf
Germany

Tel. +49 6227 74 74 74
Fax +49 6227 75 75 75
E-Mail info@sap.com
Internet www.sap.com

The full addresses of our international subsidiaries and sales partners are in the Internet at www.sap.com/contactsap.

Investor Relations

Tel. +49 6227 74 15 51
Fax +49 6227 74 63 31
E-Mail investor@sap.com
Internet www.sap.com/investor

Press

Tel. +49 6227 74 63 11
Fax +49 6227 74 63 31
E-Mail press@sap.com
Internet www.sap.com/press

PUBLICATIONS FOR SHAREHOLDERS

The following publications are available from SAP Investor Relations.

- **SAP group annual report**
  (English or German)
- **Annual report on Form 20-F**
  (English only)
- **SAP AG annual report**
  (German only)
- **SAP quarterly reports**
  (English or German)
- **SAP Investor shareholder newsletter**
  (German only)
- **Fact sheet for shareholders**
  (English or German)

The SAP annual report, the quarterly reports, and the annual report on Form 20-F, as well as financial data spreadsheets are also available in the Internet at www.sap.com/investor.

Full information on the governance of SAP is posted at www.sap.com/corpgovernance. Materials available include:

- The SAP Articles of Incorporation
- SAP's Principles of Corporate Governance
- The declaration of SAP's implementation of the German Corporate Governance Code pursuant to the German Stock Corporation Act, section 161
- Code of Business Conduct
- Information on SAP's Executive Board and Supervisory Board and their members
- Details of directors' dealings in SAP shares

 

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Overall responsibility
SAP AG
Global Communications

Design and production
Kuhn, Kammann & Kuhn AG, Cologne/Munich, Germany

Photography
Michael Wiegmann, Cologne, Germany
Sonja May, Wiesloch, Germany (page 46)
Wolfgang Scheible, Stuttgart, Germany (pages 16, 17)

Printing
ColorDruck GmbH, Leimen, Germany









SAP AG
Neurottstrasse 16
69190 Walldorf
Germany